Exhibit 99.2

Execution Version

ARRANGEMENT AGREEMENT

between

20231089 Parent, LLC

and

1000548481 Ontario Inc.

and

Reunion Neuroscience Inc.

May 31, 2023

Table of Contents

ARTICLE 1 - INTERPRETATIONS		2
1.01	Defined Terms	2
1.02	Certain Rules of Interpretation	21
1.03	Company Disclosure Schedule	22
1.04	Subsidiaries to Comply	22
1.05	Schedules	22
ARTICLE 2 - THE ARRANGEMENT		23
2.01	Arrangement	23
2.02	Interim Order	23
2.03	The Company Meeting	24
2.04	The Circular	26
2.05	Final Order	27
2.06	Court Proceedings	28
2.07	Articles of Arrangement and Effective Time	28
2.08	Deposit of Consideration	29
2.09	Withholding Taxes	29
2.10	U.S. Securities Law Matters	29
2.11	Incentive Plan Matters	30
2.12	Further Assurances	30
ARTICLE 3 - REPRESENTATIONS AND WARRANTIES		30
3.01	Representations and Warranties of the Company	30
3.02	Representations and Warranties of Parent and Purchaser	31
3.03	Survival of Representations and Warranties	32
ARTICLE 4 - COVENANTS		32
4.01	Access to Information	32
4.02	Operation of the Company’s Business	33
4.03	Filings, Consents, and Approvals	40
4.04	Insurance and Indemnification	42
4.05	Securityholder Litigation	43
4.06	Additional Agreements	44
4.07	Disclosure	44
4.08	Notice and Cure Provisions	45
4.09	Stock Exchange Delisting; Deregistration	45
4.10	Regulatory Matters	46
4.11	Pre-Arrangement Reorganization	46
4.12	Tax Matters	48
ARTICLE 5 - ADDITIONAL COVENANTS REGARDING NON-SOLICITATION		49
5.01	No Solicitation	49
5.02	Notification of Acquisition Proposals	51
5.03	Responding to an Acquisition Proposal	52

-ii-

5.04	Superior Proposal; Right to Match	52
ARTICLE 6 - CONDITIONS		55
6.01	Mutual Conditions to Obligation of the Parties to Consummate the Arrangement	55
6.02	Additional Conditions to Obligation of the Company to Consummate the Arrangement	56
6.03	Additional Conditions to Obligations of Parent and Purchaser to Consummate the Arrangement	56
6.04	Satisfaction of Conditions	57
ARTICLE 7 - TERMINATION		58
7.01	Termination and Abandonment	58
7.02	Effect of Termination/Survival	59
7.03	Termination Payment and Expenses	59
ARTICLE 8 - GENERAL PROVISIONS		62
8.01	Amendment	62
8.02	Waiver	62
8.03	Entire Agreement	62
8.04	Applicable Laws; Jurisdiction; Specific Performance; Remedies	62
8.05	Assignability	63
8.06	No Third-Party Beneficiary	63
8.07	Notices	64
8.08	Severability	65
8.09	Privacy	65
8.10	Further Assurances	66
8.11	Counterparts	66
8.12	Time of the Essence	66
8.13	Transfer Taxes	66
SCHEDULE A PLAN OF ARRANGEMENT		A-1
SCHEDULE B ARRANGEMENT RESOLUTION		B-1
SCHEDULE C REPRESENTATIONS AND WARRANTIES OF THE COMPANY		C-1
SCHEDULE D REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER		D-1

ARRANGEMENT AGREEMENT

This Agreement is made as of May 31, 2023,

between

20231089 Parent, LLC, a limited liability company formed under the laws of Delaware

(“Parent”),

and

1000548481 Ontario Inc., a corporation existing under the laws of the Province of Ontario

(“Purchaser”),

and

Reunion Neuroscience Inc., a corporation existing under the federal laws of Canada

(the “Company”)

WHEREAS the Parties intend to carry out the Arrangement subject to the terms and conditions of this Agreement following continuance of Purchaser from the OBCA to the CBCA;

AND WHEREAS the Special Committee comprised of independent directors of the Company has unanimously determined that the Arrangement is in the best interests of the Company and has recommended to the Company Board that the Company Board approve the Arrangement and the entry into of this Agreement, and recommend that the Shareholders vote in favour of the Arrangement Resolution;

AND WHEREAS the Company Board has unanimously determined, after consultation with its financial advisors, reviewing the Fairness Opinion and acting on the unanimous recommendation of the Special Committee, that the Arrangement is in the best interests of the Company and is fair to Shareholders;

AND WHEREAS the Company Board has approved the transactions contemplated by this Agreement and unanimously determined to recommend approval of the Plan of Arrangement to the Shareholders;

AND WHEREAS in furtherance of the transactions contemplated by this Agreement and the Plan of Arrangement, the Company Board has agreed to submit the Plan of Arrangement to the Shareholders and the Court for approval in accordance with the terms and conditions of this Agreement;

AND WHEREAS the Supporting Securityholders, including all of the directors and officers of the Company, have entered into support and voting agreements pursuant to which such Supporting Securityholders have agreed to, among other things, support the Arrangement and vote their Shares in favour of the transactions contemplated herein;

AND WHEREAS, as a condition to the Company entering into this Agreement, an Affiliate of Parent and Purchaser (the “Guarantor”) is entering into a guarantee with the Company (the “Guarantee”), pursuant to which the Guarantor is guaranteeing certain obligations of Parent and Purchaser under this Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1 - INTERPRETATIONS

1.01	Defined Terms.

As used in this Agreement, the following terms have the following meanings and grammatical variations of those terms have the corresponding meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person other than Parent or Purchaser that: (a) contains confidentiality restrictions that are no less restrictive than those set out in the Confidentiality Agreement; (b) includes other customary terms that are no less favourable in the aggregate to the Company (in its capacity as a disclosing party under the Confidentiality Agreement) than those contained in the Confidentiality Agreement; (c) includes customary standstill restrictions; and (d) allows and does not preclude or limit the ability of the Company to disclose such agreement or information relating to such agreement or the negotiations with or information furnished to the other Person party thereto and which does not otherwise conflict with any of the terms of this Agreement (including restricting the Company from complying with Article 5 hereof).

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and any transaction solely between the Company, on the one hand, and one or more of its wholly owned Subsidiaries, on the other hand, or solely between or among the Company’s wholly owned Subsidiaries, any indication of interest, inquiry, request for information, proposal or offer (whether written or oral) from or made by any Person or group of Persons “acting jointly or in concert” (within the meaning of NI 62-104) (other than Parent and Purchaser) made after the date of this Agreement relating to, in a single transaction or series of related transactions (i) any direct or indirect acquisition, sale, disposition, partnership, alliance or joint venture, transfer or license (or any lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or sale) of assets (including securities of Company Subsidiaries) representing 20% or more of the Company and the Company Subsidiaries’ assets (taken as a whole) or to which 20% or more of the Company and the Company Subsidiaries’ revenues or earnings (taken as a whole) are attributable (in each case based on the consolidated financial statements of the Company most recently filed on SEDAR prior to such offer or proposal), (ii) any direct or indirect take-over bid, recapitalization, tender offer, exchange offer, treasury issuance, acquisition, sale, disposition, partnership, alliance or joint venture, transfer or license (or any lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or sale) that if consummated, would result in any Person or group of Persons beneficially owning or exercising control or direction over, directly or indirectly, 20% or more of any class of voting or equity securities (or rights thereto, and including equity swaps or similar arrangements and securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of the Company Subsidiaries whose assets represent 20% or more of the Company and the Company Subsidiaries’ assets (taken as a whole) or to which 20% or more of the Company and the Company Subsidiaries’ revenues or earnings (taken as a whole) are attributable (in each case based on the consolidated financial statements of the Company most recently filed on SEDAR prior to such offer or proposal), (iii) any plan of arrangement, merger, amalgamation, consolidation, reorganization, spin-off, security exchange, business combination, recapitalization, liquidation, dissolution, winding up, joint venture or similar transaction involving the Company or any of the Company Subsidiaries pursuant to which any such Person or group of Persons would own, directly or indirectly, assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and the Company Subsidiaries, taken as a whole (in each case based on the consolidated financial statements of the Company most recently filed on SEDAR prior to such offer or proposal), or (iv) any other similar transaction or series of related transactions involving the Company or any of the Company Subsidiaries the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement.

“Affected Securityholders” means, collectively, the Shareholders and the holders of any Company Option.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Agreement” means this arrangement agreement, including all schedules annexed hereto.

“Anti-Corruption Laws” means applicable Laws related to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the U.K. Bribery Act 2010, the Anti-Bribery Laws of the People’s Republic of China, legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), and any other applicable Law of similar effect.

“Anti-Spam Laws” means applicable Laws related to electronic advertising, marketing, telemarketing and/or commercial messages, including: (i) An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada); and (ii) the Controlling the Assault of Non-Solicited Pornography And Marketing Act (U.S.).

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, the Competition Act, state antitrust Laws, and all other applicable Laws and regulations (including non-U.S. Laws and regulations) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Arrangement” means the arrangement of the Company under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.

“Arrangement Consideration” means US$1.12 per Share in cash to be received by each Shareholder pursuant to the Plan of Arrangement in respect of each Share that is issued and outstanding immediately prior to the Effective Time.

“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the CBCA Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and Parent, each acting reasonably.

“Balance Sheet” has the meaning set forth in Section 18 of Schedule C.

“Breaching Party” has the meaning set forth in Section 4.08(c).

“Business Day” means any day except a Saturday, a Sunday, or any other day on which major commercial banks in Toronto, Ontario or Boston, Massachusetts are authorized or required by applicable Laws to be closed.

“Canadian Plan” has the meaning set forth in Section 29(k) of Schedule C.

“Cash Determination Time” means the close of business as of the third Business Day immediately prior to the anticipated Effective Date.

“CBCA” means the Canada Business Corporations Act.

“CBCA Director” means the director appointed pursuant to section 260 of the CBCA.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the CBCA Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” means (i) the Company Board or any committee thereof fails to unanimously recommend or withdraws, amends, modifies or qualifies the Company Board Recommendation or publicly proposes or states its intention to do any of the foregoing; (ii) the Company Board or any committee thereof accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal, (iii) the Company Board or any committee thereof takes no position or remains neutral with respect to any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of no more than five (5) Business Days following the public announcement of such Acquisition Proposal will not constitute a Change in Recommendation provided the Company Board has rejected such Acquisition Proposal and affirmed the Company Board Recommendation by press release by the end of such five (5) Business Day period (or in the event that the Company Meeting is scheduled to occur within such five (5) Business Day period, by the end of the third (3rd) Business Day prior to the date of the Company Meeting)), (iv) the Company Board or any committee thereof fails to publicly reaffirm by press release (without qualification) the Company Board Recommendation within five (5) Business Days after having been requested in writing by Parent to do so (or in the event that the Company Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Company Meeting), or (v) the Company, Company Board or any committee thereof publicly announces or publicly discloses any intention to do any of the foregoing.

“Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Closing” has the meaning set forth in Section 2.07.

“Closing Date” means the date on which the Closing actually occurs.

“Closing Net Cash” means as of the Cash Determination Time (except as otherwise provided herein) and without duplication, and calculated for the Company and the Company Subsidiaries on a consolidated basis, (A) (1) the sum of the unrestricted cash and cash equivalents (excluding, for the avoidance of doubt, security deposits and investments in third parties but including cash classified as restricted for use as collateral for the Company’s credit card program), plus (2) subject to prior written approval of Parent, the sum of prepayments and deposits for future expenditures directly related to the ongoing operations of the Company’s current business minus (B) the sum of (1) accrued and unpaid expenses (including unpaid Taxes), (2) unpaid Indebtedness, (3) unpaid transaction costs and expenses (which for the avoidance of doubt are limited to out-of-pocket fees, costs and expenses of the Company incurred prior to or as a result of the Closing in connection with the negotiation, preparation and execution of the Agreement, and excludes all fees, costs and expenses incurred on behalf of the Parent, Purchaser or any Affiliate thereof or incurred by the Company in connection with any Pre-Arrangement Reorganization), including change in control, retention, bonus or similar payments or obligations (including, if applicable, the employer portion of any withholding taxes) and advisor fees and expenses, (4) unpaid costs and expenses (including settlement costs) of any transaction litigation and/or appraisal claims, (5) the cost of the tail policy set out in Section 4.04(a), to the extent unpaid, (6) non-cancelable contractual commitments, including guarantees and other obligations in respect of leases and other obligations of third parties (including FTHW and/or its Affiliates) but excluding commitments of the Company directly related to the ongoing operations of the Company’s current business, and (7) reasonable estimates for identified contingent liabilities; provided that, notwithstanding the foregoing and subject to the prior written approval of Parent, the Company may enter into certain pre-approved expenditures that are to be excluded from Closing Net Cash (“Exempt Allowable Expenses”), which Exempt Allowable Expenses are listed on Section 1.01(A) of the Company Disclosure Schedule as expenses excluded from Closing Net Cash. A sample calculation of Closing Net Cash and its components is set forth in Section 1.01(A) of the Company Disclosure Schedule.

“Code” means the United States Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any collective bargaining agreement, works council, labor, voluntary recognition, or similar agreement with respect to any current or former Company Associate or other Contract with a union or employee association, including a neutrality or accretion clause or agreement.

“Company” has the meaning set forth in the preamble hereto, and includes its successors and permitted assigns.

“Company Advisor Engagement Letter” has the meaning set forth in Section 34 of Schedule C.

“Company Associate” means each current or former officer or other employee, or individual who is a current or former independent contractor, consultant, or director, of or to the Company or any Company Subsidiary.

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning set forth in Section 2.04(d).

“Company Contract” means any (i) Contract between the Company or any Company Subsidiary, on the one hand, and any party other than the Company or any Company Subsidiary, on the other hand or (ii) Contract pursuant to which the Company or any Company Subsidiary is otherwise bound (other than a Contract solely by and among the Company and the Company Subsidiaries).

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of this Agreement and that has been delivered by the Company to Parent on the date of this Agreement.

“Company Equity Plan” means the Company’s equity compensation plan effective as of August 11, 2022.

“Company Financial Advisor” has the meaning set forth in Section 33 of Schedule C.

“Company IP” means all Owned IP and all Exclusively Licensed IP.

“Company Lease” means any Company Contract pursuant to which real property is licensed, leased, or subleased by the Company or a Company Subsidiary, as applicable, from another Person.

“Company Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Parent.

“Company Option” means an option to purchase Shares granted by the Company pursuant to the Company Equity Plan.

“Company Parties” means the Company, any Company Subsidiary, and any of their respective current or former shareholders, optionholders, unitholders, members, Affiliates, or Representatives.

“Company Products” means all compounds and other chemical entities, including RE104 and the RE200 series, and all products that have been or are currently being handled, researched, tested, clinically trialed or developed by or on behalf of the Company or any Company Subsidiary, and “Company Product” means any one of the Company Products and “Lead Company Product” means RE104.

“Company Public Filing Documents” has the meaning set forth in Section 14(c) of Schedule C.

“Company Registered IP” means any Patent, trademark, copyright, or domain name included in the Company IP that is registered or issued under the authority of any Governmental Body or internet domain name registrar, and any application for the registration of any of the foregoing.

“Company Related Party Transaction” has the meaning set forth in Section 35 of Schedule C.

“Company Representative” has the meaning set forth in Section 26 of Schedule C.

“Company Subsidiary” has the meaning set forth in Section 1(c) of Schedule C.

“Company U.S. Subsidiary” means Reunion Neuroscience USA Inc., a Delaware corporation that is a Company Subsidiary, and includes its successors and permitted assigns.

“Competition Act” means the Competition Act (Canada).

“Confidentiality Agreement” means the confidentiality agreement dated April 14, 2023 between the Company, MPM Asset Management LLC and BioImpact Capital LLC.

“Consent” means any approval, consent, acceptance, ratification, permission, waiver, or authorization (including any Governmental Authorization).

“Constating Documents” means articles of incorporation, amalgamation, arrangement or continuation, as applicable, by-laws and other constating documents and all amendments to such articles or by-laws.

“Continuance” means the continuance of Purchaser from the OBCA to the CBCA.

“Contract” means any legally binding agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan, or other legally binding commitment or undertaking of any nature, in each case whether written or unwritten and inclusive of all amendments, supplements or modifications thereto, but shall not include any ordinary course of business purchase orders.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolution or variant thereof or any related or associated epidemic, pandemic, or disease outbreak.

“COVID-19 Relief” means any support payments, loans, benefits, wage or other subsidies or other incentives provided, in each case, as a result of the COVID-19 pandemic from any Governmental Body.

“Depositary” means Computershare Investor Services Inc. or such other Person as the Company and Parent may mutually agree to engage and appoint to act as depositary in relation to the Arrangement.

“Dissent Rights” has the meaning set forth in the Plan of Arrangement.

“Dissenting Holder” has the meaning set forth in the Plan of Arrangement.

“DOJ” means the United States Department of Justice.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Company and Parent agree to in writing before the Effective Date.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Employee Plan” means each employment, consulting, executive compensation, incentive compensation, deferred compensation, bonus, equity or equity-based compensation, salary continuation, change-in-control payment, retention payment, severance payment, termination payment, retiring allowance, supplemental unemployment, garden leave, pay in lieu, gross-up, pension, supplemental pension, post-retirement, post-employment, profit-sharing, savings, retirement, vacation, sick leave, health and welfare coverage (including any disability, hospitalization, medical, dental, drug, accidental death and dismemberment, critical illness, travel, or life insurance benefits (including all individual life insurance policies as to which the Company or any of the Company Subsidiaries is the owner, the beneficiary or both), Code section 125 “cafeteria” or “flexible” benefit, employee loan, relocation, repatriation, claw-back, educational assistance, vehicle allowance, housing allowance, mortgage insurance, or fringe benefit plan, program, policy, practice, agreement, arrangement, or undertaking, in each case whether written or unwritten, formal or informal, funded or unfunded, insured or self-insured, registered or unregistered, including, without limitation, each “employee benefit plan” within the meaning of section 3(3) of ERISA, each multiemployer plan and any other employee benefit plan, program, policy, practice, agreement, arrangement or undertaking, whether or not subject to ERISA (including any funding instrument therefor now in effect or required in the future as a result of the Transactions or otherwise), in each case, that is maintained, administered, sponsored, contributed to or required to be contributed to by the Company for the present or future benefit of one or more Company Associates (or any spouse, beneficiary, dependent or survivor thereof) or with respect to which the Company or any of the Company Subsidiaries has any actual or contingent obligation or liability, but excluding any Statutory Plans.

“Encumbrance” means any lien, pledge, hypothecation, charge, trust (statutory or otherwise), deemed trust (statutory or otherwise), mortgage, security interest, encumbrance, encroachment, claim, infringement, interference, option, right of first refusal, right of first offer, lease, covenant, condition, restriction, pre-emptive right, community property interest, or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset) and any conditional sales agreement, title retention agreement or lease in the nature thereof.

“Enforceability Exceptions” means legal limitations on enforceability: (i) arising from applicable bankruptcy and other similar Laws affecting the rights of creditors generally; (ii) arising from Laws governing specific performance, injunctive relief, and other equitable remedies; and (iii) based on any indemnity against liabilities under Securities Laws in connection with the offering, sale, or issuance of securities.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.

“Environmental Law” means any federal, state, provincial, local, municipal, foreign, multinational or other Law relating to pollution or protection of human health, worker health, or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata), including any Law or regulation relating to emissions, discharges, Releases, or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, remediation, or handling of Hazardous Materials.

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means with respect to the Company or any of the Company Subsidiaries, any trade or business, whether or not incorporated, that together with the Company or any of its Subsidiaries would be deemed a “single employer” within the meaning of section 414 of the Code or section 4001(b)(1) of ERISA or that is a member of the same “controlled group” as the Company or any of the Company Subsidiaries pursuant to section 4001(a)(14) of ERISA.

“Estimated Closing Net Cash Schedule” has the meaning set forth in Section 4.02(b).

“ETA” means the Excise Tax Act (Canada).

“Exclusively Licensed IP” means all Intellectual Property Rights that are exclusively (or co-exclusively) licensed to the Company or any Company Subsidiary.

“Exclusivity Agreement” means the exclusivity agreement dated as of April 27, 2023, by and between MPM Asset Management LLC, BioImpact Capital LLC and the Company.

“Expenses Reimbursement Payment” has the meaning set forth in Section 7.03(c)(i).

“Fairness Opinion” means the opinion of the Company Financial Advisor to the effect that, as of the date of each such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Arrangement Consideration to be received by the Shareholders is fair, from a financial point of view, to such holders (other than Parent, Purchaser and their Affiliates).

“FDA” has the meaning set forth in Section 25(a) of Schedule C.

“FDCA” means the United States Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.).

“Final Order” means the final order of the Court made pursuant to section 192 of the CBCA in a form and content acceptable to the Company and Parent, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of both the Company and Parent, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended, supplemented or varied (provided that any such amendment is acceptable to both the Company and Parent, each acting reasonably) on appeal.

“Foreign Direct Investment Laws” means any Law that provides for review of the cross-border acquisition of any interest in or assets of a business or entity (including for national security or defense reasons) under the jurisdiction of an applicable Governmental Body.

“FTC” means the United States Federal Trade Commission.

“FTHW” means Field Trip Health & Wellness Ltd., and includes its successors and permitted assigns.

“Good Manufacturing Practices” means the applicable Laws and guidelines for current good manufacturing practices in relation to the Company Products’ current stage of development and promulgated by the FDA under the FDCA (including 21 C.F.R. Parts 210 and 211), by Health Canada, by the European Medicines Agency, under the European Union guide to good manufacturing practice for medical products, or by any other applicable Governmental Body in each jurisdiction where the Company or a third party acting on its behalf (a) is undertaking a clinical trial or any manufacturing activities as of or prior to the Effective Time or (b) intends to seek approval by any Regulatory Authority of any Company Product.

“Good Clinical Practices” means the applicable Laws and guidelines for clinical trials for pharmaceuticals (including all applicable requirements relating to protection of human subjects), as set forth in the FDCA and applicable regulations and guidelines promulgated thereunder (including, for example, 21 C.F.R. Parts 50, 54, and 56), or as may be required by any Governmental Body in any other applicable countries in which the Company Products are distributed or sold, or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Good Laboratory Practices” means the FDA’s regulations and guidelines for conducting non-clinical laboratory studies codified at 21 C.F.R. Part 58, and comparable foreign Laws to the extent applicable.

“Governmental Authorization” means any (i) permit, license, certificate, franchise, permission, variance, clearance, allowance, registration, qualification, directive, approval or authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law or (ii) right under any Contract with any Governmental Body.

“Governmental Body” means any (i) nation, state, supra-national body, commonwealth, province, territory, county, region, municipality, district, or other jurisdiction of any nature, (ii) international, multinational, federal, state, provincial, local, municipal, foreign, or other government, (iii) governmental or quasi-governmental authority of any nature, including any governmental division, department, agency, board, bureau, commission, commissioner, instrumentality, official, ministry, fund, foundation, center, organization, unit, body, or Entity, (iv) court, arbitrator, or other tribunal, (v) quasi-governmental or private body exercising any regulatory, expropriation, executive, administrative or taxing authority under or for the account of any of the foregoing, (vi) stock exchange, including Nasdaq and TSX or (vii) Regulatory Authority.

“GST/HST” has the meaning set forth in Section 28(r) of Schedule C.

“Guarantee” has the meaning set forth in the preamble hereto.

“Guarantor” has the meaning set forth in the preamble hereto, and includes its successors and permitted assigns.

“Hazardous Materials” means any (i) medical, biological or biohazardous material (including any infectious material, biological product, bodily fluid, stock, culture, diagnostic specimen, regulated animal, or medical waste) that is regulated as “hazardous” or “toxic” under any Environmental Law, (ii) petroleum product, derivative or by-product, asbestos-containing material, radon, urea formaldehyde foam insulation, polychlorinated biphenyls, perfluorooctanoic acid, perfluorooctane sulfonate, radioactive materials, toxic mold or fungi, or (iii) other chemical, substance, material or waste that in relevant form, quantity or concentration is prohibited, controlled or regulated, including being regulated as “hazardous” or “toxic” under any Environmental Law.

“Healthcare Laws” means, as applicable: (i) the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Physician Self-Referral Law (42 U.S.C. § 1395nn), the U.S. Civil False Claims Act (31 U.S.C. § 3729 et seq.), 42 U.S.C. §§ 1320a-7, 1320a-7a, and 1320a-7b and the regulations promulgated pursuant to such statutes, and any comparable self-referral or fraud and abuse laws promulgated by any Governmental Body; (ii) the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.), and the regulations promulgated thereunder and any Law or regulation the purpose of which is to protect the privacy of individually-identifiable patient information; (iii) Medicare (Title XVIII of the Social Security Act); (iv) Medicaid (Title XIX of the Social Security Act); (v) Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010; (vi) the Sunshine/Open Payments Law (42 U.S.C. § 1320a-7h); (vii) the FDCA, the Controlled Substances Act, the Veterans Health Care Act of 1992, the Public Health Service Act, FDA regulations and guidelines promulgated thereunder, or any similar Laws and guidelines of foreign jurisdictions in which the Company or any Company Subsidiary, or any contractor or Person acting on behalf of the Company or a Company Subsidiary, currently conducts business or provides services; (viii) the Prescription Drug Marketing Act of 1987; (x) all Laws and guidelines pursuant to which permits relating to human subjects research, clinical trials, pre-clinical trials, or healthcare are issued, (xi) all Laws and guidelines related to the conduct of human subjects research, clinical trials, and pre-clinical trials, including without limitation the United States Federal Common Rule (45 CFR Part 46) and Good Clinical Practices, (xii) Good Manufacturing Practices, (xiii) any and all other applicable comparable Laws and guidelines of any other Governmental Body and (xiv) any other requirements of Law related to the design, development, fabrication, testing, studying, manufacturing, processing, storing, holding, shipping, transporting, distributing, importing or exporting, licensing, labeling, packaging, advertising, promotion, selling, pricing, or marketing of pharmaceutical products, biological products, active ingredients, vaccines, radiopharmaceutical drugs, or controlled substances, or related to remuneration (including ownership) to or by physicians or other healthcare providers (including kickbacks) or the disclosure or reporting of the same, patient or program charges, record-keeping, claims processing, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government healthcare programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing healthcare products or services.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Indebtedness” means (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person (other than the Company or any Company Subsidiary), (ii) any obligation evidenced by notes, bonds, debentures, or similar Contracts to any Person, (iii) any obligation in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), (iv) any obligation to any Person (other than the Company or any Company Subsidiary) that grants a right to revenue and royalty payments from Company Products to such Person, (v) any obligation or liability incurred or accrued by the Company or any Company Subsidiary under any Employee Plan that is unpaid, or (vi) any guarantee of any such obligation described in clauses (i) through (v) of any Person (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business).

“Intellectual Property Rights” means all rights in or to the following, anywhere in the world, whether registered or unregistered: (i) patents, patent applications and registrations, design patents, community designs and all other supra-national or national design rights, whether registered or unregistered, and other patent rights, including all divisions, continuations, continuations-in-part, renewals, reissues, extensions, certificates of re-examination, utility models and supplementary protection certificates (collectively, “Patents”), (ii) trademarks, service marks, brand names, certification marks, collective marks, logos, symbols, trade dress, assumed names, company names, fictitious names, trade names, and other indicia of origin, together with all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”), (iii) trade secrets, proprietary or confidential information and know-how, including unpatented inventions, processes, procedures, techniques, schematics, algorithms, methods, formulae, drawings, blueprints, data, databases, data sets, compilations, prototypes, models (including data models), and designs (collectively, “Trade Secrets”), (iv) copyrights and published and unpublished works of authorship, (v) rights in software, data, and databases, (vi) domain names, and (vii) any other intellectual property, intangible property or proprietary rights of any kind, nature or description, together with all registrations, issuances, applications, renewals, extensions, restorations, and reversions thereof.

“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form and content acceptable to Company and Parent, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, supplemented or varied by the Court with the consent of the Company and Parent, each acting reasonably.

“Investment Canada Act” means the Investment Canada Act (Canada).

“IRS” means the United States Internal Revenue Service, or any successor agency thereto.

“IT Systems” has the meaning set forth in Section 21(a) of Schedule C.

“ITCs” has the meaning set forth in Section 28(m) of Schedule C.

“knowledge” means, (i) with respect to the Company, the actual collective knowledge of Greg Mayes, Curtis Weber, Edward Smith, Nathan Bryson and Robert Alexander (without personal liability), after reasonable inquiry, and (ii) with respect to Parent or Purchaser, the actual collective knowledge of Ansbert Gadicke and Kristen Laguerre (without personal liability), after reasonable inquiry.

“Law” or “Laws” means any and all federal, state, provincial, local, municipal, foreign, multinational, or other law (statutory, common or otherwise), statute, constitution, treaty, convention, order, injunction, notice, judgment, direction, bylaw, resolution, ordinance, code, edict, decree, rule, regulation, ruling, or other legal requirement, whether domestic or foreign, issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body or under the authority of TSX or Nasdaq (including the NASDAQ Marketplace Rules as promulgated by Nasdaq), and includes, for greater certainty, Anti-Corruption Laws, Antitrust Laws, Environmental Laws, Foreign Direct Investment Laws, Healthcare Laws, Privacy Laws and Securities Laws.

“Leased Real Property” has the meaning set forth in Section 19(b) of Schedule C.

“Legal Proceeding” means any action, suit, charge, demand, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative, or appellate proceeding), hearing, inquiry, audit, examination, investigation or other proceeding commenced, brought, conducted, or heard by or before, or otherwise involving, any court or other Governmental Body, or any arbitrator or arbitration panel.

“Legal Restraint” has the meaning set forth in Section 6.01(c).

“Major Supplier” has the meaning set forth in Section 36 of Schedule C.

“Matching Period” has the meaning set forth in Section 5.04(a)(v).

“Material Adverse Effect” means an event, effect, change, occurrence, condition, circumstance, factor, state of facts or development or combination of the foregoing (an “Effect”) that, individually or taken together, is or would reasonably be expected to be material and adverse to (a) the Company Products (taken as a whole) or the business, assets, liabilities (whether absolute, accrued, contingent or otherwise), properties, operations, condition (financial or otherwise), results of operations or regulatory related prospects (including relating to the development, approval, manufacture, distribution or commercialization of Lead Company Product) of the Company and the Company Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Arrangement before the Outside Date; provided that in the case of clause (a), no Effect arising out of or resulting from any of the following shall be deemed either alone or in combination to constitute a Material Adverse Effect: (i) any change in the market price or trading volume of the Shares; (ii) the execution or announcement of this Agreement (including the identity of Parent) (other than (A) for purposes of any representation or warranty in Section 5 of Schedule C but subject to disclosures in Section 5 of the Company Disclosure Schedule or (B) any other representation or warranty that addresses the consequences resulting from the execution or announcement of this Agreement); (iii) any general change affecting one or more of the industries in which the Company and/or the Company Subsidiaries operate, including general changes or developments in the clinical-stage biopharmaceutical industry or changes in the economy generally or changes in other general business, financial, or market conditions (including interest rates, exchange rates, tariffs, trade wars, and credit markets) in Canada, the United States, Australia or globally; (iv) fluctuations in the value of any currency; (v) (A) changes to any domestic, foreign or global political condition, (B) the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism, (C) any pandemic or epidemic (including COVID-19) or other outbreak of contagious diseases (or the escalation or worsening of any of the foregoing) or (D) any volcano, tsunami, earthquake, hurricane, tornado, other natural or man-made disaster, or act of God; (vi) the failure of the Company to meet internal or analyst’s expectation, forecast, estimate, or prediction in respect of revenues, earnings, or other financial or reporting metrics for any period ending on or after the date of this Agreement; (vii) any action taken (or failure to act) by the Company at the written direction of Parent and any action specifically required to be taken by the Company under this Agreement (excluding any obligation of the Company to act in the ordinary course) or required to be taken (or omitted to be taken) pursuant to Law; or (viii) (A) any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of Law by any Governmental Body, (B) any change in IFRS or changes in applicable regulatory accounting requirements generally applicable to the industries in which the Company and the Company Subsidiaries conducts their business; it being understood that the exceptions in clauses (i) and (vi) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses (ii) through (v) or (vii) through (viii) hereof) is or would reasonably be expected to have a Material Adverse Effect or has otherwise resulted in or contributed to a Material Adverse Effect; provided, further, that (A) with respect to clauses (iii), (iv), (v) and (viii), if such Effect disproportionately affects the Company Product or the Company and Company Subsidiaries, taken as a whole, compared to other comparable entities operating in the industries, businesses or segments in which the Company and/or the Company Subsidiaries operate, then such Effect shall be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect; and (B) references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

“Material Contract” has the meaning set forth in Section 22(a) of Schedule C.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minimum Closing Net Cash Amount” shall be equal to US$8,000,000; provided, however, that (a) if the Cash Determination Time shall occur after July 14, 2023 and on or before July 31, 2023, then the Minimum Closing Net Cash Amount shall be reduced on a daily basis (using linear interpolation) through to the Cash Determination Time in accordance with the budget set forth on Section 1.01(B) of the Company Disclosure Schedule and (b) if the Cash Determination Time shall occur after July 31, 2023 and the failure of the Cash Determination Time to have occurred on or prior to July 31, 2023 shall be due solely to a breach of this Agreement by Parent or Purchaser or a failure of any Pre-Arrangement Reorganization to have occurred on or before July 31, 2023, then the Minimum Closing Net Cash Amount shall continue to be reduced on a daily basis (using linear interpolation) through to the Cash Determination Time in accordance with the budget set forth on Section 1.01(B) of the Company Disclosure Schedule.

“Misrepresentation” means (a) a misrepresentation for purpose of Canadian Securities Laws; and (b) for purposes of U.S. Securities Laws, an untrue statement of a material fact or an omission to state a material fact required to be stated or necessary in order to make the statements contained therein not misleading in light of the circumstances in which they were made.

“Nasdaq” means Nasdaq Global Select Market.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids.

“OBCA” means the Business Corporations Act (Ontario).

“OHSA” has the meaning set forth in Section 29(j) of Schedule C.

“ordinary course of business” means, with respect to any action taken by a Party or any of its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary.

“OSC” means the Ontario Securities Commission.

“Outside Date” has the meaning set forth in Section 7.01(b).

“Owned IP” means all Intellectual Property Rights owned or purported to be owned by the Company or any Company Subsidiary.

“Parent” has the meaning set forth in the preamble hereto, and includes its successors and permitted assigns.

“Parent Information” has the meaning set forth in Section 2.04(d).

“Parent Material Adverse Effect” means an event, change, occurrence, or development that would prevent, materially delay, or materially impair the ability of Parent or Purchaser to perform its obligations under this Agreement or to consummate the Transactions.

“Parent Parties” means Parent, Purchaser, the Guarantor and any of their respective current, former, or future shareholders, optionholders, members, Representatives, or Affiliates.

“Parties” means Parent, Purchaser, and the Company.

“PBA” means the Pension Benefits Act (Ontario).

“Permitted Encumbrance” means (i) any Encumbrance for Taxes that is either (A) not yet due and payable or (B) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the consolidated financial statements of the Company to the extent required by IFRS, (ii) any Encumbrance representing the right of any customer, supplier, or subcontractor in the ordinary course of business under the terms of any Contract to which the relevant party is a party or under general principles of commercial or government contract Law (including mechanic’s, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’, and similar liens granted or which arise in the ordinary course of business), (iii) any non-exclusive license of or with respect to Intellectual Property Rights granted by the Company or any Company Subsidiary, (iv) any defect, imperfection of title (other than with respect to any material Company IP), or other Encumbrance not, individually or in the aggregate, materially impairing the value of the assets subject thereto or otherwise materially interfering with the conduct of the business of the Company and the Company Subsidiaries in the ordinary course, (v) any Encumbrance to be released on or prior to the Closing, and (vi) in the case of real property, any Encumbrance that is an easement, right-of-way, encroachment, restriction, condition, or other similar Encumbrance incurred or suffered in the ordinary course of business and that, individually or in the aggregate, does not and would not materially impair the use (or contemplated use), utility, or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building, and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property.

“Person” means any individual, Entity, or Governmental Body.

“Personal Information” means any information concerning or about an identified or identifiable individual, including any information defined as “personal information,” “personally identifiable information,” “personal data,” “personal health information,” “protected health information,” or any similar term by an applicable Privacy Law.

“Plan of Arrangement” means the plan of arrangement of the Company, substantially in the form and content set out in Schedule A, subject to any amendments or variations thereto made in accordance with this Agreement, the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.

“Pre-Arrangement Reorganization” has the meaning set forth in Section 4.11.

“Pre-Closing Period” has the meaning set forth in Section 4.01(a).

“Privacy Laws” means all applicable Laws and binding standards relating to the processing, privacy or security of Personal Information and all legally binding guidance issued thereunder, including, to the extent applicable: (i) the Personal Information Protection and Electronics Document Act (Canada), and substantially similar provincial privacy Laws, including the Personal Health Information Protection Act (Ontario); (ii) the European Union General Data Protection Regulation (EU) 2016/679 and all Laws implementing it, the UK GDPR as defined in the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019, and the UK Data Protection Act 2018; (iii) the California Consumer Privacy Act of 2018; (iv) the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and all applicable HIPAA rules and regulations and (v) the Payment Card Industry Data Security Standard; and any other Law concerning requirements for website and mobile application privacy policies and practices.

“Purchaser” has the meaning set forth in the preamble hereto, and includes its successors and permitted assigns.

“Regulatory Authority” means any Governmental Body (including the European Medicines Agency (“EMA”), Health Canada and the Drug Enforcement Administration (“DEA”)) that performs functions similar to those performed by the FDA or otherwise has jurisdiction over the safety, efficacy, approval, development, testing, labeling, packaging, manufacturing, fabrication, storage, marketing, promotion, sale, commercialization, shipment, import, export, sale or distribution of pharmaceutical products, biological products, active ingredients, vaccines, radiopharmaceutical drugs, controlled substances, or any product that the Company or any Company Subsidiary handles or manufactures or is developing.

“Regulatory Authorizations” has the meaning set forth in Section 25(a) of Schedule C.

“Regulated Persons” has the meaning set forth in Section 25(a) of Schedule C.

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials.

“Representatives” means officers, directors, partners, members, employees, managers, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors, and other representatives.

“Required Shareholder Approval” has the meaning set forth in Section 2.02(b).

“Research Programs” means all research and development programs, pre-clinical and clinical trials, pre-clinical and clinical studies and the results therefrom.

“Sanctioned Country” means any country or region that is, or has been in the five (5) years prior to the date of this Agreement, the subject or target of a comprehensive embargo under Sanctions (including Cuba, Iran, North Korea, Russia, Syria, and the Crimea region of Ukraine) in effect at the time.

“Sanctioned Person” means any Person that is: (i) listed on any applicable U.S. or non-U.S. sanctions-related restricted party list, including any list maintained by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”), the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union or its member states, His Majesty’s Treasury or Global Affairs Canada, or His Majesty’s Treasury of the United Kingdom, (ii) in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in (i), or (iii) organized, resident or located in a Sanctioned Country.

“Sanctions” means all Laws and orders relating to economic or trade sanctions administered or enforced by the United States (including by OFAC, the U.S. Department of State and the U.S. Department of Commerce), Global Affairs Canada and the Royal Canadian Mounted Police or other relevant sanctions authority in Canada), the European Union, His Majesty’s Treasury, the United Nations Security Council, or any other relevant Governmental Body.

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder.

“Securities Authorities” means the OSC, the SEC, and any other applicable securities commissions or securities regulatory authority in Canada or the United States, including, Nasdaq and TSX.

“Securities Laws” means the Securities Act (Ontario), the U.S. Securities Act, the U.S. Exchange Act, and all other applicable securities Laws, in each case together with all rules and regulations and published policies thereunder and the rules and published policies of the Nasdaq and TSX.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholders” means all Persons holding Shares, whether registered or beneficial (unless otherwise specified) at the applicable time, and “Shareholder” means any one of them, as the context requires.

“Shares” means the common shares in the capital of the Company as constituted from time to time.

“Special Committee” means the committee of the Company Board comprised entirely of independent directors of the Company, namely Barry Fishman, Dieter Weinand, and Ellen Lubman (chair);

“Statutory Plan” means each statutory benefit plan or program that is administered by a Governmental Body, which the Company or any Company Subsidiary contributes to or is required to contribute to, including the Canada Pension Plan and Québec Pension Plan and any other plan established pursuant to applicable federal or provincial health, worker’s compensation, workplace safety or employment insurance legislation.

“Subsidiary” means, with respect to a Person, any other Person, whether incorporated or unincorporated, of which (i) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (ii) a general partner interest, or (iii) a managing member interest, in each case, is directly or indirectly owned or controlled by such Person or by one (1) or more of its respective Subsidiaries.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal made after the date of this Agreement by a Person or group of Persons “acting jointly or in concert” (within the meaning of NI 62-104), who is or are arm’s length to the Company, to acquire not less than all of the outstanding Shares or all or substantially all of the assets of the Company and the Company Subsidiaries on a consolidated basis that (i) did not result from or involve (A) a breach of Article 5 or any other provision of this Agreement, the Exclusivity Agreement or the Confidentiality Agreement or (B) any Person with which the Company, Parent, Purchaser, the Guarantor or any of their respective Affiliates has engaged in any discussion of the transactions contemplated by this Agreement for co-investment, financing or other similar purposes; (ii) complies with applicable Securities Laws; (iii) is not subject to any financing condition and, after consultation with its financial advisors, in respect of which the Company Board determines in good faith that the funds or other consideration necessary to complete the Acquisition Proposal are or are reasonably likely to be available to effect payment in full for all of the shares or assets, as the case may be, at the time and on the basis set out in such Acquisition Proposal; (iv) is not subject to any due diligence or access condition; (v) if it relates to the acquisition of the Shares, is made available to all Shareholders on the same terms and conditions; (vi) the Company Board has determined in good faith, after receiving the advice of its financial advisors and its outside legal counsel, is reasonably likely to be completed at the time and on the terms proposed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their respective Affiliates; and (vii) the Company Board determines in good faith, after receiving the advice of its financial advisors and its outside legal counsel and after taking into account all the terms and conditions of the Acquisition Proposal and other factors deemed relevant by the Company Board (including the Person or group of Persons making such Acquisition Proposal and their Affiliates), that: (A) the Acquisition Proposal would, if completed in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable to the Shareholders, from a financial point of view, than the Arrangement (including after considering any amendments to the terms and conditions of the Arrangement proposed by Parent pursuant to Section 5.04(b) of this Agreement); and (B) the failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with its fiduciary duties under Law.

“Superior Proposal Notice” has the meaning set forth in Section 5.04(a)(iii).

“Supporting Securityholders” means, collectively, Joseph Del Moral, Ronan Levy, Hannan Fleiman, Dr. Ryan Yermus, Mujeeb Jafferi and each director and officer of the Company.

“Tax” means any tax or similar charge of any kind whatsoever including (i) any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, goods and services tax, harmonized sales tax, retail sales tax, surtax, estimated tax, employment tax, unemployment tax, social security, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, escheat tax, alternative tax, alternative minimum tax, real or personal property tax or payroll tax, and including any health insurance, parental insurance, government pension plan or Statutory Plan premiums or contributions, (ii) claw-backs, repayments, obligations, or other liabilities under or in respect of any COVID-19 Relief (including any liability relating to any deemed overpayment of Taxes under section 125.7 of the Tax Act), and (iii) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement, tax indemnity agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (iv) any interest, fine, penalty, or addition thereto, in each case, imposed, assessed, or collected by or under the authority of any Governmental Body.

“Tax Act” means the Income Tax Act (Canada).

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, designation, certificate, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax (including any documents filed, or required to be kept in file, under section 125.7 of the Tax Act) or the administration of any Laws, regulations or administrative requirements relating to any Tax.

“Taxing Authority” means any Governmental Body exercising Tax regulatory authority or otherwise imposing or administrating any Tax.

“Terminating Party” has the meaning set forth in Section 4.08(c).

“Termination Notice” has the meaning set forth in Section 4.08(c).

“Termination Payment” has the meaning set forth in Section 7.03(a).

“Transaction Personal Information” has the meaning set forth in Section 8.09(a).

“Transactions” means the Arrangement and the other transactions contemplated by this Agreement, the Plan of Arrangement and the Articles of Arrangement.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934.

“U.S. Securities Act” means the United States Securities Act of 1933.

“Voting Support Agreement” means each support and voting agreement entered into among Parent, Purchaser and each of the Supporting Securityholders.

“Willful Breach” means any material breach of any covenant or agreement set forth in this Agreement prior to the date of its termination that is a consequence of any act, or failure to act, undertaken by the breaching Party with the knowledge that the taking of such act, or failure to act, would, or would reasonably be likely to, result in such breach.

1.02	Certain Rules of Interpretation. In this Agreement, unless otherwise specified:

(a)	For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; and one gender shall include all other genders.

(b)	The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)	As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)	Except as otherwise indicated, all references in this Agreement to “Articles”, “Sections,” “Exhibits,” “Annexes,” and “Schedules” are intended to refer to articles and sections of this Agreement and Exhibits, Annexes, and Schedules to this Agreement, as applicable.

(e)	The phrase “made available,” when used in reference to anything made available to Parent, Purchaser, or any of their respective Representatives, in each case, shall be deemed to include anything uploaded to the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the Transaction no later than 5:00 p.m. on the day prior to the execution and delivery of this Agreement.

(f)	The provision of a table of contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(g)	Any reference to (i) any Contract (including this Agreement) are to the Contract as amended, modified, supplemented, restated, or replaced from time to time (in the case of any Contract, to the extent permitted by the terms thereof and, if applicable, the terms of this Agreement); (ii) any Governmental Body includes any successor to that Governmental Body; and (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented, or replaced from time to time (and, in the case of laws and statutes, include any rule, regulation or instrument promulgated under such law or statute) and references to any section of any applicable Law includes any successor to such section (provided that, for purposes of any representation and warranty in this Agreement that is made as of a specific date, references to any Law or Contract shall be deemed to refer to such Law or Contract, as amended, and to any rule or regulation promulgated thereunder, in each case, as of such date).

(h)	The terms “Dollars” and “$” mean Canadian dollars, and the term “US$” means U.S. dollars.

(i)	Any reference herein to “as of the date hereof,” “as of the date of this Agreement,” or words of similar import shall be deemed to mean May 31, 2023.

(j)	When “since” is used in connection with a date, the period covered thereby shall be inclusive of such date.

(k)	Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of Toronto, Ontario, Canada, unless otherwise specified.

(l)	Unless otherwise specified, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of a Party required to be made shall be made in a manner consistent with IFRS.

(m)	If the date of which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next succeeding Business Day if the last day of the period is not a Business Day.

1.03                          Company Disclosure Schedule. The disclosures set forth in any particular part or subpart of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of):

(a)	the representations and warranties or covenants of the Company that are set forth in the corresponding section or subsection of this Agreement; and

(b)	any other representation and warranty or covenant of the Company that is set forth in this Agreement to the extent, in the case of this clause (b), the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representation and warranty or covenant would be reasonably apparent to a reasonable individual who has read that reference and such representations, warranties and covenants.

1.04                          Subsidiaries to Comply. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of either Party, each such provision shall be construed as a covenant of the applicable Party to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

1.05                          Schedules. The Schedules attached to this Agreement form an integral part of this Agreement for all purposes. The Company Disclosure Schedule and all information contained in such disclosure schedule is considered confidential information and is subject to the terms and conditions of the Confidentiality Agreement.

ARTICLE 2 - THE ARRANGEMENT

2.01                          Arrangement. The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

2.02                          Interim Order. As soon as reasonably practicable after the date of this Agreement, but in any event in sufficient time to permit the Company Meeting to be convened in accordance with Section 2.03, the Company shall, in a manner and form reasonably acceptable to Parent, apply to the Court pursuant to section 192 of the CBCA and, in cooperation with Parent, prepare, file and diligently pursue, an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval for the Arrangement Resolution (the “Required Shareholder Approval”) shall be (a) at least 66 2/3% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Company Meeting and entitled to vote at the Company Meeting voting together as a single class, and (b) if, and to the extent, required, a majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Company Meeting and entitled to vote at the Company Meeting voting together as a single class, excluding for this purpose votes attached to Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(c)	that, subject to the discretion of the Court, the Company Meeting may be held as a virtual-only or hybrid-virtual shareholder meeting and that Shareholders that participate in the Company Meeting by virtual means will be deemed to be present at the Company Meeting, including for purposes of establishing quorum;

(d)	for the grant of Dissent Rights only to registered Shareholders as of the record date for the Company Meeting as contemplated in the Plan of Arrangement;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed in writing by the Parties without the need for additional approval of the Court;

(g)	confirmation of the record date for Shareholders entitled to receive notice of and to vote at the Company Meeting;

(h)	that the record date will not, unless agreed to in writing by Parent and the Company, change in respect or as a consequence of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Securities Law or the Court;

(i)	that the Parties intend to rely upon the Section 3(a)(10) Exemption, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to the Shareholders pursuant to the Arrangement, to implement the transactions contemplated hereby in respect of the Shareholders;

(j)	that each Shareholder, holder of Company Options and any other affected Person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response within the prescribed time and in accordance with the procedures set out in the Interim Order;

(k)	that, subject to the foregoing and in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(l)	that the Parties may amend, modify and/or supplement the Plan of Arrangement in accordance with the terms thereof; and

(m)	for such other matters as Parent or the Company may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed.

2.03                          The Company Meeting. Subject to the terms of this Agreement and the Interim Order, the Company shall:

(a)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and applicable Law as soon as reasonably practicable, (and in any event on or before July 14, 2023), for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Circular and agreed to by Parent and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of Parent, except (i) as required for quorum purposes (in which case the Company Meeting shall be adjourned and not cancelled and subsequently reconvened as soon as practicable); (ii) if required by Law or any relevant Governmental Body; or (iii) as required or permitted under Section 2.03(l), Section 4.08(d) and Section 5.04(e);

(b)	use commercially reasonable efforts to solicit proxies of the Shareholders in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any Transaction, including, if necessary or advisable to obtain the Required Shareholder Approval in the reasonable determination of the Company or Parent, and at the expense of the Company, using proxy solicitation services firms acceptable to Parent, acting reasonably, and cooperating with any Persons engaged by Parent to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution;

(c)	permit Parent to, at Parent’s expense, directly or through a proxy solicitation services firm of its choice, actively solicit proxies in favour of the Arrangement and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution in compliance with applicable Law and the Company shall disclose in the Circular that Parent may make such solicitations;

(d)	provide Parent with copies of, or access to, information regarding the Company Meeting generated by the Company’s registrar and transfer agent or any dealer or proxy solicitation services firm retained by the Company, as requested from time to time by Parent and instruct any dealer or proxy solicitation services firm retained by the Company to report to Parent and its Representatives and legal counsel concurrently with their reports to the Company;

(e)	consult with Parent in fixing and publishing the date of the Company Meeting and the record date for the Company Meeting, give notice to Parent of the Company Meeting and allow Parent’s Representatives and legal counsel to attend the Company Meeting (including by virtual means);

(f)	advise Parent, at such times as Parent may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate and Shareholder-level tallies of proxies (for greater certainty, specifying votes “for” and votes “against” the Arrangement Resolution) received by the Company in respect of the Arrangement Resolution, and consult with Parent in respect of any Shareholders that may be opposed to the Arrangement;

(g)	promptly advise Parent of any communication (written or oral) from, or claims or concerns brought by (or threatened to be brought by), any Person in opposition to the Arrangement and any purported exercise or withdrawal of Dissent Rights by the Shareholders; and cooperate and provide Parent with (i) an opportunity to review and comment upon in advance any written communications to be sent by or on behalf of the Company to any such Person, (ii) a copy of any such written communication and (iii) the opportunity to participate in any discussions, negotiations or proceedings with or including any such Persons;

(h)	not waive any failure by any Shareholder to timely deliver a notice of exercise of Dissent Rights, not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights, in each case, without the prior written consent of Parent (which may be granted or withheld in Parent’s sole and absolute discretion), and the Company acknowledges that it shall make any payments or settlements with respect to Dissent Rights solely out of its own funds, and that no funds will be supplied by Parent, nor will Parent directly or indirectly reimburse the Company, for any payments with respect to Dissent Rights;

(i)	not change the record date for the Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless (i) required by applicable Law or the Court or (ii) with Parent’s prior written consent;

(j)	not propose or submit for consideration at the Company Meeting any business other than the Arrangement Resolution without Parent’s written consent;

(k)	at the reasonable request of Parent from time to time, promptly (i) prepare (or cause to be prepared) and provide Parent with (A) lists of Shareholders, including registered Shareholders, Canadian and U.S. non-objecting beneficial holders of Shares and participant and book-based nominee registrants (such as CDS & Co., CEDE & Co. and DTC), including their respective names, addresses and holdings of Shares, (B) lists of the names, addresses and holdings of all Persons having rights issued by the Company to acquire Shares (including holders of Company Options), and (C) security position listings from each depositor of securities (including CDS Clearing and Depositary Services Inc.), all such deliveries to be in printed form and computer-readable electronic form, and (ii) require that its registrar, transfer agent, proxy solicitation services firm or other intermediaries furnish Parent with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as Parent may reasonably request; and

(l)	at the request of the Purchaser if, and only if, the Required Shareholder Approval is not reasonably expected to be obtained at the Company Meeting, adjourn or postpone the Company Meeting to a date specified by the Purchaser that is not later than 15 Business Days after the date on which the Company Meeting was originally scheduled.

2.04	The Circular.

(a)	As promptly as practicable following the execution of this Agreement, the Company shall prepare and complete, in consultation with Parent and its legal counsel, the Circular together with any other documents required by Law and the Interim Order in connection with the Company Meeting and the Arrangement. The Circular shall be in form and content satisfactory to Parent and the Company, each acting reasonably, and the Parties shall agree on the final copy of the Circular prior to it being filed and mailed to the Shareholders. The Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each of the Shareholders and other Persons as required by the Interim Order and applicable Law, in each case, in compliance with the accelerated timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and in any event so as to permit the Company Meeting to be held in accordance with the timeline specified in Section 2.03(a).

(b)	The Company shall ensure that the Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (provided that the Company shall not be responsible for the accuracy of any information furnished by Parent in writing specifically for purposes of inclusion in the Circular pursuant to Section 2.04(d)) and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the Arrangement Resolution.

(c)	Without limiting the generality of the foregoing, the Circular must include: (i) a copy of the Interim Order; (ii) a summary of the terms and conditions of this Agreement and the Plan of Arrangement and a copy of the Plan of Arrangement; (iii) a copy and a summary of the Fairness Opinion; (iv) a statement that the Company Board has unanimously determined, after consultation with its financial advisors and reviewing the Fairness Opinion, that the Arrangement is in the best interests of the Company and is fair to Shareholders, and that the Company Board unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution (the “Company Board Recommendation”); and (v) a statement that the Supporting Securityholders, including each director and officer of the Company, have entered into Voting Support Agreements pursuant to which such Supporting Securityholders have agreed to vote all of their respective Shares in favour of the Arrangement Resolution and against any resolution that is inconsistent with the Arrangement Resolution, subject to the terms of the Voting Support Agreements. The Company shall give Parent and its legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents (including documents incorporated by reference therein), prior to the Circular being printed and mailed to the Shareholders, and any drafts being submitted to, or filed with, any stock exchange or the Securities Authorities, and shall give reasonable consideration to any comments made by Parent and its legal counsel, and agrees that all information relating solely to Parent included in the Circular must be in a form and content satisfactory to Parent, acting reasonably.

(d)	Parent shall provide the Company, on a timely basis, with all necessary information concerning Parent, its Affiliates and the Arrangement Consideration that is required by applicable Law to be included in the Circular or any amendments or supplements to the Circular in writing (such information provided in writing pursuant to this Section 2.04(d), the “Parent Information”), and shall ensure that the Parent Information does not contain any Misrepresentation.

(e)	Each Party shall promptly notify the other Parties if it becomes aware (in the case of Parent, only with respect to information provided by Parent in accordance with Section 2.04(d) and, in the case of the Company, with respect to all other information) that the Circular contains any (or any alleged) Misrepresentation or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and any other Persons entitled to receive the Circular in accordance with the Interim Order and, if required by the Court or by applicable Law, file the same with the Securities Authorities or any other Governmental Body as required.

(f)	The Company shall promptly advise Parent of any communication, requests or comments received by the Company from any stock exchange, the Securities Authorities or any other Governmental Body in connection with the Circular.

2.05                          Final Order. If the Interim Order is obtained and the Required Shareholder Approval is obtained, then subject to the terms of this Agreement, the Company shall, as soon as reasonably practicable, and in any event within three (3) Business Days of all such conditions having been satisfied, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 192 of the CBCA.

2.06                          Court Proceedings. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall: (a) diligently pursue, and cooperate with Parent in diligently pursuing, the Interim Order and the Final Order and any appeal therefrom or any amendment thereto; (b) provide Parent and its legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with, or submitted to, the Court or the CBCA Director in connection with the Arrangement (including drafts of the motion for Interim Order and Final Order, affidavits, Interim Order and Final Order), prior to the service and filing of such materials, and give reasonable consideration to all such comments of Parent and its legal counsel, provided that all Parent Information shall be in a form and substance satisfactory to Parent; (c) not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that Parent shall not be required to agree or consent to any increase in or variation in the form of the Arrangement Consideration or other modification or amendment to such filed or served materials that expands or increases Parent’s obligations, or diminishes or limits Parent’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement and the Voting Support Agreements; (d) oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement and consult with Parent with respect to the defense or settlement of any Company shareholder or derivative proceeding and shall not settle in respect of any such proceeding without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; (e) ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement; (f) not object to legal counsel to Parent making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided that Parent advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement; and (g) provide Parent on a timely basis with copies of any notice and evidence served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. If, at any time after the issuance of the Final Order and prior to the Effective Time, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it shall do so only after notice to, and in good faith consultation and cooperation with, Parent.

2.07                          Articles of Arrangement and Effective Time. The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the Plan of Arrangement. Unless another time or date is agreed to in writing by the Parties, the completion of the Arrangement (the “Closing”) will take place remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed to in writing by the Parties hereto, at 9:00 a.m. (Toronto time) on the second (2nd) Business Day after the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, are to be satisfied at the Effective Time, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Time). The Company shall pre-clear the draft Articles of Arrangement with the CBCA Director prior to the Effective Date and then send the Articles of Arrangement to the CBCA Director on the day of Closing.

2.08                        Deposit of Consideration. Purchaser shall, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement to the CBCA Director in accordance with Section 2.07, provide, or cause to be provided, the Depositary with sufficient funds to satisfy the aggregate Arrangement Consideration payable to Shareholders pursuant to the Plan of Arrangement (other than with respect to the Shareholders exercising Dissent Rights as provided in the Plan of Arrangement) in each case into escrow (the terms and conditions of such escrow to be satisfactory to the Company and Parent, each acting reasonably).

2.09                          Withholding Taxes. Parent, the Company, the Depositary and any other Person that makes a payment under this Agreement or the Plan of Arrangement shall be entitled to deduct and withhold from any amount otherwise payable or deliverable under the Plan of Arrangement or this Agreement such amounts as such Person is required to deduct and withhold, or reasonably believes to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any applicable Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to the Plan of Arrangement or this Agreement and shall be treated for all purposes under the Plan of Arrangement or this Agreement as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Body. At or prior to the Closing, the Company shall provide to the Purchaser a complete and duly executed certificate of the Company satisfying the requirements of Treasury Regulation section 1.1445-2(c)(3). Notwithstanding anything herein to the contrary, to the extent a payment pursuant to the Plan of Arrangement would trigger a Tax or penalty under section 409A of the Code or any corresponding provision in the Tax Act, Parent may adjust the time and/or manner of such payment, and such payment shall instead be made on the earliest date that payment would not trigger such Tax or penalty.

2.10	U.S. Securities Law Matters.

(a)	The Parties agree and intend that the Arrangement shall be carried out such that, and shall use their respective commercially reasonable efforts to ensure that, the Arrangement qualifies for the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption and pursuant to similar exemptions under applicable U.S. state securities laws. Each Party shall act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement set forth in this Section 2.10.

(b)	In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement shall be carried out on the following basis:

(i)	the Arrangement shall be subject to the approval of the Court;

(ii)	the Court shall be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the Court hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement to the Shareholders;

(iii)	the Court shall be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Shareholders;

(iv)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement and issuing the Final Order;

(v)	the Final Order shall expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Shareholders;

(vi)	the Company shall ensure that each Shareholder shall be given adequate notice advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right;

(vii)	each Shareholder shall be advised that any securities issued as part of the Arrangement have not been and will not be registered under the U.S. Securities Act and shall be issued by the applicable Party in reliance upon the Section 3(a)(10) Exemption, and that certain restrictions on resale under the U.S. Securities Laws, including Rule 144 under the U.S. Securities Act, may be applicable with respect to such securities;

(viii)	the Interim Order shall specify that each Shareholder shall have the right to appear before the Court at the hearing on the Final Order so long as such Shareholder enters an appearance within a reasonable time and in accordance with the requirements of the Section 3(a)(10) Exemption; and

(ix)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as the basis for reliance on the exemption provided by section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities pursuant to the Plan of Arrangement.”

2.11                        Incentive Plan Matters. The Parties acknowledge that the outstanding Company Options shall be treated in accordance with the provisions of the Plan of Arrangement.

2.12                        Further Assurances. Prior to the Effective Time, the Company Board (or, if appropriate, any appropriate committee thereof) shall adopt such resolutions or take such other necessary actions to effect the treatment described in section 2.03 of the Plan of Arrangement.

ARTICLE 3- REPRESENTATIONS AND WARRANTIES

3.01	Representations and Warranties of the Company.

(a)	Except as set forth in the correspondingly numbered section of the Company Disclosure Schedule, the Company represents and warrants to Parent and Purchaser that the representations and warranties set forth in Schedule C are true and correct as of the date of this Agreement and acknowledges and agrees that each of Parent and Purchaser is relying upon such representations and warranties in connection with the entering into, and the performance of its obligations under, this Agreement.

(b)	Except for the express written representations and warranties made by the Company in Schedule C as qualified by the Company Disclosure Schedule and in any instrument or other document delivered pursuant to this Agreement, no Company Party makes any (express or implied) representation or warranty with respect to the Company or any Company Subsidiary.

(c)	Notwithstanding anything to the contrary in this Agreement, the Company hereby acknowledges and agrees (on its own behalf and on behalf of the Company Parties) that: except for the express written representations and warranties made by Parent and Purchaser in Schedule D and in any instrument or other document delivered pursuant to this Agreement (i) none of the Parent Parties makes, or has made, any representation or warranty relating to Parent or Purchaser, their Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Transactions, (ii) no Person has been authorized by Parent or Purchaser, any of their Subsidiaries or any of their respective Affiliates or Representatives to make any representation or warranty relating to Parent or Purchaser, their respective Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Transactions and if made, such representation or warranty must not be relied upon by the Company or any of the Company Subsidiaries, Affiliates or Representatives as having been authorized by Parent or Purchaser, any of their respective Subsidiaries or any of their Affiliates or Representatives (or any other Person); and (iii) any representations and warranties made by Parent or Purchaser in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and each of Parent and Purchaser disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements). The Company on its behalf and on behalf the Company Parties, expressly waives any such claim related to the foregoing matters to the extent stated therein.

3.02	Representations and Warranties of Parent and Purchaser.

(a)	Parent and Purchaser represent and warrant to the Company that the representations and warranties set forth in Schedule D are true and correct as of the date of this Agreement and acknowledge and agree that the Company is relying upon such representations and warranties in connection with the entering into, and the performance of its obligations under, this Agreement.

(b)	Except for the express written representations and warranties made by Parent and Purchaser in Schedule D and in any instrument or other document delivered pursuant to this Agreement, no Parent Party makes any express or implied representation or warranty with respect to Parent, Purchaser, or any of their respective Affiliates.

(c)	Notwithstanding anything to the contrary in this Agreement, Parent and Purchaser each hereby acknowledge and agree (on its own behalf and on behalf of Parent Parties) that: except for the express written representations and warranties made by the Company in Schedule C (as qualified by the Company Disclosure Schedule) and in any instrument or other document delivered pursuant to this Agreement (i) none of the Company Parties makes, or has made, any representation or warranty relating to any Company Party or any of their businesses, operations or otherwise in connection with this Agreement or the Transactions, (ii) no Person has been authorized by the Company, any of the Company Subsidiaries or any of their respective Affiliates or Representatives to make any representation or warranty relating to any Company Party or any of their businesses or operations or otherwise in connection with this Agreement or the Transactions and if made, such representation or warranty must not be relied upon by Parent, Purchaser or any of their respective Subsidiaries, Affiliates or Representatives as having been authorized by any Company Party or any of their respective Affiliates or Representatives (or any other Person), and (iii) representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Purchaser or any of their Affiliates or Representatives of any documentation or other information (including any projections, predictions, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) that may be contained or referred to in the Company Disclosure Schedule or elsewhere or information, documents or materials regarding the business of the Company and/or the Company Subsidiaries or the assets and properties of the Company and/or the Company Subsidiaries, including any information furnished or made available to the Parent, its Affiliates or their respective Representatives in any confidential information memorandum or presentation, “data room,” “virtual data room,” or management presentation). Each of Parent and Purchaser on its behalf and on behalf of its respective Affiliates, expressly waives any such claim related to the foregoing matters to the extent stated therein.

3.03                          Survival of Representations and Warranties. The representations and warranties of each of the Company, on the one hand, and Parent and Purchaser, on the other hand, shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms; provided, however, that no such termination will affect any Party’s rights or obligations arising out of a willful breach of any representation or warranty hereunder.

ARTICLE 4 - COVENANTS

4.01	Access to Information.

(a)	Subject to applicable Law, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.01 (the “Pre-Closing Period”) on reasonable advance notice to the Company and at all reasonable times, the Company shall, and shall cause the Company Subsidiaries to, promptly provide Parent and Parent’s Representatives with access to the Company and the Company Subsidiaries and its and their respective personnel and Representatives, premises, facilities, properties, assets, Contracts, books and records, and business, financial, operating, scientific, technical and other data and information with respect to the Company and the Company Subsidiaries, as Parent or Purchaser may from time to time request; provided that any such access shall be conducted at a reasonable time and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company or any Company Subsidiary. Any such access shall be subject to the Company’s reasonable security measures and insurance requirements. Nothing in this Agreement shall require the Company to disclose or provide access to any information to the extent that the Company determines (after consultation with its outside legal counsel) that such disclosure would (i) jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (ii) contravene any applicable Law, fiduciary duty, or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or any of its Affiliates is a party); provided, however, the Company shall inform Parent and Parent’s Representatives as to the general nature of what is being withheld and the Company shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable best efforts to (A) if reasonably requested by the Party requesting the relevant information, obtain the required Consent of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege.

(b)	With respect to the information disclosed pursuant to this Section 4.01, Representatives shall comply with all of its obligations under the Confidentiality Agreement. All requests for information made pursuant to this Section 4.01 shall be directed to the Persons listed on Section 4.01 of the Company Disclosure Schedule.

(c)	No information provided or obtained pursuant to this Section 4.01 shall affect any representation or warranty in this Agreement of any Party or any condition to the obligations of the Parties.

4.02	Operation of the Company’s Business.

(a)	During the Pre-Closing Period, except (i) as expressly required or otherwise contemplated under this Agreement or as required by applicable Laws, (ii) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned, or delayed, or (iii) as set forth in Section 4.02(a) of the Company Disclosure Schedule, the Company shall, and shall cause the Company Subsidiaries to (x) conduct its business in the ordinary course and (y) use commercially reasonable efforts to preserve intact the value of the Company’s and the Company Subsidiaries’ business, assets, properties and goodwill, and its and their business organizations and relationships with employees, customers, suppliers, licensors, licensees, contract manufacturers, contract research organizations, service providers, Governmental Bodies and other Persons.

(b)	During the Pre-Closing Period, the Company shall, within two (2) Business Days if requested in writing by Parent, deliver to Parent a schedule, substantially in the form set forth in Section 1.01(A) of the Company Disclosure Schedule (the “Estimated Closing Net Cash Schedule”), setting forth, in reasonable detail, the Company’s good faith, estimated calculation of the Closing Net Cash as of the Cash Determination Time. The Company shall make available to Parent the work papers and back-up materials used or useful in preparing the Estimated Closing Net Cash Schedule and the Company’s accountants and counsel at reasonable times and upon reasonable notice.

(c)	During the Pre-Closing Period, except (A) as expressly required by this Agreement or by applicable Laws, (B) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned, or delayed or (C) as set forth in Section 4.02(c) of the Company Disclosure Schedule, neither Company nor any Company Subsidiary shall:

(i)	(A) establish a record date for, declare, accrue, set aside, or pay any dividend or make any other distribution in respect of any securities (including the Shares) (other than with respect to any dividend or distribution by a direct or indirect wholly owned Company Subsidiary to its direct or indirect parent consistent with past practice) or (B) other than with respect to transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, repurchase, redeem, or otherwise reacquire any securities (including any Share), or any right, warrant, or option to acquire any securities, other than in connection with the forfeiture, vesting, exercise, or settlement of Company Options or in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Options;

(ii)	(A) split, combine, subdivide, or reclassify any of its securities (including the Shares and Company Options) or other equity interests, or (B) adjust, lower, reduce or reprice the exercise price or strike price of any Company Options outstanding as of the date hereof;

(iii)	sell, issue, grant, deliver, pledge, transfer, encumber, or authorize the issuance, sale, delivery, pledge, transfer, Encumbrance, or grant by the Company of (A) any Share, equity interest, or other security of the Company, (B) any option, call, warrant, restricted securities, or right to acquire any Share, equity interest, or other security of the Company, including any Company Options, or (C) any instrument convertible into, exchangeable for or with respect to any Share, equity interest, or other security of the Company (except on the exercise of Company Options outstanding as of the date hereof in accordance with their present terms);

(iv)	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Company or any Company Subsidiary, other than any Pre-Arrangement Reorganization in accordance with Section 4.11;

(v)	except as required by the terms of any Employee Plan in effect on the date hereof: (A) establish, adopt, terminate, amend, vary, renew, register, announce or waive any rights with respect to (or commit to do any of the preceding in respect of) any Employee Plan or other plan, program, policy, practice, agreement, arrangement, or undertaking that would constitute an Employee Plan if in effect on the date of this Agreement; (B) take any action to accelerate the vesting or payment of, or fund or in any other way secure the payment of, any compensation or benefits under any Employee Plan; (C) increase or amend the compensation or benefits payable or that may become payable to any Company Associate (or any spouse, beneficiary, dependent or survivor thereof); (D) grant, provide or amend the terms of any change-of-control, retention, severance or termination compensation or benefits to any Company Associate; (E) grant or modify the terms of any awards under any bonus, incentive, performance, deferred compensation or other Employee Plan; (F) make any discretionary bonus or profit sharing distribution or similar payment of any kind; (G) loan or advance money or other property by the Company or the Company Subsidiaries to any of the Company Associate (other than expense reimbursements, expense accounts and advances in the ordinary course); or (H) hire, terminate (other than for cause), or lay off (or give notice of any such action to) any Company Associate;

(vi)	enter into any transaction with a “related party” or agree to provide any “collateral benefit” (within the meanings of MI 61-101), other than transactions, expense reimbursements, expense accounts, payments and advances in the ordinary course;

(vii)	amend or permit the adoption of any amendment to any of its Constating Documents;

(viii)	enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(ix)	form any Subsidiary, acquire any equity interest or equity-linked interest in any other Entity (other than securities in a publicly traded company held for investment by the Company and consisting of less than 1% of the outstanding capital stock of such Entity) or enter into any joint venture, partnership, limited liability corporation, or similar arrangement;

(x)	make any capital expenditure or commit to make any capital expenditure, other than capital expenditures or commitments less than $50,000 in the aggregate;

(xi)	acquire, lease, license, sublicense, pledge, sell, or otherwise dispose of, abandon, waive, relinquish or fail to renew, permit to lapse (other than in the Company’s reasonable judgment), transfer, assign, encumber, or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property, excluding any Intellectual Property Right or other right in or to any Company Product (except, in the case of any of the foregoing, (A) in the ordinary course of business, (B) pursuant to dispositions of obsolete, surplus, or worn-out assets that are no longer useful for the conduct of the business of the Company or any Company Subsidiary and (C) as permitted by Section 4.02(c)(x);

(xii)	(A) acquire, lease, license, sublicense, pledge, sell, or otherwise dispose of, abandon, waive, relinquish or fail to renew, permit to lapse, transfer, assign, encumber, or subject to any material Encumbrance (other than Permitted Encumbrances), fail to diligently prosecute, renew or maintain, waive, allow to lapse, grant a third party any right to receive payments with respect to, or grant a covenant-not-to-assert to a third party with respect to (x) any Company Product or any Intellectual Property Rights relating to any Company Product or (y) any other material Company IP (in the case of clause (x) or (y), except for non-exclusive licenses or sublicenses in the ordinary course of business to contract manufacturers, contract research organizations or distributors, in each case, subject to written confidentiality obligations with respect to any Trade Secrets); or (B) enter into, terminate, or exercise or waive any option under any collaboration, development, research, commercialization or royalty agreement or any other similar agreement in connection with or relating to any Company Product, any Company IP relating to any Company Product or any other material Company IP;

(xiii)	disclose any Trade Secrets relating to any Company Product or that are otherwise material to the Company or any Company Subsidiary to any third party, other than in the ordinary course of business pursuant to written confidentiality obligations binding on such third party;

(xiv)	(A) acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property or (B) enter into, amend, renew (or fail to exercise a renewal option under), or modify a Company Lease if such Company Lease, amendment, renewal, or modification would increase the aggregate amount of payments under such Company Lease (as amended, renewed, or modified, as the case may be) or terminate any Company Lease (except any termination that shall occur at the end of the maximum term of such Company Lease);

(xv)	prepay any long-term indebtedness before its scheduled maturity, or increase, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other liability or obligation, issue any debt securities, or provide any guarantees thereof, other than indebtedness, liabilities or obligations owing by one wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, or of the Company to another wholly-owned Subsidiary of the Company;

(xvi)	make any loan or advance to any Person, other than: (A) to a wholly-owned Subsidiary of the Company or from a wholly-owned Subsidiary of the Company to Company; or (B) in respect of accounts payable to trade creditors or accrued liabilities incurred in the ordinary course;

(xvii)	assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person, other than a wholly-owned Subsidiary of the Company;

(xviii)	amend or modify, accelerate or waive any material right under, terminate, replace, or release, settle, or compromise any material claim, liability, or obligation under any Material Contract or enter into any Contract that, if entered into prior to the date of this Agreement, would have been a Material Contract (except for any non-exclusive licenses or sublicenses in the ordinary course of business to contract manufacturers, contract research organizations or distributors, in each case, subject to written confidentiality obligations with respect to any Trade Secrets and provided no such Contract purports, after the Effective Time, to grant any third party any license, covenant not-to-assert or other right with respect to any Intellectual Property Rights owned by or licensed to Parent or its Subsidiaries or to otherwise subject Parent or its Subsidiaries to any non-compete or other restrictions on the operation or scope of its business);

(xix)	amend or modify in any material respect any privacy policies, or any administrative, technical, or physical safeguards related to privacy or cybersecurity except to remediate any security issue, to enhance data security or integrity, to comply with or improve compliance with applicable Law, as otherwise directed or required by a Governmental Body, or in relation to any new or updated software, products or technologies of the Company and the Company’s Subsidiaries;

(xx)	commence any Legal Proceeding, except in connection with a breach of this Agreement or any other agreement contemplated hereby;

(xxi)	settle, release, waive, or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any actual or threatened Legal Proceeding or other claim arising directly out of or relating to a breach of this Agreement or any other agreement contemplated hereby; provided that this Section 4.02(c)(xxi) shall not apply to any Legal Proceeding arising out of or relating to any matter set forth in the Plan of Arrangement, Section 4.03, or Section 4.06;

(xxii)	negotiate, adopt, enter into, amend, or terminate any Collective Bargaining Agreement or other similar arrangement relating to unions, work council, similar entities or other organized employees, or voluntarily recognize any new union, works council or similar entities or other organized employees;

(xxiii)	enter into any Contract that limits the freedom or right of the Company or any Company Subsidiary (or following the Closing, Parent, Purchaser, or the Company or their respective Affiliates or investors or Affiliates of such investors) to sell, distribute or manufacture any product or service either (A) by limiting any freedom or right to engage in any line of business or to compete with any other Person in any location or line of business or (B) by providing “most favoured nation” rights (including with respect to pricing) or exclusivity obligations or restrictions, in each case, in favour of a party other than the Company or a Company Subsidiary;

(xxiv)	change in any material respect their financial accounting principles, practices or methods, except as required by IFRS or applicable Law;

(xxv)	in each case, except in the ordinary course of business or as required by applicable Laws: (A) make, change, or rescind any material Tax election; (B) settle or compromise any material Tax claim; (C) change (or request to change) any material method of accounting for Tax purposes; (D) file any material amended Tax Return or file any Tax Return in a manner materially inconsistent with past practice; (E) waive or extend any statute of limitations or consent to any waiver or extension in respect of a period within which an assessment or reassessment of material Taxes may be issued; (F) request any extension in respect of a period within which material Taxes must be paid; (G) apply for any material Tax ruling; (H) enter into any Tax sharing, allocation or similar agreement (other than agreements or arrangements wholly between the Company and/or the Company Subsidiaries) or (I) enter into any material “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Laws) or material voluntary disclosure agreement or material Tax amnesty filing with any Governmental Body;

(xxvi)	abandon or fail to maintain, comply with or perform any material obligations with respect to any Regulatory Authorizations;

(xxvii)	with regard to any Company Product in development, (A) initiate or commence any new clinical trials, (B) materially amend or modify any existing clinical trial protocols, study recruitment efforts, study enrollment activities or clinical trial timelines, or (C) terminate any ongoing clinical trials or activities for planned clinical trials, unless in the case of any of (A) through (C), mandated or required by a Governmental Body;

(xxviii)	with regard to any Company Product in development or in commercial distribution, modify any specification for such Company Product unless such modification is mandated or required by a Governmental Body;

(xxix)	enter into any new line of business or discontinue any existing line of business;

(xxx)	terminate, cancel or make any material changes to the structure, limits or terms and conditions of any material insurance policies, including allowing such insurance policies to expire without renewal or comparable replacement coverage or otherwise maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice, other than as contemplated in Section 4.04;

(xxxi)	enter into or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments other than in the ordinary course;

(xxxii)	enter into or amend any Contract with any broker, finder or investment banker in connection with the Arrangement or the transactions contemplated by this Agreement;

(xxxiii)	waive, release, grant, assign or transfer any material rights, claims or benefits of the Company or any Company Subsidiary;

(xxxiv)	enter into or authorize, agree, or commit to take any action that would cause the Closing Net Cash as of the Cash Determination Time fall below the Minimum Closing Net Cash Amount;

(xxxv)	take any action that would reasonably be expected to interfere with, delay or be inconsistent with the completion of the Arrangement or the transactions contemplated in this Agreement or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of the representations and warranties of the Company set forth in this Agreement; or

(xxxvi)	enter into or authorize, agree, or commit to take any action described in clauses (i) through (xxxv) of this Section 4.02(c).

(d)	The Company shall keep Parent fully informed as to all material decisions or actions required to be made with respect to the operations of the business of the Company and the Company Subsidiaries, provided that such disclosure is not otherwise prohibited by reason of confidentiality owed to a third party or otherwise prevented by Law. Without limiting the foregoing, the Company shall promptly notify Parent in writing of: (i) any circumstance or development that, to the knowledge of the Company, is or would reasonably be expected to constitute a material change (within the meaning of applicable Securities Laws) or Material Adverse Effect in respect of the Company; (ii) the resignation or termination of any of the Company’s directors, senior officers or other members of senior management; (iii) any notice or other communication from any Governmental Body in connection with this Agreement; and (iv) any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company, the Company Subsidiaries or their respective business or assets.

(e)	Nothing in this Agreement shall give to Parent or Purchaser, directly or indirectly, any right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations and those of its Subsidiaries.

4.03	Filings, Consents, and Approvals.

(a)	Subject to the terms and conditions set forth in this Agreement, each of the Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper, or advisable under applicable Antitrust Laws or Foreign Direct Investment Laws to consummate and make effective the Transactions as soon as reasonably practicable, including, (i) the obtaining of all necessary actions or non-actions, waivers, consents, clearances, decisions, declarations, approvals and, expirations, or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be reasonably necessary to obtain any such consent, decision, declaration, approval, clearance, or waiver, or expiration or termination of a waiting period by or from, or to avoid a Legal Proceeding by, any Governmental Body in connection with any Antitrust Law or Foreign Direct Investment Law, (ii) the giving of all notices and the obtaining of all necessary consents, authorizations, approvals, or waivers from third parties, and (iii) the execution and delivery of any additional instrument reasonably necessary to consummate the Transactions.

(b)	Subject to the terms and conditions of this Agreement, each Party shall (and shall cause their respective Affiliates, if applicable, to) (i) as promptly as reasonably practicable, make all other filings, notifications or other consents as may be required to be made or obtained by such Party under Antitrust Laws or Foreign Direct Investment Laws in those jurisdictions identified in Section 4.03(b) of the Company Disclosure Schedule, which contains the list of the only jurisdictions where filing, notification, expiration of a waiting period, or consent or approval is a condition to Closing, and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filing or notification or other consent required to be made with, or obtained from, any other Governmental Body in connection with the Transactions.

(c)	Without limiting the generality of anything in this Section 4.03, each Party shall use its commercially reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action, or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action, or Legal Proceeding, (iv) promptly inform the other Parties of any material communication to or from the FTC, the DOJ, or any other Governmental Body in connection with any such request, inquiry, investigation, action, or Legal Proceeding, (v) on request, promptly furnish to the other Party a copy of such communications, subject to a confidentiality agreement limiting disclosure to outside counsel and consultants retained by such counsel, and subject to redaction of documents (A) as necessary to comply with contractual arrangements and (B) to remove references to valuation of the Company or the Company Subsidiaries, (vi) to the extent reasonably practicable, consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion, or proposal to be made or submitted in connection with any such request, inquiry, investigation, action, or Legal Proceeding, and (vii) except as may be prohibited by any Governmental Body, permit authorized Representatives of the other Parties to be present at each meeting and telephone or video conference arising out of or relating to such request, inquiry, investigation, action, or Legal Proceeding. Each Party shall supply as promptly as practicable following written request therefor such information, documentation, other material, or testimony that may be reasonably requested by any Governmental Body, including by using commercially reasonable best efforts to respond promptly to any reasonable written request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the Transactions. Any Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 4.03 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. Each Party shall use commercially reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege, or any other privilege pursuant to this Section 4.03 so as to preserve any applicable privilege. Parent, after prior consultation with the Company, shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary clearances under the Antitrust Laws and Foreign Direct Investment Laws and shall take the lead in all meetings and communications with any Governmental Body in connection therewith.

(d)	Notwithstanding anything to the contrary in the foregoing, neither the Company nor any of the Company’s Representatives or Affiliates shall commit to or agree with any Governmental Body to not consummate the Arrangement for any period of time, or to stay, toll, or extend, directly or indirectly, any applicable waiting period under applicable Antitrust Law, in each case, without the prior written consent of Parent (such consent may be withheld, conditioned or delayed in Parent’s sole discretion).

(e)	The Company shall consult in advance with Parent, obtain Parent’s prior written consent (such consent may be withheld, conditioned or delayed in Parent’s sole discretion) and shall address all of Parent’s views and comments prior to taking any substantive position with respect to (A) the filings required by any Governmental Body under any applicable Antitrust Laws or Foreign Direct Investment Laws and (B) any written submission or, to the extent practicable, any discussion with any Governmental Body in connection with obtaining any necessary clearance under any Antitrust Law or any Foreign Direct Investment Law.

(f)	Notwithstanding anything to the contrary set forth in this Agreement, including this Section 4.03, in no event shall Parent, Purchaser or any of their respective Affiliates or Subsidiaries (i) be obligated to undertake or commit or agree to undertake (and the Company may not request or propose that Parent, Purchaser or any of their respective Affiliates or Subsidiaries take) any of the following actions: (A) negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, lease, license, divestiture, or disposition of any asset, right, product line, or business of the Company, Parent, or any of their respective Affiliates, (B) terminating any existing relationship, contractual right, or obligation of the Company, Parent, or any of their respective Affiliates, (C) terminating any venture or other arrangement, (D) creating any relationship, contractual right, or obligation of the Company, Parent, or any of their respective Affiliates, (E) effectuating any other change or restructuring of the Company, Parent, or any of their respective Affiliates, (F) undertaking or agreeing to (or requesting or authorizing the Company or any Company Subsidiary to undertake, effective upon the Closing) any requirement or obligation to provide prior notice to, or obtain prior approval from, any Governmental Body with respect to any transaction, (G) otherwise taking or committing to take any action with respect to the businesses, product lines, or assets of the Company, Parent, or any of their respective Affiliates, and (H) any sale, divestiture, disposition or other remedial measure pursuant to this Section 4.03 or (ii) if any Legal Proceeding, including any Legal Proceeding by a Governmental Body or private party, is instituted (or threatened to be instituted) challenging this Agreement, the Arrangement or any other Transaction (whether as violative of any Antitrust Law, Foreign Direct Investment Law, or otherwise), be obligated to contest or resist any such action or Legal Proceeding or make efforts to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Arrangement or the other Transactions.

4.04	Insurance and Indemnification.

(a)	Prior to the Effective Date, the Company may purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection (the nature and scope of which shall be in the discretion of the Company) in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Parent shall, or shall cause the Company and the Company Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage in accordance with the terms of such "tail" policies for three years from the Effective Date; provided that Parent shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of the Company’s current annual aggregate premium for policies currently maintained by the Company or the Company Subsidiaries without the prior written consent of Parent. From and after the Effective Time, Parent and the Company, as applicable, agrees not to take any action to terminate such directors’ and officers’ liability insurance or materially adversely affect the rights of the Company’s present and former directors and officers thereunder.

(b)	From and after the Effective Time, Parent shall cause the Company and the Company Subsidiaries to honour all rights to indemnification or exculpation existing as of the date hereof in favour of present and former employees, officers and directors of the Company and the Company Subsidiaries, to the extent that they are: (i) included in the Constating Documents of the Company or any of the Company Subsidiaries; or (ii) as disclosed in Section 4.04(b) of the Company Disclosure Schedule, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than three years from the Effective Date.

(c)	If any of the Company, the Company Subsidiaries, Parent or Purchaser or any of their respective successors or assigns shall (a) amalgamate, consolidate with or merge or wind-up into any other Person and shall not be the continuing or surviving corporation or entity; or (b) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns (including, as applicable, any acquirer of all or substantially all of the properties or assets of the Company, the Company Subsidiaries, Parent or Purchaser) and transferees of the Company, the Company Subsidiaries, Parent or Purchaser as the case may be, shall assume all of the obligations set forth in this Section 4.04 for a period expiring not earlier than the date that is three years from the Effective Date.

(d)	The rights under this Section 4.04 are intended for the benefit of, and shall be enforceable by, each Person indemnified under this Section 4.04 and his/her heirs, executors, administrators and personal representatives and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on their behalf.

4.05                          Securityholder Litigation. During the Pre-Closing Period, the Company shall, as promptly as possible after obtaining knowledge thereof, notify Parent of any Legal Proceeding brought by security holders of the Company (including Shareholders) against the Company or its directors arising out of or relating to the Transactions. The Company shall control any such Legal Proceeding brought by securityholders of the Company (including Shareholders) against the Company or its directors arising out of or relating to the Transactions; provided that the Company shall give Parent the right to participate in and timely consult with Parent with respect to such Legal Proceeding and any settlement, release waiver or compromise of such litigation and the Company shall in good faith take any reasonable comments into account; provided that the disclosure of information in connection therewith shall be subject to the provisions of Section 4.01, including with respect to attorney-client privilege or any other applicable legal privilege. No such settlement shall be agreed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed) (a) with respect to the exercise of any Dissent Rights and (b) except to the extent the settlement is fully covered by the Company’s insurance policies (other than any applicable deductible), but only if such settlement would not result in the imposition of any restriction on the business or operations of the Company, with respect to any other matters.

4.06                         Additional Agreements. Without limitation or contravention of the provisions of Section 4.03, and subject to the terms and conditions of this Agreement, Parent and the Company shall use commercially reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall (a) make all filings (if any), maintain or obtain all Consents (if any) and give all notices (if any) required to be made and given by such Party in connection with the Transactions pursuant to any applicable Law or Material Contract set forth in Section 4.06 of the Company Disclosure Schedule, (b) use commercially reasonable best efforts to lift any restraint, injunction or other legal bar (other than with respect to Antitrust Laws and Foreign Direct Investment Laws) to this Agreement or the Arrangement brought by any third Person against such Party, (c) use commercially reasonable best efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by applicable Law on it or its Subsidiaries with respect to this Agreement or the Arrangement, (d) cooperate with the other Parties in connection with the performance by it and its Subsidiaries of their obligations hereunder, (e) carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by applicable Law on it or its Subsidiaries with respect to this Agreement or the Arrangement, and (f) not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, in each case, which is inconsistent with this Agreement or would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement. This Section 4.06 shall not apply to approval under Antitrust Laws or Foreign Direct Investment Laws, which are the subject of Section 4.03. The Company shall give notice to Parent as promptly as reasonably practicable after (and shall subsequently keep Parent informed on a reasonably current basis of any developments related to such notice) it becomes aware of (i) the receipt of any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions or (ii) that any Legal Proceeding has been commenced or threatened in writing relating to or involving the Company or any Company Subsidiary that relates to the consummation of the Transactions. For the avoidance of doubt, the Company shall not be required to pay for any such consent, nor shall obtaining any such filing, notice or consent be a condition precedent to the Closing. During the Pre-Closing Period, the Company and its Subsidiaries shall keep Parent promptly informed in writing of any material communication (written or oral) with or from the FDA, Health Canada, or any other Governmental Body performing functions similar to those performed by the FDA related to a Company Product. The Company and the Company Subsidiaries shall consult with, and consider any comment from, Parent in good faith prior to making any material submissions to or having material discussions with the FDA, Health Canada, or any other Governmental Body performing functions similar to those performed by the FDA. The Company shall ensure that it has available (on hand or through capacity under a credit facility) funds to pay the Termination Payment, if payable.

4.07                        Disclosure. Parent and the Company agree that the Company shall issue an initial press release as the first public disclosure of this Agreement and with respect to the Transactions. The Company shall consult with and provide Parent and Purchaser the opportunity to review and comment upon the initial press release prior to the issuance of such initial press release relating to this Agreement and the Transactions. Thereafter, none of the Parties or any of their Representatives acting on their behalf, shall, without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned, or delayed) issue or cause the publication of any press release or otherwise make any public statement, disclosure, or communication with respect to the Transactions except (i) as may be required by any applicable Law or by obligations pursuant to any listed agreement with any national securities exchange or as may be requested by a Governmental Body or (ii) expressly permitted under Article 5. The Parties acknowledge that the Company will file this Agreement and a material change report relating thereto on SEDAR.

4.08	Notice and Cure Provisions.

(a)	During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(b)	Notification provided under this Section 4.08 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c)	The Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.01(e) and the Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.01(f), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (i) the Outside Date, and (ii) the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date, provided that, for greater certainty, if any matter is not capable of being cured by the Outside Date, the Terminating Party may immediately exercise the applicable termination right, and provided further that a breach caused by fraud or Willful Breach shall be deemed to be incapable of being cured.

(d)	If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (i) five (5) Business Days prior to the Outside Date and (ii) the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party.

4.09                          Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its commercially reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper, or advisable on its part under applicable Law (i) to cause the delisting by the Company of the Shares from the Nasdaq and TSX and the deregistration of the Shares under the U.S. Exchange Act and under any applicable Securities Laws, in each case, as soon as reasonably practicable following the Closing Date; and (ii) to cause the Company to cease being a reporting issuer under any applicable Securities Law as promptly as practicable after the Closing Date.

4.10	Regulatory Matters.

(a)	Prior to the Closing Date, the Company shall, to the extent permissible under applicable Law, inform Parent of, and provide Parent with a reasonable opportunity to review and comment on, in advance, any filing proposed to be made by or on behalf of the Company or any of the Company Subsidiaries with respect to any Company Product, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA, DEA, Health Canada, or any other Regulatory Authority by or on behalf of the Company or any of the Company Subsidiaries.

(b)	Prior to the Closing Date, the Company shall, to the extent permissible under applicable Law, reasonably promptly (and in any event within three (3) Business Days upon discovery by the Company) notify Parent in writing of (i) any material FDA Form 483, warning letter, untitled letter, or other similar material correspondence or notice from the FDA, Health Canada, or any other applicable Regulatory Authority alleging or asserting material non-compliance with any applicable Laws or Regulatory Authorizations received by the Company, the Company Subsidiaries, to the knowledge of the Company, any of their respective contract manufacturers or contract research organizations with respect to the Company Products, including any notices of inspectional observations or notices relating to the import or export of any components in the Company Products (ii) any written notices, correspondence, or other communication from any institutional review board, the FDA, Health Canada, or any applicable Regulatory Authority, recommending or requiring the termination, suspension, or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or any of the Company Subsidiaries, (iii) any Legal Proceedings (whether complete or pending) or request from a Regulatory Authority seeking the recall, withdrawal, suspension or seizure of any Company Product or (iv) any written notice or other communication from any applicable Regulatory Authority (A) withdrawing or placing any of the Company Products on “clinical hold” or requiring the termination or suspension of any pre-clinical studies or clinical trials of the Company Products or (B) alleging any material violation of any applicable Law.

4.11	Pre-Arrangement Reorganization.

(a)	Subject to 4.11(d), the Company acknowledges and agrees that, immediately prior to the Effective Time:

(i)	in contemplation of the Arrangement, upon the reasonable request of Parent, it shall, and shall cause each of the Company Subsidiaries to cooperate with Parent in structuring, planning and implementing any reorganizations of the business, operations or assets of the Company or the Company Subsidiaries or such other transactions as Parent may reasonably request (each, a “Pre-Arrangement Reorganization”), including for greater certainty in response to any change in Laws or in order to improve the financial, tax and/or operational efficiencies for the combined business following the Effective Time, and the Company shall take all commercially reasonable steps necessary to effect any such Pre-Arrangement Reorganization; provided that the Pre-Arrangement Reorganization shall not reduce the value of the Arrangement Consideration payable to the Shareholders pursuant to this Agreement and the Plan of Arrangement; and

(ii)	neither it, nor any of the Company Subsidiaries, shall undertake any Pre-Arrangement Reorganization without the prior written consent of Parent.

(b)	Parent must provide written notice to the Company of any proposed Pre-Arrangement Reorganization at least 10 Business Days prior to the Effective Date. The Company shall, and shall cause its Representatives to, work cooperatively with Parent and its Representatives to determine the appropriate nature of the Pre-Arrangement Reorganization that might be undertaken and the most effective manner to implement any Pre-Arrangement Reorganization (including, to the extent necessary or appropriate, amending this Agreement or the Plan of Arrangement in order to effectively reflect any Pre-Arrangement Reorganization) and the Parties will work cooperatively and use their respective commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Arrangement Reorganization pursuant to Section 4.11(a)(i) immediately prior to the Effective Time.

(c)	If, at the request of Parent, the Company effects any Pre-Arrangement Reorganization prior to the Effective Date and the Arrangement is not completed, other than due to a breach by the Company of its representations, warranties or covenants under this Agreement: (i) Parent shall be responsible for all costs and expenses associated with such Pre-Arrangement Reorganization and shall forthwith upon request reimburse the Company for such costs and expenses, including the reasonable out-of-pocket fees and disbursements of the Company’s outside legal counsel incurred by the Company and the Company Subsidiaries in connection with such Pre-Arrangement Reorganization; and (ii) Parent shall indemnify and save harmless the Company and the Company Subsidiaries from and against any and all liabilities, losses, damages, Taxes, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Arrangement Reorganization (including actual reasonable out-of-pocket fees and disbursements of outside legal counsel), or in connection with reversing or unwinding such Pre-Arrangement Reorganization.

(d)	Other than the Pre-Arrangement Reorganization described in Section 4.11(a)(i) of the Company Disclosure Schedule, the Company shall not be obligated to undertake any Pre-Arrangement Reorganization under Section 4.11(a), unless such Pre-Arrangement Reorganization:

(i)	does not unreasonably materially interfere with the ongoing operations of the Company and the Company Subsidiaries;

(ii)	can be completed prior to the Effective Date and is effected as close as reasonably practicable prior to the Effective Time;

(iii)	is not prejudicial to the Shareholders, as a whole, in any material respect;

(iv)	does not require the Company to obtain the approval of the Shareholders;

(v)	does not result in a material breach by the Company or any of the Company Subsidiaries of any Material Contract, their respective Constating Documents or Law;

(vi)	does not result in material additional Taxes being imposed on, or any material adverse Tax or other consequences to, the Shareholders, as a whole, as compared to Taxes incurred by the Shareholders, as a whole, under the Arrangement; and

(vii)	does not prevent the consummation of, or impair the ability of the Company to consummate, and will not materially delay the consummation of, the Arrangement.

(e)	To the extent practicable, the Parties shall seek to have any Pre-Arrangement Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date and after Parent has waived or confirmed that all of the conditions precedent set out herein have been satisfied.

(f)	The Parties agree that any Pre-Arrangement Reorganization will not be considered in determining whether a representation or warranty of a Party under this Agreement has been breached (including where any such Pre-Arrangement Reorganization requires the consent of any third party under a Contract) or in determining whether any of the conditions in Section 6.01 and Section 6.03 have been satisfied.

4.12                        Tax Matters. The Company covenants and agrees that, until the Effective Date, the Company shall and shall cause each Company Subsidiary to: (a) duly and timely file with the appropriate Governmental Body, all Tax Returns required to be filed by any of them, which shall be correct and complete in all material respects and consistent in all material respects with past practice; and (b) pay, withhold, collect and remit to the appropriate Governmental Body in a timely fashion all Taxes required to be so paid, withheld, collected or remitted. The Company shall keep the other Parties reasonably informed of any material events, discussions, notices or changes with respect to any Tax audit or investigation by a Governmental Body or any material action, suit, proceeding, or hearing involving the Company or any of the Company Subsidiaries (other than ordinary course communications which could not reasonably be expected to be material to the Company and the Company Subsidiaries on a consolidated basis).

ARTICLE 5- ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

5.01	No Solicitation.

(a)	Except as expressly provided in this Article 5, the Company shall not, and shall cause the Company Subsidiaries not to, directly or indirectly, through any of its or their Representatives or otherwise, and shall not permit or authorize any such Person to:

(i)	solicit, assist, initiate, knowingly encourage, or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any information, properties, facilities, books or records of the Company or any Company Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal, discussion, negotiation, expression of interest or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than with Parent, Purchaser, Parent’s Representatives or any Person acting jointly or in concert with Parent or Purchaser) or furnish any information to any Person (other than with Parent, Purchaser, Parent’s Representatives or any Person acting jointly or in concert with Parent or Purchaser) in connection with any inquiry, proposal, expression or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, or otherwise knowingly encourage, facilitate, cooperate with, assist or participate in, any effort or attempt of any other Person to do or seek to do any of the foregoing; it being acknowledged and agreed that the Company may communicate with any Person for purposes of advising such Person of the non-solicitation restrictions in Article 5 hereof or that any Acquisition Proposal does not constitute or would not lead to a Superior Proposal;

(iii)	make a Change in Recommendation;

(iv)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal or any inquiry, proposal, expression or inquiry that could reasonably be expected to constitute or lead to an Acquisition Proposal; provided that publicly taking no position or a neutral position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal (A) for a period of no more than five Business Days following the formal announcement or public disclosure of such Acquisition Proposal or (B) in the event that the Company Meeting is scheduled to occur within the five (5) Business Day period set out in (A), prior to the third (3rd) Business Day prior to the date of the Company Meeting, will not be considered to be in violation of this Section 5.01(a) if the Company Board has rejected such Acquisition Proposal and affirmed the Company Board Recommendation before the end of the periods set out in (A) or (B), as applicable;

(v)	accept or enter into, or publicly propose to accept or enter into, any agreement, letter of intent, agreement in principle, undertaking, understanding, arrangement or Contract in respect of an Acquisition Proposal other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.03; or

(vi)	approve, authorize or publicly announce any intention to do any of the foregoing.

(b)	The Company shall, and shall cause the Company Subsidiaries and its and their respective Affiliates and Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, activity or negotiation (including through any Representatives on its behalf), if any, commenced prior to the date of this Agreement with any Person and such Person’s Representatives (other than with Parent, Purchaser or Parent’s Representatives) with respect to any inquiry, proposal, discussion, negotiation, expression or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company shall:

(i)	immediately discontinue access to and disclosure of all information, if any, to such Persons, including (A) any physical or electronic data room access for such Persons and their Representatives to diligence or other information regarding the Company or any Company Subsidiary or any of their businesses or assets and (B) any access to the properties, facilities, books and records of the Company or of any Company Subsidiaries; and

(ii)	promptly, and in any event no later than 5:00 p.m. on the day immediately following public announcement of this Agreement, request, and exercise all rights it or any of the Company Subsidiaries has to require: (A) the immediate return or destruction of all copies of any information regarding the Company or any Company Subsidiary provided to any Person (other than Parent, Purchaser, and Parent’s Representatives) in connection with any Acquisition Proposal or any inquiry, proposal, expression or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal, and (B) the immediate destruction of all material including or incorporating or otherwise reflecting such information regarding the Company or any Company Subsidiary, using its commercially reasonable best efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

(c)	The Company represents and warrants that, since January 1, 2021, it has not waived any confidentiality, standstill or similar agreement or restriction to which the Company or any of the Company Subsidiaries is a party, except to permit submissions of expressions of interest prior to the date of the Exclusivity Agreement.

(d)	Further, the Company covenants and agrees that (i) it shall take all necessary action to enforce any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, covenant, or restriction to which the Company or any Company Subsidiary is a party or may hereafter become a party in accordance with Section 5.03 and (ii) neither the Company, nor any of the Company Subsidiaries or their respective Representatives will, without the prior written consent of Parent (which may be withheld, conditioned or delayed in Parent’s sole and absolute discretion), release any Person from, or waive, terminate, amend, release, assign, suspend, modify or otherwise forbear in the enforcement of any Person’s obligations respecting the Company, or any Company Subsidiary, or enter into or participate in any discussions, negotiations or agreements with any Person concerning the foregoing with respect to such Person’s obligations respecting the Company or any of the Company Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, covenant, or restriction to which the Company or any Company Subsidiary is a party (it being acknowledged by Parent and Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into an announcement of this Agreement shall not be a violation of this Section 5.01(d)).

5.02                         Notification of Acquisition Proposals. If the Company or any of the Company Subsidiaries or any of its or their respective Affiliates or Representatives receives or otherwise become aware of any written or oral inquiry, proposal, expression or offer that constitutes, contemplates or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, information relating to the Company or any Company Subsidiary in connection with any inquiry, proposal, expression or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, including information, access, or disclosure relating to any properties, facilities, books or records or other documents of the Company or any of the Company Subsidiaries, the Company: (a) may: (i) communicate with any Person solely for the purposes of clarifying the terms of any such inquiry, proposal, expression or offer made by such Person; (ii) advise any Person of the restrictions of this Agreement; and (iii) advise any Person making such inquiry, proposal, expression or offer that the Company Board has determined that such inquiry, proposal or offer does not constitute, or is not reasonably expected to constitute or lead to, a Superior Proposal; (b) shall promptly notify Parent and Parent’s Counsel, at first orally, and then within twenty-four (24) hours, in writing, of such Acquisition Proposal, inquiry, proposal, expression, offer or request, a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and un-redacted copies of all agreements, term sheets, proposals, letters of intent and similar documents (whether or not electronic) received in respect of, from or on behalf of any such Person; and (c) shall keep Parent promptly and reasonably informed on a current basis of the status, the terms of any material or substantive correspondence, discussions or negotiations and any other material developments and discussions relating to any Acquisition Proposal (including any financing commitments related thereto), inquiry, proposal, expression, offer or request (to the extent such discussions and negotiations are permitted by this Article 5), including any changes, modifications or other amendments to or relating to any such Acquisition Proposal, inquiry, proposal, expression, offer or request and promptly provide to Parent un-redacted copies of all agreements, term sheets, proposals, letters of intent and similar documents (including any other agreements, correspondence or materials that modify, amend or supplement any of the foregoing), if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such material documents and correspondence between the Company and its Representatives and the Person making any such Acquisition Proposal, inquiry, proposal, expression, offer or request and its Representatives.

5.03                         Responding to an Acquisition Proposal. Notwithstanding Section 5.01 but subject to compliance with the other provisions of this Article 5, if, at any time prior to obtaining the Required Shareholder Approval, the Company receives a bona fide unsolicited written Acquisition Proposal that did not result, directly or indirectly, from any breach of this Article 5, any other provision of this Agreement, the Confidentiality Agreement or the Exclusivity Agreement, the Company and its Representatives may (i) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and (ii) provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or the Company Subsidiaries (and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to Parent and Parent’s Representative), if and only if, in the case of both clauses (i) and (ii):

(a)	the Company Board first determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal and that the failure to take the actions described in clauses (i) and (ii) above would be inconsistent with its fiduciary duties under applicable Law;

(b)	such Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant with the Company or any of the Company Subsidiaries;

(c)	the Company has been, and continues to be, in compliance with its obligations under Article 5, the Exclusivity Agreement and the Confidentiality Agreement in all respects; and

(d)	prior to providing any such copies, access, or disclosure or engaging or participating in any discussions or negotiations with such Person, (A) the Company promptly delivers a written notice to Parent stating its intention to participate in such discussions or negotiations and to provide such copies, access or disclosure, which notice shall include confirmation of the determination by the Company Board that such Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal; and (B) the Company enters into an Acceptable Confidentiality Agreement with such Person and a true, complete and final executed copy of such agreement is provided to Parent.

5.04	Superior Proposal; Right to Match.

(a)	If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Shareholder Approval, the Company Board may, or may cause the Company to, subject to compliance with Section 7.03, make a Change in Recommendation, and/or approve, accept or enter into a definitive agreement with respect to such Superior Proposal, if and only if prior to such recommendation and/or approval, acceptance or entering into of the definitive agreement:

(i)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction, or covenant with the Company or any of the Company Subsidiaries;

(ii)	the Company has been, and continues to be, in compliance with (A) its obligations under this Article 5, the Exclusivity Agreement and the Confidentiality Agreement in all respects and (B) its obligations under Section 2.03 and Section 2.04;

(iii)	the Company or its Representatives have delivered to Parent a written notice which shall include: (A) confirmation of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal; (B) confirmation of the determination by the Company Board of the value and financial terms that the Company Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal; and (C) confirmation of the intention of the Company Board to enter into a definitive agreement with respect to such Superior Proposal (the “Superior Proposal Notice”);

(iv)	the Company or its Representatives have provided to Parent a copy of the proposed definitive agreement(s) for the Superior Proposal and all related material documents or materials that modify, amend or supplement any of the foregoing (which shall include all schedules, appendices, exhibits and other attachments related thereto including copies of any financing commitments related thereto), as well as any subsequent amendment, modification or supplement with respect to any of the foregoing;

(v)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Parent received the Superior Proposal Notice and the date on which Parent received a copy of all the materials referred to in Section 5.04(a)(iv);

(vi)	during any Matching Period, the Company shall, if requested by Parent, negotiate in good faith with Parent and Parent’s Representatives, regarding any revision to the terms of the Arrangement and other Transactions proposed by Parent in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)	after the Matching Period, the Company Board has determined in good faith (A) after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by Parent under Section 5.04(b) and (B) after consultation with its outside legal counsel and financial advisors, that the failure to take the relevant action would be inconsistent with its fiduciary duties under applicable Law;

(viii)	the making of the Acquisition Proposal constituting a Superior Proposal did not result, directly or indirectly, from any breach of this Article 5 or any other provision of this Agreement, the Confidentiality Agreement or the Exclusivity Agreement; and

(ix)	prior to or concurrently with making a Change in Recommendation or entering into such definitive agreement, the Company terminates this Agreement pursuant to Section 7.01 and pays the Termination Payment and Expenses Reimbursement Payment pursuant to Section 7.03.

(b)	During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (i) the Company Board shall review in good faith any offer made by Parent under Section 5.04(a)(vi) to amend the terms of this Agreement and the Arrangement, after consultation with its financial advisors and its outside legal counsel, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent and Parent’s Representatives to make such amendments to the terms of this Agreement and the Arrangement as would enable Parent and Purchaser to proceed with the Transactions on such amended terms. If the Company Board, after consultation with its financial advisors and its outside legal counsel, determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly (and in any event within twenty-four (24) hours of such determination) so advise Parent and the Company and Parent shall amend this Agreement and the Plan of Arrangement to reflect such offer made by Parent, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(c)	Each successive amendment to any Acquisition Proposal that results in an increase in, or a modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.04 and Parent shall be afforded a new full five (5) Business Day Matching Period from the later of the date on which Parent received the Superior Proposal Notice for the new Superior Proposal and the date on which Parent received all of the materials referred to in Section 5.04(a)(iv) with respect to such new Superior Proposal.

(d)	The Company Board shall promptly (and in any event within twenty-four (24) hours) reaffirm the Company Board Recommendation without qualification by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or publicly disclosed or the Company Board determines that a proposed amendment to the terms of this Agreement or the Arrangement as contemplated under Section 5.04(b) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide Parent and its Representatives with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Parent and its outside legal counsel.

(e)	If the Company provides a Superior Proposal Notice to Parent on a date that is less than ten (10) Business Days before the Company Meeting, the Company shall either proceed with or adjourn or postpone the Company Meeting, as directed by Parent acting reasonably, to a date determined by Parent that is not more than 15 Business Days after the scheduled date of the Company Meeting but in any event the Company Meeting shall not be adjourned or postponed to a date which would prevent the Effective Time from occurring on or prior to the Outside Date.

(f)	For greater certainty and notwithstanding anything in this Agreement to the contrary, the Company shall not be permitted to accept, approve or enter into an agreement providing for, or implementing, a Superior Proposal unless the Company has complied with its obligations under this Article 5, the Exclusivity Agreement and the Confidentiality Agreement.

(g)	Nothing contained in this Agreement shall prohibit the Company or the Company Board from making any disclosure to its security holders if the Company Board, acting in good faith and upon the advice of outside legal counsel, first determines that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board or such disclosure is otherwise required under Law or an order of a court of competent jurisdiction; provided that: (i) the Company shall provide Parent and its Representatives with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section 5.04(g) and shall give reasonable consideration to such comments; and (ii) notwithstanding the foregoing, the Company Board shall not be permitted to make a Change in Recommendation other than as permitted by this Section 5.04.

(h)	Without limiting the generality of the foregoing, the Company shall advise the Company Subsidiaries and its and their Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, the Company Subsidiaries or its or their Representatives will be deemed to be a breach of this Article 5 by the Company for which the Company will be responsible.

ARTICLE 6- CONDITIONS

6.01                         Mutual Conditions to Obligation of the Parties to Consummate the Arrangement. The respective obligations of each Party to consummate the Arrangement shall be subject to the satisfaction (or waiver by Parent, on its own behalf and on behalf of Purchaser, and by the Company, in each case, to the extent permitted by applicable Law) at or prior to the Effective Time of the following conditions precedent:

(a)	Shareholder Approval. The Required Shareholder Approval shall have been obtained at the Company Meeting in accordance with the Interim Order and applicable Law.

(b)	Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either the Company or Parent, each acting reasonably, on appeal or otherwise.

(c)	No Legal Restraints. No (i) injunction or similar order by any Governmental Body having competent jurisdiction over Parent, Purchaser, the Company, or any of their respective Subsidiaries that prohibits the consummation of the Arrangement or the other Transactions shall have been entered and shall continue to be in effect or (ii) Law shall have been enacted, entered, promulgated, enforced, or deemed applicable by any Governmental Body having competent jurisdiction over Parent, Purchaser, the Company, or any of their respective Subsidiaries, that, in any case, prohibits or makes illegal the Transactions (any such order, injunction, or Law in clause (i) or (ii), a “Legal Restraint”).

(d)	Exempt from U.S. Securities Act. The securities to be issued under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereunder.

(e)	Continuance. The Continuance shall have been completed.

6.02                        Additional Conditions to Obligation of the Company to Consummate the Arrangement. The obligation of the Company to consummate the Arrangement is further subject to the satisfaction (or waiver by the Company to the extent permitted by applicable Law) of the following conditions precedent which are for the exclusive benefit of the Company:

(a)	(i) the representations and warranties of Parent and Purchaser set forth in Section 1, Section 2 and Section 3 of Schedule D (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (ii) the other representations and warranties of Parent and Purchaser set forth in Schedule D (without regard to any qualification as to materiality or Parent Material Adverse Effect in such representations and warranties) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expect to have a Parent Material Adverse Effect.

(b)	Parent and Purchaser shall have performed or complied in all material respects with all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c)	Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by a duly authorized officer thereof, certifying to the effect that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.

(d)	Purchaser shall have deposited or caused to be deposited with the Depositary in escrow in accordance with Section 2.08, the funds required to effect payment in full of the aggregate consideration to be paid pursuant to the Plan of Arrangement and the Depositary shall have confirmed to the Company the receipt of such funds.

6.03                          Additional Conditions to Obligations of Parent and Purchaser to Consummate the Arrangement. The obligations of Parent and Purchaser to consummate the Arrangement are further subject to the satisfaction (or waiver by Parent, on its own behalf and on behalf of Purchaser, to the extent permitted by applicable Law) of the following conditions precedent which are for the exclusive benefit of Parent and Purchaser:

(a)	(i) The representations and warranties of the Company set forth in Section 3(a), Section 3(c) and Section 3(d) of Schedule C (except for de minimis inaccuracies) shall be true and correct in all respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Company set forth Section 17(a), Section 33 and Section 34 of Schedule C shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time; (iii) Section 1, Section 2, Section 3(b), Section 4, Section 5 and Section 6 of Schedule C (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) the other representations and warranties of the Company set forth in Schedule C (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)	The Company shall have performed or complied in all material respects with all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)	Since the date of this Agreement there shall not have occurred a Material Adverse Effect.

(d)	The Company shall have delivered to Parent a certificate, dated as of the Closing Date, and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.03(a), Section 6.03(b) and Section 6.03(c) have been satisfied.

(e)	Parent and Purchaser shall have received evidence satisfactory to Parent that the Closing Net Cash shall be equal to or greater than the Minimum Closing Net Cash Amount as of the Cash Determination Time.

(f)	Parent and Purchaser shall have received evidence that the Company has resolved its obligations in respect of leases and other obligations of third parties (including FTHW and/or its Affiliates) in a manner satisfactory to Parent in Parent’s sole discretion.

(g)	The aggregate number of Shares held by Shareholders that have validly exercised Dissent Rights in connection with the Arrangement shall not exceed 5% of the number of Shares then issued and outstanding.

(h)	There shall not be pending or threatened in writing any proceeding by any Governmental Body that Parent has determined in good faith, in consultation with its outside legal counsel, is reasonably likely to result in an imposition of material limitations on the ability of Parent and Purchaser to complete the Arrangement or acquire or hold, or exercise full rights of ownership of, any Shares.

6.04                          Satisfaction of Conditions. No Party may rely, either as a basis for not consummating the Arrangement or terminating this Agreement and abandoning the Arrangement, on the failure of any condition set forth in Section 6.01, Section 6.02, or Section 6.03, as the case may be, to be satisfied if such failure was caused principally by such Party’s failure to perform any of its obligations under this Agreement. The conditions set forth in Section 6.01, Section 6.02, and Section 6.03 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the CBCA Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.08 hereof shall be deemed to be released from escrow when the Certificate of Arrangement is issued.

ARTICLE 7 - TERMINATION

7.01                         Termination and Abandonment. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Required Shareholder Approval:

(a)	by the mutual written consent of the Company and Parent;

(b)	by either the Company or Parent if the Effective Time shall not have occurred on or before August 31, 2023 (the “Outside Date”); provided that either Parent or the Company shall have a right to extend the Outside Date for up to an additional 30 days and, in such case, the Parties, each acting reasonably, shall cooperate to agree upon an amended dollar threshold for the Closing Net Cash condition set out in Section 6.03(e) prior to the expiry of the extended Outside Date; provided further that the Party seeking to terminate this Agreement pursuant to this Section 7.01(b) shall not have breached or failed to perform (and, in the case of Parent, Purchaser shall also not have breached or failed to perform) its representations, warranties, covenants or obligations under this Agreement in any manner that shall have principally caused or resulted in the failure to consummate the Arrangement on or before such date;

(c)	by either the Company or Parent if (i) any Governmental Body having competent jurisdiction over Parent, Purchaser or the Company shall have issued a Legal Restraint, and such Legal Restraint shall have become final and non-appealable and (ii) the Party seeking to terminate this Agreement pursuant to this Section 7.01(c) shall not have breached or failed to perform (and, in the case of Parent, Purchaser shall also not have breached or failed to perform) its representations, warranties, covenants or obligations under this Agreement in any manner that shall have principally caused or resulted in the imposition of such Legal Restraint or the failure of such Legal Restraint to be resolved or lifted;

(d)	by either the Company or Parent if (i) the Company Meeting (including any adjournment, recess, or postponement thereof) shall have concluded and the Required Shareholder Approval contemplated by this Agreement shall not have been obtained; and (ii) the Party seeking to terminate this Agreement pursuant to this Section 7.01(d) shall not have breached or failed to perform (and, in the case of Parent, Purchaser shall also not have breached or failed to perform) its representations, warranties, covenants or obligations under this Agreement in any manner that shall have principally caused or resulted in the failure to obtain the Required Shareholder Approval;

(e)	by the Company, if Parent or Purchaser shall have breached any representation, warranty, covenant, or agreement in this Agreement, in each case, which breach (i) would result in a failure of a condition set forth in Section 6.01, Section 6.02(a), or Section 6.02(b) and (ii) is not cured in accordance with the terms of Section 4.08; provided that the Company is not then in breach of any representation, warranty, covenant, or agreement in this Agreement that would result in a failure of a condition set forth in Section 6.01, Section 6.03(a) or Section 6.03(b);

(f)	by Parent, if the Company shall have breached any representation, warranty, covenant, or agreement in this Agreement, in each case, which breach (i) would result in a failure of a condition set forth in Section 6.01, Section 6.03(a), or Section 6.03(b) and (ii) is not cured in accordance with the terms of Section 4.08; provided that Parent or Purchaser is not then in breach of any representation, warranty, covenant, or agreement in this Agreement that would result in a failure of a condition set forth in or Section 6.01, Section 6.02(a) or Section 6.02(b);

(g)	by Parent, prior to obtaining the Required Shareholder Approval, if (i) there is a Change in Recommendation, or (ii) the Company or any Company Subsidiary accepts, approves, executes or enters into a definitive agreement (other than an Acceptable Confidentiality Agreement) in respect of an Acquisition Proposal;

(h)	by the Company, prior to obtaining the Required Shareholder Approval, if (i) the Company Board makes a Change in Recommendation or the Company enters into a definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal in accordance with Section 5.04, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Termination Payment and Expenses Reimbursement Payment in accordance with Section 7.03; or

(i)	by Parent, if the Company Willfully Breaches or breaches in any material respect Article 5.

7.02                          Effect of Termination/Survival. In the event of the termination of this Agreement as provided in Section 7.01, (a) the Terminating Party shall give prompt written notice thereof to the other Parties, specifying the provision hereof pursuant to which such termination is made, (b) this Agreement shall be of no further force or effect and the Transactions shall be abandoned, each as of the date of termination, and (c) there shall be no liability on the part of any Parent Party or Company Party following any such termination; provided that (i) this Section 7.02, Section 2.09, Section 7.03 and Article 8 shall survive the termination of this Agreement and shall remain in full force and effect, (ii) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect, in each case, in accordance with its terms, and (iii) the termination of this Agreement shall not relieve any Party from any liability for fraud or Willful Breach.

7.03	Termination Payment and Expenses.

(a)	Termination Events. Notwithstanding anything to the contrary in this Agreement, if (A) Parent shall have terminated this Agreement pursuant to Section 7.01(g) or Section 7.01(i), (B) the Company shall have terminated this Agreement pursuant to Section 7.01(h), or (C) either Parent or the Company shall have terminated this Agreement pursuant to Section 7.01(b), Section 7.01(d), or Section 7.01(f) and prior to such termination under Section 7.03(a)(C), (1) following the date hereof, any Acquisition Proposal in respect of the Company or any Company Subsidiary shall have been publicly announced or publicly disclosed or otherwise made known to the Company or any Company Subsidiary (in each case, whether or not conditional and whether or not withdrawn) by any Person (other than Parent, Purchaser or their Affiliates) or any Person (other than Parent, Purchaser or their Affiliates) shall have publicly announced or otherwise publicly disclosed an intention to make an Acquisition Proposal in respect of the Company or any Company Subsidiary, and (2) either (a) prior to such termination the Company or any Company Subsidiary has accepted, approved or entered into a definitive agreement regarding an Acquisition Proposal (whether or not such Acquisition Proposal is later consummated), or (b) within twelve (12) months following the date of such termination, any Acquisition Proposal (whether or not the same Acquisition Proposal referred to in clause (1) above) is consummated or the Company or one or more Company Subsidiaries, directly or indirectly, in one or more transactions, accepts, approves or enters into a Contract in respect of any Acquisition Proposal (whether or not the same Acquisition Proposal referred to in clause (1) above) and such Acquisition Proposal is later consummated (whether or not within such 12-month period), then in the case of each of clauses (A), (B) and (C) above, the Company shall pay, by wire transfer of immediately available funds to an account designated by Parent, a fee of US$800,000 in cash (the “Termination Payment”) in consideration for the Parent’s disposition of its rights under this Agreement.

(b)	Termination Payment. Any payment to be made pursuant to Section 7.03(a) shall be paid by wire transfer of immediately available funds to an account designated by Parent, as follows: (i) in the case of a termination under Section 7.03(a)(A) or Section 7.03(a)(B), within three (3) Business Days after such termination; and (ii) in the case of a termination by the Company under Section 7.03(a)(C), on or prior to the earlier of (A) in the case of clause 7.03(a)(C)(2)(a), concurrently with the termination of this Agreement and (B) in the case of clause 7.03(a)(C)(2)(b), on the consummation of the Acquisition Proposal; and (iii) in the case of a termination by Parent under Section 7.03(a)(C), on or prior to the earlier of (A) in the case of clause 7.03(a)(C)(2)(a), within three (3) Business Days after such termination and (B) in the case of clause 7.03(a)(C)(2)(b), on the consummation of the Acquisition Proposal. It being understood that for all purposes of Section 7.03(a)(C), all references to 20% in the definition of “Acquisition Proposal” shall be deemed to be references to “50%” and in no event shall the Company be required to pay the Termination Payment on more than one (1) occasion. Other than as specified in Section 7.02, upon the payment by the Company of the Termination Payment as and when required by this Section 7.03, none of the current, former, or future Company Parties shall have any further liability with respect to this Agreement or the Transactions to any Parent Party. If any applicable Law (as determined in the good faith discretion of the Company) requires deduction or withholding of any Tax from any payment of the Termination Payment, then the Company shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Body in accordance with applicable Law; and the sum payable by the Company pursuant to Section 7.03(a) shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under Section 7.03(a)) Parent receives an amount equal to the Termination Payment.

(c)	Expenses.

(i)	If this Agreement has been terminated (A) by Parent pursuant to Section 7.01(b), Section 7.01(d), Section 7.01(f), Section 7.01(g) or Section 7.01(i) or (B) by the Company pursuant to Section 7.01(d) or Section 7.01(h), then the Company shall, within two (2) Business Days following the termination of this Agreement, pay, by wire transfer of immediately available funds to an account designated by Parent, expense reimbursement (the “Expenses Reimbursement Payment”) for reasonable, documented out-of-pocket third party transaction expenses incurred by Parent in connection with this Agreement, in an amount not to exceed US$1,500,000. For greater certainty, any payment by the Company under this Section 7.03(c)(i) and any payment by the Company under Section 7.03(b) shall be credited against each other, and the maximum amount of the aggregate payment by the Company under this Section 7.03(c)(i) and Section 7.03(b) shall not exceed US$1,500,000 in any event.

(ii)	Except as set forth in Section 7.03(c)(i), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Transactions are consummated.

(d)	The Parties acknowledge that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement. The Parties further acknowledge that the amounts set out in this Section 7.03 are in consideration for the disposition of the rights of such Party under this Agreement which are a genuine pre-estimate of the damages, including opportunity costs, which the affected Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such amounts are excessive or punitive.

(e)	Subject to the rights of the Parties to injunctive and other equitable relief or specific performance in accordance with Section 8.04(c) to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, each Party agrees that the payment of the Termination Payment and the Expenses Reimbursement Payment in the manner provided in this Section 7.03 is the sole and exclusive remedy of such Party in respect of the event giving rise to such payment and the termination of this Agreement, and following receipt of the Termination Payment and the Expenses Reimbursement Payment, neither Party shall be entitled to bring or maintain any claim, action or proceeding against the other Party or its Affiliates arising out of or in connection with this Agreement (or the termination thereof) or the transactions contemplated herein and neither Party nor any of its Affiliates shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the other Party or any of their respective Affiliates; provided, however, that this limitation shall not apply in the event of fraud or a Wilful Breach by the Party or any of its Affiliates making such payments of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the Termination Payment or Expenses Reimbursement Payment). For greater certainty, should either Party have reason to terminate this Agreement but elect not to terminate this Agreement, such Party shall be free to pursue any and all remedies against the other Party, including injunctive relief, specific performance or other equitable remedy, arising from the facts entitling such Party to otherwise terminate this Agreement.

  ARTICLE 8- GENERAL PROVISIONS

8.01                        Amendment. This Agreement and, subject to the provisions of the Interim Order, the Final Order and the Plan of Arrangement, the Plan of Arrangement, may, at any time and from time to time before or after the holding of the Company Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, or the holders of Company Options, and any such amendment may, subject to the Interim Order, the Final Order, the Plan of Arrangement and Law, as applicable, without limitation: (a) change the time for performance of any of the obligations or acts of the Parties; (b) waive or modify, in whole or in part, any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive or modify, in whole or in part, any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or (d) waive or modify, in whole or in part, any mutual conditions contained in this Agreement.

8.02                        Waiver. No failure on the part of any Party to exercise any power, right, privilege, or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege, or remedy under this Agreement, shall operate as a waiver of such power, right, privilege, or remedy; and no single or partial exercise of any such power, right, privilege, or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege, or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege, or remedy under this Agreement, unless the waiver of such claim, power, right, privilege, or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.03                        Entire Agreement. This Agreement and the other agreements, exhibits, annexes, and schedules referred to herein, including the Guarantee, the Confidentiality Agreement, the Exclusivity Agreement and the Company Disclosure Schedule constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect.

8.04	Applicable Laws; Jurisdiction; Specific Performance; Remedies.

(a)	This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to any law, rule, or provision that would cause the application of any Law other than the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Court and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

(c)	The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its obligations under the provisions of this Agreement in accordance with its specific terms or otherwise breaches such provisions. Subject to the following sentence, (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other non-monetary equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement; (ii) the provisions set forth in Section 7.03(a) and Section 7.03(b) (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific performance, in each case, except if Parent has been paid the Termination Payment and the Expenses Reimbursement Payment in accordance with the terms of this Agreement; and (iii) the right of specific performance is an integral part of the Transactions, and, without that right, neither the Company nor Parent would have entered into this Agreement. Except if the Termination Payment and the Expenses Reimbursement Payment has been paid pursuant to Section 7.03(b), no Party shall oppose the granting of an injunction, specific performance, or other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking any injunction or other equitable relief to prevent any breach of this Agreement or to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.04(c) shall not be required to provide any bond or other security in connection with any such order or injunction. In the event that a Party initiates a Legal Proceeding seeking equitable relief pursuant to this Section 8.04(c), the Outside Date shall automatically be extended to (x) the twentieth (20th) Business Day following the date on which such Legal Proceeding is finally resolved or (y) such other date established by the Court presiding over such Legal Proceeding.

(d)	EACH PARTY IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN OR AMONG THE PARTIES ARISING OUT OF, RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT OR THE TRANSACTIONS.

8.05                          Assignability. This Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respective successors and permitted assigns, and shall be enforceable solely by the Parties hereto; provided that neither this Agreement nor any right hereunder may be assigned without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any such right without such consent shall be void ab initio and of no effect; provided, further, that Parent or Purchaser may assign, in their sole discretion, this Agreement or any or all of their rights, interests and obligations under this Agreement (i) in connection with a merger or consolidation involving Parent or Purchaser or other disposition of all or substantially all of the assets of Parent, Purchaser or the Company or (ii) in the case of Purchaser, to any Affiliate of Parent (provided that no such assignment permitted pursuant to this Section 8.05 shall relieve Parent of Purchaser of their respective obligations hereunder).

8.06                        No Third-Party Beneficiary. Nothing in this Agreement is intended to or shall confer upon any Person (other than the Parties) any power, right, privilege, or remedy of any nature whatsoever under or by reason of this Agreement, except for: (a) the payment provisions in the Plan of Arrangement (which, from and after the Effective Time, shall be for the express benefit of, and enforceable by, each Shareholder or holder of Company Options as of the Effective Time) and Section 4.04 (which, from and after the Effective Time, shall be for the benefit of the third Persons mentioned thereunder); and (b) the limitations on liability of the Company and the Company Parties set forth in Section 7.03(a) (which shall be for the express benefit of, and enforceable by, each of the Parties hereto and their permitted assigns).

8.07                        Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) four (4) Business Days after being sent by certified or registered mail, postage prepaid, or one (1) Business Day after being sent by nationally recognized overnight courier or express delivery service, (c) if sent by email transmission prior to 4:00 p.m. recipient’s local time, upon transmission, or (d) if sent by email transmission after 4:00 p.m. recipient’s local time, on the Business Day following the date of transmission; provided that, in each case, the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party as follows (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Company):

c/o MPM BioImpact
399 Boylston Street, Suite 1100 Boston, MA 02116

Attention: Kristen Laguerre
Email: [Redacted]

with a copy to (which shall not constitute notice):

McCarthy Tétrault LLP
66 Wellington Street West
Suite 5300, TD Bank Tower Box 48
Toronto, Ontario M5K 1E6
Attention: Jonathan See and Rami Chalabi
Email: [Redacted]

if to the Company (prior to the Effective Time):

Reunion Neuroscience Inc.
30 Duncan Street, Suite 401
Toronto, Ontario M5V 2C3

Attention: Greg Mayes and Curtis Weber
Email: [Redacted]

with a copy to (which shall not constitute notice):

Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540-6289

Attention: Steven M. Cohen
Email: [Redacted]

and

Bennett Jones LLP
3400 One First Canadian Place,
P.O. Box 130,
Toronto, Ontario M5X 1A4

Attention: Aaron Sonshine and Kris Hanc
Email: [Redacted]

8.08                        Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties shall not object to the court making such determination having the power to limit such term or provision, to delete specific words or phrases, or to replace such term or provision with a term or provision that is valid, enforceable, and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power available to it in the prior sentence, this Agreement shall be deemed amended to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will most closely achieve the economic, business, and other purposes of such invalid or unenforceable term or provision.

8.09	Privacy.

(a)	Each Party shall comply with privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information to any Person other than to its Representatives who are evaluating and advising on the transactions contemplated by this Agreement. If the Arrangement is consummated, neither Party shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by Law, use or disclose Transaction Personal Information: (i) for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Date; and (ii) which does not relate directly to the carrying on the business of such Party or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

(b)	Each Party shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party shall cause its Representatives to observe the terms of this Section 8.09 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to other Party all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

8.10                        Further Assurances. Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.11                        Counterparts. This Agreement and any document contemplated by or delivered under or in connection with this Agreement may be executed in any number of counterparts (including in electronic form or with electronic signatures), with the same effect as if all parties had executed and delivered the same Agreement or document, and all counterparts shall be construed together to be an original and will constitute one and the same Agreement or document. The Parties shall be entitled to rely upon delivery of an executed facsimile, PDF or similarly executed electronic copy of this Agreement, and such facsimile, PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

8.12	Time of the Essence. Time is of the essence in this Agreement.

8.13                       Transfer Taxes. Except as expressly provided in the Plan of Arrangement, all transfer, documentary, sales, use, stamp, registration, value-added, and other similar Taxes, and fees incurred in connection with this Agreement and the Transactions shall be paid by Parent and Purchaser when due.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

20231089 PARENT, LLC

By:	(signed) "Ansbert Gadicke"
Name: Ansbert Gadicke
Title: President

1000548481 ONTARIO INC.

By:	(signed) "Ansbert Gadicke"
Name: Ansbert Gadicke
Title: President

REUNION NEUROSCIENCE INC.

By:	(signed) "Gregory Mayes"
Name: Gregory Mayes
Title: Chief Executive Officer

[Signature Page for Arrangement Agreement]

SCHEDULE A

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.01                     Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not otherwise defined shall have the respective meanings specified in the Arrangement Agreement and the following terms shall have the following meanings and grammatical variations of such terms shall have corresponding meanings:

“Affected Securities” means, collectively, the Shares and the Company Options.

“Affected Securityholders” means, collectively, the Shareholders and the holders of any Company Option.

“Arrangement” means the arrangement of the Company under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of May 31, 2023 among the Company, Parent and Purchaser, including all schedules attached thereto, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Arrangement Consideration” means the aggregate consideration, being US$1.12 per Share in cash, to be received by each Shareholder pursuant to this Plan of Arrangement in respect of each Share that is issued and outstanding immediately prior to the Effective Time.

“Arrangement Resolution” means the special resolution of the Shareholders approving this Plan of Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the CBCA Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and Parent, each acting reasonably.

“Business Day” means any day except a Saturday, a Sunday, or any other day on which major commercial banks in Toronto, Ontario or Boston, Massachusetts are authorized or required by applicable Laws to be closed.

“CBCA” means the Canada Business Corporations Act.

“CBCA Director” means the director appointed pursuant to section 260 of the CBCA.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the CBCA Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Code” means the United States Internal Revenue Code of 1986.

“Company” means Reunion Neuroscience Inc. and includes its successors and permitted assigns.

“Company Equity Plan” means the Company’s equity compensation plan effective as of August 11, 2022.

“Company Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Parent.

“Company Option” means an option to purchase Shares granted by the Company pursuant to the Company Equity Plan.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means Computershare Investor Services Inc. or such other Person as the Company and Parent may mutually agree to engage and appoint to act as depositary in relation to the Arrangement.

“Dissent Rights” has the meaning set forth in Section 3.01.

“Dissenting Holder” means a registered holder of Shares as of the record date for the Company Meeting who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of such Shares for which Dissent Rights are validly exercised and not withdrawn or deemed to have been withdrawn by such registered holder of Shares.

“DRS Advice” has the meaning set forth in Section 2.07.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Company and Parent agree to in writing before the Effective Date.

“Encumbrance” means any lien, pledge, hypothecation, charge, trust (statutory or otherwise), deemed trust (statutory or otherwise), mortgage, security interest, encumbrance, encroachment, claim, infringement, interference, option, right of first refusal, right of first offer, lease, covenant, condition, restriction, pre-emptive right, community property interest, or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset) and any conditional sales agreement, title retention agreement or lease in the nature thereof.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.

“Final Order” means the final order of the Court made pursuant to section 192 of the CBCA in a form and content acceptable to the Company and Parent, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of both the Company and Parent, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended, supplemented or varied (provided that any such amendment is acceptable to both the Company and Parent, each acting reasonably) on appeal.

“Governmental Body” means any (i) nation, state, supra-national body, commonwealth, province, territory, county, region, municipality, district, or other jurisdiction of any nature, (ii) international, multinational, federal, state, provincial, local, municipal, foreign, or other government, (iii) governmental or quasi-governmental authority of any nature, including any governmental division, department, agency, board, bureau, commission, commissioner, instrumentality, official, ministry, fund, foundation, center, organization, unit, body, or Entity, (iv) court, arbitrator, or other tribunal, (v) quasi-governmental or private body exercising any regulatory, expropriation, executive, administrative or taxing authority under or for the account of any of the foregoing, (vi) stock exchange, including Nasdaq and TSX, or (vii) Regulatory Authority.

“Interim Order” means the interim order of the Court made pursuant to section 192 of the CBCA in a form and content acceptable to Company and Parent, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, supplemented or varied by the Court with the consent of the Company and Parent, each acting reasonably.

“Law” or “Laws” means any and all federal, state, provincial, local, municipal, foreign, multinational, or other law (statutory, common or otherwise), statute, constitution, treaty, convention, order, injunction, notice, judgment, direction, bylaw, resolution, ordinance, code, edict, decree, rule, regulation, ruling, or other legal requirement, whether domestic or foreign, issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body or under the authority of TSX or Nasdaq (including the NASDAQ Marketplace Rules as promulgated by Nasdaq), and includes, for greater certainty, Anti-Corruption Laws, Antitrust Laws, Environmental Laws, Foreign Direct Investment Laws, Healthcare Laws, Privacy Laws and Securities Laws.

“Letter of Transmittal” means the letter of transmittal to be delivered by the Company to the Shareholders for use in connection with the Arrangement.

“Nasdaq” means Nasdaq Global Select Market.

“New CanSub” means a wholly-owned subsidiary corporation of RNI MergerCo to be formed pursuant to Business Corporations Act (Ontario) and includes its successors and permitted assigns.

“New RNI” has the meaning set forth in Section 2.03(h).

“New RNI Amalgamation” has the meaning set forth in Section 2.03(h).

“Parent” means 20231089 Parent, LLC and includes its successors and permitted assigns.

“Parties” means Parent, Purchaser and the Company, and “Party” means any one of them.

“Person” means any individual, Entity, or Governmental Body.

“Plan of Arrangement” means this plan of arrangement of the Company proposed under section 192 of the CBCA, subject to any amendments or variations made in accordance with the Arrangement Agreement, Section 5.01 or at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.

“Preferred Shares” has the meaning set forth in Section 2.03(h)(x)(B).

“Purchaser” means 1000548481 Ontario Inc. and includes its successors and permitted assigns.

“Regulatory Authority” means any Governmental Body (including the European Medicines Agency and Health Canada) that performs functions similar to those performed by the FDA or otherwise has jurisdiction over the safety, efficacy, approval, development, testing, labeling, packaging, manufacturing, fabrication, storage, marketing, promotion, sale, commercialization, shipment, import, export, sale or distribution of pharmaceutical products, biological products, active ingredients, vaccines, radiopharmaceutical drugs, controlled substances, or any product that the Company or any Company Subsidiary handles or manufactures or is developing.

“RNI CAN” means Reunion Neuroscience Canada Inc. and includes its successors and permitted assigns.

“RNI MergerCo” has the meaning set forth in Section 2.03(e).

“RNI MergerCo Amalgamation” has the meaning set forth in Section 2.03(e).

“Shareholders” means all Persons holding Shares, whether registered or beneficial (unless otherwise specified) at the applicable time, and “Shareholder” means any one of them, as the context requires.

“Shares” means the common shares in the capital of the Company as constituted from time to time, including the common shares in the capital of the Company immediately prior to and immediately after each of the RNI MergerCo Amalgamation and the New RNI Amalgamation.

“Tax” means any tax or similar charge of any kind whatsoever (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, goods and services tax, harmonized sales tax, retail sales tax, surtax, estimated tax, employment tax, unemployment tax, social security, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, escheat tax, alternative tax, alternative minimum tax, real or personal property tax or payroll tax, and including any health insurance, parental insurance, government pension plan or Statutory Plan premiums or contributions and including any liability relating to any deemed overpayment of Taxes under section 125.7 of the Tax Act or other amount received in respect of any COVID-19 measure), including any installment of Taxes, interest, fine, penalty, or addition thereto, in each case, imposed, assessed, or collected by or under the authority of any Governmental Body.

“Tax Act” means the Income Tax Act (Canada).

“Transferred Assets” has the meaning set forth in Section 2.03(f).

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933.

1.02	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(a)	For purposes of this Plan of Arrangement, whenever the context requires: the singular number shall include the plural, and vice versa; and one gender shall include all other genders.

(b)	The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Plan of Arrangement.

(c)	As used in this Plan of Arrangement, the words “include”, “including” and variations thereof shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

(d)	Except as otherwise indicated, all references in this Plan of Arrangement to “Articles”, “Sections,” “Exhibits,” “Annexes,” and “Schedules” are intended to refer to articles and sections of this Plan of Arrangement and Exhibits, Annexes, and Schedules to this Plan of Arrangement, as applicable.

(e)	The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

(f)	Any reference to (i) any Contract (including the Arrangement Agreement) are to the Contract as amended, modified, supplemented, restated, or replaced from time to time (in the case of any Contract, to the extent permitted by the terms thereof and, if applicable, the terms of the Arrangement Agreement); (ii) any Governmental Body includes any successor to that Governmental Body; and (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented, or replaced from time to time (and, in the case of laws and statutes, include any rule, regulation or instrument promulgated under such law or statute) and references to any section of any applicable Law includes any successor to such section.

(g)	The terms “Dollars” and “$” mean Canadian dollars, and the term “US$” means U.S. dollars.

(h)	Any reference herein to “as of the date hereof,” “as of the date of this Plan of Arrangement,” or words of similar import shall be deemed to mean May 31, 2023.

(i)	When “since” is used in connection with a date, the period covered thereby shall be inclusive of such date.

(j)	Any reference in this Plan of Arrangement to a date or time shall be deemed to be such date or time in the City of Toronto, Ontario, Canada, unless otherwise specified.

(k)	Unless otherwise specified, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of a Party required to be made shall be made in a manner consistent with IFRS.

(l)	If the date of which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next succeeding Business Day if the last day of the period is not a Business Day.

ARTICLE 2 - THE ARRANGEMENT

2.01                     Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to, the provisions of the Arrangement Agreement and constitutes an arrangement under section 192 of the CBCA.

2.02                    Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Purchaser, Parent, the Company, all registered and beneficial owners of Shares (including Dissenting Holders) and Company Options, the register and transfer agent of the Company, the Depositary and all other applicable Persons, at and after, the Effective Time without any further act or formality required on the part of any Person. The Certificate of Arrangement shall be conclusive evidence that this Plan of Arrangement has become effective and that each of the provisions of Section 2.03 has become effective in the sequence set out therein.

2.03                     Arrangement

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at one-minute intervals starting at the Effective Time:

(a)	Each Company Option, whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the Company Equity Plan and any and all award or similar agreements relating to the Company Option and without any further action by or on behalf of the holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Company in exchange for a cash payment equal to the excess, if any, of the Arrangement Consideration per Share over the exercise price of such Company Option, less any applicable withholdings pursuant to Section 4.03, and such Company Option shall be immediately cancelled. For greater certainty, if the exercise price of any Company Option is equal to or greater than the Arrangement Consideration per Share, such Company Option shall be cancelled at the Effective Time without any cash payment or other consideration being made in respect thereof.

(b)	(i) Each holder of Company Options shall cease to be the holder of such Company Options and to have any rights as holder of Company Options other than the right to receive the consideration to which they are entitled pursuant to Section 2.03(a) at the time and in the manner specified in Section 2.03(a) and Section 4.01, as applicable, (ii) such holder’s name shall be removed from each applicable register of holders of Company Options maintained by or on behalf of the Company; and

(iii) the Company Equity Plan and any and all award or similar agreements relating to the Company Options shall be terminated and shall be of no further force and effect.

(c)	Each Share held by a Dissenting Holder shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Encumbrances, to the Company for a debt claim against the Company (to be settled by the Company with its own available funds on hand and not funds directly or indirectly provided by Parent, Purchaser or any Affiliate of Parent or Purchaser) for the amount therefor determined under Article 3, and: (i) the name of such Dissenting Holder shall be removed from the register of Shareholders maintained by or on behalf of the Company and such Share shall be cancelled and cease to be outstanding; and (ii) such Dissenting Holder shall cease to be the holder of such Share or to have any rights as a Shareholder other than the right to be paid the fair value for such Share as set out in Article 3.

(d)	The stated capital of RNI CAN shall be, and shall be deemed to be, reduced, without any payment or distribution thereof by RNI CAN, by deducting that amount from the stated capital account maintained by RNI CAN for its issued and outstanding shares so that the aggregate stated capital is C$1.00 in respect of all of the issued and outstanding shares of RNI CAN.

(e)	The Company and RNI CAN shall amalgamate (the “RNI MergerCo Amalgamation”) to form one corporation (“RNI MergerCo”) with the same effect as if they had amalgamated pursuant to section 181 and section 184 of the CBCA and a certificate of amalgamation had been issued under the CBCA, and shall thereafter continue as one corporation in accordance with the following:

(i)	Name: The name of RNI MergerCo shall be “Reunion Neuroscience Inc.”

(ii)	Registered office: The registered office of RNI MergerCo shall be the registered office of the Company immediately prior to the RNI MergerCo Amalgamation.

(iii)	Restrictions on Business: None.

(iv)	Articles: The Articles of Arrangement shall be deemed to be the articles of amalgamation of RNI MergerCo and the Certificate of Arrangement shall be deemed to be the certificate of amalgamation of RNI MergerCo.

(v)	Restrictions on Transfer: None.

(vi)	Number of Directors: RNI MergerCo shall have a minimum of one (1) director and a maximum of 15 directors, until changed in accordance with the CBCA.

(vii)	First Directors: The directors of RNI MergerCo shall be the same as the directors of the Company immediately prior to the RNI MergerCo Amalgamation.

(viii)	Appointment of Additional Directors: The directors may appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

(ix)	Share Capital: The share provisions and authorized share capital of RNI MergerCo shall be the same as the share provisions and authorized share capital of the Company immediately prior to the RNI MergerCo Amalgamation.

(x)	Shares: All shares of RNI CAN shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by RNI MergerCo in connection with the RNI MergerCo Amalgamation and all Shares of the Company existing prior to the RNI MergerCo Amalgamation shall be unaffected and shall continue as Shares of RNI MergerCo and shall be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the CBCA.

(xi)	Stated Capital: The stated capital account of the Shares shall be equal to the stated capital account in respect of the Shares of the Company immediately prior to the RNI MergerCo Amalgamation.

(xii)	By-Laws: The by-laws of RNI MergerCo shall be the same as those of the Company in place immediately prior to the RNI MergerCo Amalgamation.

(xiii)	Effect of Amalgamation: The provisions of subsections 186(a) to (g) of the CBCA shall apply to the RNI MergerCo Amalgamation with the result that:

(A)	the property of each of the Company and RNI CAN continues to be the property of RNI MergerCo;

(B)	RNI MergerCo continues to be liable for the obligations of each of the Company and RNI CAN;

(C)	an existing cause of action, claim or liability to prosecution against the Company or RNI CAN is unaffected;

(D)	a civil, criminal or administrative action or proceeding pending by or against the Company or RNI CAN may be continued to be prosecuted by or against RNI MergerCo; and

(E)	a conviction against, or ruling, order or judgment in favour of or against, the Company or RNI CAN may be enforced by or against RNI MergerCo.

(f)	RNI MergerCo shall transfer all of its Canadian business assets (including all Canadian intellectual property rights but excluding any intellectual property rights pertaining to any jurisdiction other than Canada) (the “Transferred Assets”) and associated liabilities and employees to New CanSub in exchange for shares of New CanSub having a fair market value equal to the fair market value of the Transferred Assets less the fair market value of any associated liabilities assumed by New CanSub.

(g)	Parent shall subscribe for shares of Purchaser for cash equal to the aggregate Arrangement Consideration. Purchaser shall add the amount equal to the aggregate Arrangement Consideration to the stated capital account for the shares of Purchaser.

(h)	RNI MergerCo and Purchaser shall amalgamate (the “New RNI Amalgamation”) to form one corporation (“New RNI”) with the same effect as if they had amalgamated pursuant to section 181 of the CBCA and a certificate of amalgamation had been issued under the CBCA, and shall thereafter continue as one corporation in accordance with the following:

(i)	Name: The name of New RNI shall be “Reunion Neuroscience Inc.”

(ii)	Registered office: The registered office of New RNI shall be the registered office of RNI MergerCo immediately prior to the New RNI Amalgamation.

(iii)	Restrictions on Business: None.

(iv)	Articles: The Articles of Arrangement shall be deemed to be the articles of amalgamation of New RNI and the Certificate of Arrangement shall be deemed to be the certificate of amalgamation of New RNI.

(v)	Restrictions on Transfer: None.

(vi)	Number of Directors: New RNI shall have a minimum of one (1) director and a maximum of 15 directors, until changed in accordance with the CBCA.

(vii)	First Directors: The directors of New RNI will be the individuals set out below:

Full Name	Address

Ansbert Gadicke	399 Boylston Street, Suite 1100, Boston, MA
02116

Kristen Laguerre	399 Boylston Street, Suite 1100, Boston, MA
02116

Jonathan See	Suite 5300, 66 Wellington Street West, Toronto,
ON M5K 1E6

(viii)	Appointment of Additional Directors: The directors may appoint one or more additional directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

(ix)	Share Capital: The share provisions and authorized share capital of New RNI shall be as set out on Exhibit A hereto.

(x)	Shares:

(A)	Each issued and outstanding share of Purchaser held by Parent shall be exchanged for one Class A common share of New RNI; and the name of Purchaser shall be added to the register of holders of such Class A common share as the sole holder thereof; and

(B)	Each issued and outstanding Share of RNI MergerCo shall be exchanged for one preferred share of New RNI redeemable for cash equal to the Arrangement Consideration per Share (a“Preferred Share”); and the name of each holder of Shares so exchanged will be deemed to be removed from the register of holders of Shares maintained by or on behalf of the Company and will be deemed to be added to the register of holders of Preferred Shares issued to such Shareholders, and, in each case, shall be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the CBCA.

(xi)	Stated Capital: The stated capital account of the Class A common shares of New RNI shall be equal to the stated capital account in respect of the Shares of RNI MergerCo; and the stated capital account of Preferred Shares of New RNI shall be equal to the stated capital account in respect of the shares of Purchaser, in each case, immediately prior to the New RNI Amalgamation.

(xii)	By-Laws: The by-laws of New RNI shall be the same as those of RNI MergerCo in place immediately prior to the New RNI Amalgamation.

(xiii)	Effect of Amalgamation: The provisions of subsections 186(a) to (g) of the CBCA shall apply to the New RNI Amalgamation with the result that:

(A)	the property of each of RNI MergerCo and Purchaser continues to be the property of New RNI;

(B)	New RNI continues to be liable for the obligations of each of the RNI MergerCo and Purchaser;

(C)	an existing cause of action, claim or liability to prosecution against RNI MergerCo or Purchaser is unaffected;

(D)	a civil, criminal or administrative action or proceeding pending by or against RNI MergerCo or Purchaser may be continued to be prosecuted by or against New RNI; and

(E)	a conviction against, or ruling, order or judgment in favour of or against, RNI MergerCo or Purchaser may be enforced by or against New RNI.

(i)	Each Preferred Share outstanding immediately after the New RNI Amalgamation, without any further action by or on behalf of a holder of such Preferred Share (being any Shareholder other than a Dissenting Holder), shall be deemed to be redeemed by New RNI in exchange for the Arrangement Consideration per Share, and:

(i)	the holders of such Preferred Shares shall cease to be the holders of such Preferred Shares and to have any rights as holders of such Preferred Shares other than the right to be paid the Arrangement Consideration per Share in accordance with this Plan of Arrangement less any withholdings pursuant to Section 4.03; and

(ii)	such holders’ names shall be deemed to be removed from the register of the Preferred Shares maintained by or on behalf of New RNI and such Preferred Shares shall be cancelled and cease to be outstanding.

2.04	Rounding of Cash Consideration

If the aggregate cash amount a Shareholder is entitled to receive under the Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount such Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

2.05	No Fractional Securities

No fractional Shares or Preferred Shares will be issued pursuant to this Plan of Arrangement. The number of any such shares to be issued to Shareholders or to holders of Company Options, as the case may be, shall be rounded down to the nearest whole share in the event that any Shareholder of holder of Company Options would otherwise be entitled to a fractional share representing less than a whole share, without any compensation therefor.

2.06	Adjustment to Arrangement Consideration

If, on or after the date of the Arrangement Agreement, the Company sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Time or the Company pays any dividend or other distribution on the Shares prior to the Effective Time, then the Arrangement Consideration shall be reduced by the amount of such dividends or distributions, as applicable, on a dollar-for-dollar basis to provide to the Shareholders, as applicable, the same economic effect, and so that the aggregate economic cost to Parent and Purchaser and their respective Subsidiaries, taking into account any reduction in cash or other assets of the Company or the Company Subsidiaries as a result thereof, is the same, in each case as contemplated by this Plan of Arrangement and the Arrangement Agreement prior to such action, and the Arrangement Consideration as so adjusted, from and after the date of such event, shall be the Arrangement Consideration for all purposes of this Plan of Arrangement; provided, that nothing in this Section 2.06 shall, or shall be construed to, permit the Company to take any action that is restricted by any other provision of this Plan of Arrangement or the Arrangement Agreement.

2.07	Post-Effective Time Procedures

Subject to the provisions of Article 4, and upon return of a properly completed Letter of Transmittal by a former registered Shareholder together with, as applicable, certificates or a direct registration statement (DRS) advice (a “DRS Advice”) representing Shares and such other documents and instruments as the Depositary may reasonably require, former registered Shareholders shall be entitled to receive a cheque representing the Arrangement Consideration to which such holder is entitled to receive pursuant to Section 2.03(i) of this Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to Section 4.03. All calculations and determinations by Parent, Purchaser, the Company or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

2.08	U.S. Securities Law Matters

The Parties intend that this Plan of Arrangement be carried out such that, the issuance of any securities pursuant to this Plan of Arrangement, qualifies for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder and pursuant to similar exemptions under applicable U.S. state securities laws.

ARTICLE 3- DISSENT RIGHTS

3.01                    Rights of Dissent

Registered Shareholders as of the record date of the Company Meeting may exercise dissent rights (the “Dissent Rights”) with respect to Shares held by such holders in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 3.01; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. on the day that is two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights in accordance with this Section 3.01 shall be deemed to have transferred Shares held by them, and in respect of which Dissent Rights have been validly exercised, to the Company free and clear of all Encumbrances, as provided in Section 2.03(c) and if they:

(a)	ultimately are entitled to be paid fair value for such Shares by the Company: (i) shall be deemed not to have participated in the transactions in respect of such Shares in Article 2 (other than Section 2.03(c)); (ii) shall be entitled to be paid the fair value of such Shares (with Company funds and not funds directly or indirectly provided by Parent, Purchaser or any Affiliate of Parent or Purchaser), less any applicable withholdings, which fair value, notwithstanding anything to the contrary contained in the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Right; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for their Shares, shall be deemed to have participated in the Arrangement on the same terms as non-Dissenting Holders and shall be entitled to receive only the Arrangement Consideration contemplated by Section 2.03(i) that such Dissenting Holders would have received pursuant to the Arrangement if such Dissenting Holders had not exercised their Dissent Right.

3.02	Recognition of Dissenting Holders

(a)	In no circumstances shall the Parties or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (a) is the registered holder of those Shares in respect of which such rights are sought to be exercised as of the record date of the Company Meeting and as of the deadline for exercising such Dissent Rights; (b) has not voted or instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution; and (c) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

(b)	For greater certainty, in no case shall the Parties or any other Person be required to recognize Dissenting Holders as a holder of Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.03(c), and the names of such Dissenting Holders shall be removed from the register of Shareholders maintained by or on behalf of the Company as to those Shares in respect of which Dissents Rights have been validly exercised at the same time as the event described in Section 2.03(c) occurs.

(c)	In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options; and (ii) Shareholders who vote or have instructed (or are deemed, by submission of an incomplete proxy, to have instructed) a proxyholder to vote the voting rights carried by the Shares held by such Shareholders in favour of the Arrangement Resolution.

(d)	Holders of Shares who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, commencing at the Effective Time on the same terms as non-Dissenting Holders and shall be entitled to receive the Arrangement Consideration contemplated by Section 2.03, less any withholdings pursuant to Section 4.03, that such Dissenting Holders would have received pursuant to the Arrangement if such Dissenting Holders had not exercised their Dissent Right.

ARTICLE 4 - CERTIFICATES AND PAYMENTS

4.01	Payment of Consideration

(a)	Prior to the filing of the Articles of Arrangement, Parent shall deposit, or arrange to be deposited for the benefit of Purchaser and the Shareholders (other than Dissenting Holders) sufficient funds to satisfy the aggregate Arrangement Consideration payable to such Shareholders as required by this Plan of Arrangement, which funds shall be held by the Depositary in escrow as agent and nominee for such Shareholders in accordance with the provisions of this Article 4.

(b)	Upon surrender to the Depositary for cancellation of a certificate or a DRS Advice which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.03, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Shares represented by such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Arrangement Consideration which such holder has the right to receive under this Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to Section 4.03, and any certificate or DRS Advice representing Shares so surrendered shall forthwith be cancelled.

(c)	As soon as practicable after the Effective Time (and in any event, no later than ten (10) days thereafter), the Company shall process the cash payments described in Section 2.03(a) through the Company’s payroll systems or payroll providers (or issue a check for any such payment if such payment cannot be made through such payroll system or payroll provider), to each holder of a Company Option as reflected on the register maintained by or on behalf of the Company in respect of Company Options, representing the amount, if any, which such holder of Company Options has the right to receive under this Plan of Arrangement for such Company Options, without interest, less any amount withheld pursuant to Section 4.03. Notwithstanding that amounts under this Plan of Arrangement are payable in U.S. dollars, the Company is entitled to make the payments contemplated in this Section 4.01(c) in the applicable currency in respect of which the Company customarily makes payment to such holder by using the applicable Bank of Canada daily exchange rate in effect on the Effective Date.

(d)	Recognizing that the Preferred Shares to be issued in exchange of Shares of RNI MergerCo pursuant to Section 2.03(h) will be redeemed by New RNI in exchange for the Arrangement Consideration per Share pursuant to Section 2.03(i), no certificate(s), DRS Advice(s) or other instrument(s) will be issued or delivered to evidence the Preferred Shares issued to Shareholders pursuant to Section 2.03(h).

(e)	After the Effective Time and until surrendered as contemplated by this Section 4.01, each certificate or DRS Advice that immediately prior to the Effective Time represented Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Arrangement Consideration which the holder is entitled to receive in lieu of such certificate or DRS Advice as contemplated in this Section 4.01, without interest, less any amounts withheld pursuant to Section 4.03. Any such certificate or DRS Advice formerly representing Shares not duly surrendered on or before the third (3rd) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company, Parent or Purchaser or any other Person. On such date, all Arrangement Consideration to which such former holder was entitled shall be deemed to have been surrendered to Purchaser, and shall be paid over by the Depositary to Purchaser or as directed by Purchaser.

(f)	Any payment made by the Depositary (or the Company or any of the Company Subsidiaries, as applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company or any of the Company Subsidiaries, as applicable) or that otherwise remains unclaimed, in each case, on or before the third (3rd) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the third (3rd) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Affected Securities pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or the Company, as applicable, for no consideration.

(g)	No holder of Affected Securities shall be entitled to receive any Arrangement Consideration with respect to Shares or cash payment with respect to the Company Options other than the Arrangement Consideration or the cash payment, if any, which such holder is entitled to receive in accordance with Section 2.03 and this Section 4.01 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith other than, in respect of Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Company with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares that were transferred pursuant to Section 2.03.

(h)	None of the Parties, or any of their respective successors, will be liable to any Person in respect of the Arrangement Consideration (including any consideration previously held by the Depositary in trust for any former holder of Shares) which is forfeited to Purchaser or the Company, as applicable, or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

4.02	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one (1) or more Shares that were transferred pursuant to Section 2.03 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of Shareholders maintained by or on behalf of the Company, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the cash payment to which such holder is entitled to receive for such Shares under this Plan of Arrangement. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Parent and the Depositary, if requested (each acting reasonably) in such sum as Parent may direct (acting reasonably), or otherwise indemnify Parent, Purchaser, the Company and the Depositary in a manner satisfactory to Parent and the Company, each acting reasonably, against any claim that may be made against Parent, Purchaser, the Company or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.03                     Withholding Rights

Parent, Purchaser, the Company, the Depositary and any other Person that makes a payment under this Plan of Arrangement shall be entitled to deduct and withhold, or to direct any Person to deduct and withhold on their behalf, from any Arrangement Consideration or other amount otherwise payable or otherwise deliverable to any Person under this Plan of Arrangement (including any amounts payable pursuant to Section 3.01), such amounts as Parent, Purchaser, the Company, the Depositary or any other Person that makes a payment under this Plan of Arrangement, as applicable, determines are required to be deducted or withheld from such Arrangement Consideration or other amount otherwise payable or otherwise deliverable under any provision of any applicable Laws in respect of Taxes (including, but not limited to, the Tax Act and the Code). Any such amounts will be deducted, withheld and remitted from the Arrangement Consideration or other amount otherwise payable or otherwise deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction, withholding and remittance was made.

4.04                    No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

4.05                    Interest

Under no circumstances shall interest accrue or be paid by Parent, Purchaser, the Company, the Depositary or any other Person to Persons depositing certificates or DRS Advices pursuant to this Plan of Arrangement in respect of Shares, or former holders of Company Options, regardless of any delay in making any payment contemplated hereunder.

ARTICLE 5- AMENDMENTS

5.01	Amendments to Plan of Arrangement

(a)	The Company and Parent may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and Parent, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Shareholders if and as required by the Court.

(b)	Any amendment, modification and/or supplement to this Plan of Arrangement, if approved by the Company and Parent, each acting reasonably, may be proposed by the Company or Parent at any time prior to the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and Parent (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Shares or Company Options.

(e)	Notwithstanding anything to the contrary contained herein, any amendment, modification and/or supplement to this Plan of Arrangement may be made by the written consent of each of the Company and Parent at any time and from time to time without the approval of or communication to the Court or the Shareholders, provided that each such amendment, modification and/or supplement concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature or required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Shareholders.

(f)	Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, Parent and the Company shall be entitled at any time prior to or following the Company Meeting to modify this Plan of Arrangement with respect to any Pre-Arrangement Reorganization effected in accordance with the terms of the Arrangement Agreement without any prior notice or communication or approval of the Court, the Shareholders or the holders of the Company Options, provided that such modifications are not adverse to the financial or economic interests of the Shareholders or the holders of the Company Options entitled to receive the applicable consideration under Section 2.03.

5.02                     Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon the termination of this Plan of Arrangement pursuant to the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party or Person hereunder other than as set out in the Arrangement Agreement.

ARTICLE 6- FURTHER ASSURANCES

6.01                    Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

6.02                    Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Affected Securities issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Affected Securityholders (registered or beneficial), the Company, Parent, Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Affected Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Exhibit A – Share Capital of New RNI

New RNI (the “Corporation”) is authorized to issue:

a. one class of shares, to be designated as "Class A Common Shares", in an unlimited number; and

b. one class of shares, to be designated as "Preferred Shares", issuable in series, in an unlimited number;

such shares having attached thereto the following rights, privileges, restrictions and conditions:

1. Class A Common Shares

The Class A Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(i)	the right to one vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(ii)	subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive any dividend declared by the Corporation; and

(iii)	subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive the remaining property and assets of the Corporation upon dissolution.

2.	Preferred Shares

The Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(i)	the Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation;

(ii)	subject to the provisions of the Canada Business Corporations Act, the directors of the Corporation may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares; and

(iii)	The Corporation may redeem, subject to the requirements of the Canada Business Corporations Act, all but not less than all of the then outstanding Preferred Shares by paying to the holders US$1.12 for each Preferred Share.

 SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (as it may from time to time be amended, modified or supplemented, the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) of Reunion Neuroscience Inc. (the “Company”), pursuant to the arrangement agreement (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”) among the Company, 20231089 Parent, LLC and 1000548481 Ontario Inc. dated May 31, 2023, all as more particularly described and set forth in the management information circular of the Company dated [●], 2023 (as it may from time to time be amended, modified or supplemented, the “Circular”) accompanying the notice of this meeting, and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company (as it has been or may from time to time be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms, the “Plan of Arrangement”), the full text of which is set out in Appendix C to the Circular, is hereby authorized, approved and adopted.

3.	(i) The Arrangement Agreement and related transactions contemplated therein, (ii) the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement, (iii) the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and causing the performance by the Company of its obligations thereunder, and (iv) the Company’s application for an interim order from the Ontario Superior Court of Justice (Commercial List) (the “Court”), are hereby confirmed, ratified, authorized and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Company (the “Shareholders”) or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without notice to or approval of the Shareholders: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their respective terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

5.	The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

6.	Any one officer or director of the Company is hereby authorized and directed for and on behalf of the Company to make or cause to be made an application to the Court for an order approving the Arrangement and to execute, under corporate seal of the Company or otherwise, and to deliver, or cause to be executed and delivered, for filing with the Director under the CBCA, the articles of arrangement and such other documents and instruments as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents or instruments.

7.	Any one officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under corporate seal of the Company or otherwise, and to deliver, or cause to be executed and delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.	Due Organization; Subsidiaries.

(a)	The Company is a corporation duly incorporated, validly existing, and in good standing under the CBCA and has all necessary power and authority to (i) conduct its business in the manner in which its business is currently being conducted and (ii) own, lease and operate its assets and properties in the manner in which its assets and properties are currently owned and used. The Company is duly qualified, registered, licensed or otherwise authorized to do business and is in good standing, in each jurisdiction where the nature of its business requires such qualification, registration, licensing or other authorization, and has all the authorizations required to own, lease and operate its properties and assets, except where the failure to be so qualified, registered, licensed or otherwise authorized to do business, or be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)	Except as set out in Section 1(b) of the Company Disclosure Schedule, the Company does not own any capital stock of, any equity interest of or any equity interest of any nature in, any other equity-linked or similar interest in, any equity interest of any nature or interest convertible into or exchangeable or exercisable for any equity-linked or similar interest in any other Entity other than the Company Subsidiaries. The Company has not agreed and is not obligated to make, and is not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(c)	Section 1(c) of the Company Disclosure Schedule identifies each Subsidiary of the Company (each, a “Company Subsidiary,” and collectively, the “Company Subsidiaries”) and indicates its (i) jurisdiction of organization, (ii) authorized capital, (iii) the type, number and percentage interest in securities of such Company Subsidiary held legally or beneficially by the Company or any other Company Subsidiary, (iv) the type, number and percentage interest in securities of such Company Subsidiary held legally or beneficially by any Person other than the Company or any other Company Subsidiary and (v) the names of the Persons that directly hold the equity or other ownership interests in such Company Subsidiary. Each Company Subsidiary is a corporation or other business entity duly incorporated, formed, or organized (as applicable), validly existing, and in good standing (to the extent a concept of “good standing” is applicable) under the Laws of its jurisdiction of incorporation, formation, or organization and has full corporate or other organizational power and authority required to own, lease, or operate, as appropriate, the assets and properties that it purports to own, lease, and operate and to carry on its business as now conducted, and is qualified to do business in each jurisdiction where such qualification is necessary, except, in each case, where any failure thereof would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been duly authorized, validly issued, fully paid, non-assessable, as applicable, and are owned by the Company, by another Company Subsidiary, or by the Company and another Company Subsidiary, free and clear of all Encumbrances other than restrictions imposed by applicable Securities Laws or the organizational documents of any such Company Subsidiary or any Permitted Encumbrances.

2.	Constating Documents. The Company has made available to Parent or Parent’s Representatives accurate and complete copies of the Constating Documents of the Company and of each Company Subsidiary, including all amendments thereto, as in effect on the date of this Agreement. None of the Company or any Company Subsidiary is in violation of any provision of its Constating Documents.

3.	Capitalization.

(a)	The authorized capital of the Company consists of (i) an unlimited number of Shares, of which 11,717,616 Shares have been issued or are outstanding as of the date hereof, and (ii) an unlimited number of preferred shares, none of which are issued or outstanding as of the date hereof. No Shares were held in treasury as of the date hereof. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and non-assessable.

(b)	As of the date of this Agreement: (i) no outstanding Share is entitled or subject to any pre-emptive right, right of repurchase or forfeiture, right of participation, right of maintenance, or any similar right; (ii) no outstanding Share is subject to any right of first refusal in favour of the Company; (iii) no outstanding bond, debenture, note, or other Indebtedness of the Company has a right to vote on any matter on which the Company’s shareholders have a right to vote; and (iv) no Company Contract relates to the voting or registration of, or restricts any Person from purchasing, selling, pledging, or otherwise disposing of (or from granting any option or similar right with respect to), any Share. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem, or otherwise acquire any outstanding Share. The Shares constitute the only outstanding class of securities of the Company registered under the Securities Laws.

(c)	Section 3(c) of the Company Disclosure Schedule sets forth a correct and complete list of all Company Options outstanding as of the date hereof, including with respect to each Company Option: (i) the name of the holder thereof; (ii) the number of Shares subject (or allocated) to such Company Option; (iii) the grant or issuance date; (iv) any applicable vesting schedule, (v) the exercise price and (vi) the expiration date. As of the date hereof, 1,576,017 Shares are subject to issuance upon exercise of Company Options granted and outstanding under the Company Equity Plan. The Company has provided to Parent or Parent’s Representatives copies of all Company Equity Plan covering the Company Options outstanding and the forms of all award agreements evidencing such Company Options, in each case, as of the date of this Agreement. Each Company Option was issued in compliance in all material respects with applicable Law. Other than as set forth in this Section 3(c) of this Schedule C or Section 3(c) of the Company Disclosure Schedule, there is no issued, reserved for issuance, outstanding, or authorized share options, restricted share unit award, restricted share award, share appreciation, deferred unit phantom share, profit participation, or similar right, or equity or equity-based award with respect to the Company to which the Company is a party or by which the Company is bound.

(d)	Except as set forth in Sections 3(a) and 3(c) of this Schedule C or Section 3(c) of the Company Disclosure Schedule, as of the date hereof, there is no: (i) outstanding securities or other equity interest in the capital of the Company; (ii) outstanding subscription, option, call, warrant, right (whether or not currently exercisable), agreement or commitment of any character to acquire any share or other equity interest, restricted share unit, share-based performance unit, deferred unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any share or other security of the Company, in each case, issued by the Company or to which the Company is bound; (iii) outstanding security, instrument, bond, debenture, note, or obligation that is or may become convertible into or exchangeable for any share or other securities of the Company; or (iv) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any share or any other security.

4.	Authority; Execution and Binding Obligation. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the consummation of the Arrangement and the other transactions contemplated hereby, other than the Required Shareholder Approval, the Interim Order and the Final Order. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms, subject only to the Enforceability Exceptions.

5.	Non-Contravention; Consents.

(a)	Assuming that all consents, approvals, and other authorizations described in Section 5(b) of this Schedule C have been obtained and that all filings and other actions described in Section 5(b) of this Schedule C have been made or taken and the Required Shareholder Approval has been obtained, the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition), (i) conflict with or violate the Company’s Constating Documents or any similar organizational document of any Company Subsidiary, (ii) conflict with or violate any Governmental Authorization or Law applicable to the Company or by which any property or asset of the Company or Company Subsidiary is bound, or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by the Company or any Company Subsidiary under, or give to others any right of termination, amendment, acceleration, or cancellation of, or result in the loss of any benefit under, or the creation of any Encumbrance on the properties or assets of the Company or Company Subsidiary pursuant to, any Material Contract, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflict, violation, breach, default, or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or reasonably be expected to prevent, interfere with, or materially delay the ability of the Company to consummate the Arrangement by the Outside Date.

(b)	The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company and the Company Subsidiaries of the Transactions will not, require any consent, approval, authorization, or permit of, filing or registration with, notification or report to, or expiration of waiting periods from, any Governmental Body except for (i) any filing required under the rules and regulations of Nasdaq and TSX, (ii) filings with the Securities Authorities, (iii) the filing of the Articles of Arrangement with the applicable Governmental Body, (iv) the Interim Order and the Final Order; (v) filings with the Director under the CBCA, and (vi) any consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration, or filing set forth in Section 5(b) of the Company Disclosure Schedule.

(c)	The Company represents and warrants that since January 1, 2021, it has not waived any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which the Company or any Company Subsidiary is a party.

6.	Competition Act Assets and Revenues. The gross book value of the assets in Canada of the Company and the Company Subsidiaries, taken as a whole, and the gross revenues from sales in or from Canada generated from those assets are in each case less than $93,000,000.00, calculated in accordance with the Competition Act.

7.	Investment Canada Act. Neither the Company nor any of the Company Subsidiaries carry on any of the activities of a cultural business within the meaning of the Investment Canada Act.

8.	Vote Required. The Required Shareholder Approval is the only vote of the holders of any class or series of the Company’s capital stock, or any holder of any other security of the Company, necessary to adopt this Agreement and approve the Arrangement.

9.	Shareholders’ and Similar Agreements. Other than the Voting Support Agreements, none of the Company or any of the Company Subsidiaries is a party or subject to, or affected by, any shareholder agreement, pooling, voting, or other similar arrangement or understanding relating to the ownership or voting of any securities of the Company or any of the Company Subsidiaries. There are no irrevocable proxies or voting Contracts with respect to any securities issued by the Company or any of the Company Subsidiaries.

10.	Minute Books. The corporate minute books of the Company and the Company Subsidiaries have been maintained in accordance with applicable Laws, and are complete and accurate, in all material respects. True and correct copies of the minutes of meetings of the Company Board and its standing committees (and written resolutions in lieu thereof) since January 1, 2020 have been made available to the Parent and its Representatives, other than minutes of meetings relating to the evaluation of the transactions contemplated by this Agreement and the negotiation of this Agreement.

11.	Board Approval. The Company Board, after receiving advice from its financial adviser and outside legal counsel in evaluating the Arrangement, has unanimously: (i) determined that the Arrangement is in the best interests of the Company and that the Arrangement is fair to Shareholders, (ii) resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution, and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend or supersede such determinations, resolutions, or authorizations.

12.	Auditors. The auditors of the Company are and have been, since January 1, 2020, independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and the United States and in accordance with applicable Securities Laws; and since January 1, 2020, there has not been any reportable event (within the meaning of NI 51-102) with such auditors with respect to audits of the Company and the Company Subsidiaries.

13.	Transactions with Directors, Officers, Employees, etc. Neither the Company nor any of the Company Subsidiaries is indebted to any of its directors, officers or employees or any of their respective associates or Affiliates (except for amounts due in the ordinary course in respect of salaries, bonuses, Company Options and director’s fees or the reimbursement of ordinary course expenses). Other than as set forth in Section 13 of the Company Disclosure Schedule, there are no Contracts with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, director, officer or employee of the Company or any of the Company Subsidiaries, or any of their respective Affiliates or associates.

14.	Securities Law Matters.

(a)	The Company is a “reporting issuer” (or the equivalent) under Securities Laws in all Canadian provinces. The Shares are listed and posted for trading on the TSX and Nasdaq. None of the Company or any of the Company Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction, except, in the case of the Company, for Securities Laws. The Company is not in default in any material respect of any requirements of any Securities Laws or the rules and regulations of the TSX or Nasdaq. The Shares are registered under section 12 of the U.S. Exchange Act.

(b)	The Company has not taken any action to cease to be a “reporting issuer” (or the equivalent) in any of the provinces of Canada nor has the Company received notification from any Securities Authority seeking to revoke the “reporting issuer” (or the equivalent) status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect or, to the knowledge of the Company, has been threatened, and the Company is not currently subject to any formal or informal review, inquiry, investigation or other proceeding relating to any such order or restriction.

(c)	The Company has timely filed or furnished all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws with the appropriate Securities Authority, the TSX or Nasdaq since January 1, 2020 (“Company Public Filing Documents”). The documents comprising the Company Public Filing Documents, as of their respective dates (or, if amended or superseded by a subsequent Company Public Filing Document prior to the date of this Agreement, on the date of such subsequent Company Public Filing Document) complied as filed in all material respects with applicable Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Company has not filed any confidential material change report or other confidential filing with any Securities Authority which at the date of this Agreement remains confidential. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Public Filing Documents. There has been no change in a material fact or a material change in any of the information contained in the Company Public Filing Documents, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Company Public Filing Documents. Except as set forth in Section 14(c) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is subject to any ongoing proceeding by any Securities Authority, TSX or Nasdaq and no such proceeding is threatened.

(d)	The Company is and has been since July 19, 2021, a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act. The Company has no reason to believe it will not qualify as a “foreign private issuer” at any time prior to the Effective Time.

(e)	The Company is not an investment company registered or required to be registered under the United States Investment Company Act of 1940.

(f)	To the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares, except related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the Transactions contemplated by this Agreement.

15.	Financial Statements.

(a)	The consolidated financial statements (including related notes and schedules) contained or incorporated by reference in the Company Public Filing Documents: (i) complied as to form in all material respects with the published rules and regulations of the Securities Authorities, applicable thereto; (ii) were prepared in accordance with IFRS applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements) and applicable Law; and (iii) fairly present, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries and as of the respective dates thereof and for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). The Company does not intend to correct or restate, nor, to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Paragraph.

(b)	Neither the Company nor any Company Subsidiary is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership, or any similar Contract (including any Contract arising out of or relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose, or limited purpose Entity, on the other hand, or any “off-balance sheet arrangement” (within the meaning of Item 303(a) of Regulation S-K promulgated under the U.S. Exchange Act)) where the result, purpose, or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s published financial statements or other Company Public Filing Documents

16.	Disclosure Controls and Internal Controls over Financial Reporting.

(a)	The Company has established and maintains disclosure controls and procedures (as such term is defined in NI 52-109) designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports required to be filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods required by applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports required to be filed or submitted under applicable Securities Laws is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	The Company has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)	To the knowledge of the Company, there is no (i) material weakness (as such term is defined in NI 52-109) or significant deficiency relating to the design, implementation or maintenance of the Company’s internal control over financial reporting or (ii) fraud, whether or not material, that involves Representatives, consultants or independent contractors who have a significant role in the internal control over financial reporting of the Company. To the knowledge of the Company, neither of the Company, any of the Company Subsidiaries, nor any of its or their respective Representatives has received or otherwise obtained knowledge of any proceeding regarding accounting, internal accounting controls or auditing matters, including any proceeding alleging that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its Representatives regarding questionable accounting or auditing matters.

17.	Absence of Changes.

(a)	Since January 1, 2022 through the date of this Agreement, there has not occurred any Material Adverse Effect.

(b)	Except as contemplated by this Agreement or set out in Section 17(b) of the Company Disclosure Schedule, from January 1, 2022 through the date of this Agreement, (i) the Company and the Company Subsidiaries have operated their respective businesses in all material respects in the ordinary course of business (except for discussions, negotiations, and transactions related to this Agreement or other potential strategic transactions) and (ii) neither the Company nor any Company Subsidiary has taken any action that would have required the consent of Parent under Section 4.02(c) of this Agreement had such action occurred or been taken by the Company or any Company Subsidiary after the date of this Agreement.

18.	Title to Assets. The Company and each Company Subsidiary has good and valid title to all material assets owned by it as of the date of this Agreement, including all material assets reflected on the Company’s consolidated balance sheet as of December 31, 2022 in the consolidated financial statements of the Company for the three and nine months ended December 31, 2022 included in the Company Public Filing Documents (the “Balance Sheet”), except for assets sold or otherwise disposed of in the ordinary course of business since December 31, 2022.

19.	Real Property.

(a)	Neither the Company nor any of its Subsidiaries own any real property.

(b)	The Company or one of the Company Subsidiaries holds a good, valid and existing leasehold interest in all the real property that is licensed, leased, subleased, used or otherwise occupied by the Company or such Company Subsidiary, as applicable, from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances. The Company or one of the Company Subsidiaries are the sole holders of good and valid leaseholder interests in and to all of the Leased Real Property. Section 19(b) of the Company Disclosure Schedule sets forth each Company Lease (including all amendments, extensions, renewals guaranties and other agreements with respect thereto) as of the date of this Agreement and identifies the street address of the applicable Leased Real Property subject thereto. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice regarding any material violation or breach or default under any Company Lease that has not since been cured, nor to the knowledge of the Company, has any other party to any Company Lease breached such Company Lease in any material respects. All material rents, additional rents and other amounts due to date pursuant to each Company Lease has been paid. The Company has made available to Parent accurate and complete copies of all Company Leases.

(c)	All consents required pursuant to each Company Lease, in connection with the Transaction, have been obtained by the Company.

(d)	There are no Encumbrances affecting any Company Lease save and except for Permitted Encumbrances.

(e)	The Company or the applicable Company Subsidiary occupies the Leased Real Property and has the exclusive right to occupy and use same pursuant to the applicable Company Lease.

(f)	The Leased Real Property collectively constitutes all of the material real property necessary to operate the business of the Company as currently conducted in all respects material to the business of the Company and the Company Subsidiaries, taken as a whole. All buildings, structures, fixtures, material items of equipment or other material tangible assets owned or leased to the Company or any of its Subsidiaries (including the Leased Real Property) are adequate for the conduct of the business of the Company and its Subsidiaries in the manner in which such businesses are currently being operated and are in good operating condition and repair (other than ordinary wear and tear) and do not require any material renovations to continue to operate the businesses of the Company and its Subsidiaries in the ordinary course of business, in each case, except as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole. No casualty event has occurred with respect to any Leased Real Property that has not been remedied in all material respects. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no rezoning, condemnation or eminent domain or similar event or proceeding is pending or threatened in writing, or to the knowledge of the Company, orally, with respect to any Leased Real Property.

20.	Intellectual Property.

(a)	Section 20(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Company Registered IP, and indicates whether each such item of Company Registered IP is (i) owned exclusively by the Company or any Company Subsidiary, (ii) owned jointly by the Company or any Company Subsidiary, on the one hand, and one (1) or more third parties, on the other hand, or (iii) exclusively or co-exclusively licensed to the Company or any Company Subsidiary by a third party. The Company and the Company Subsidiaries, other than as set forth in Section 20(b) of the Company Disclosure Schedule, exclusively own all rights, title and interest in and to all Owned IP and are licensed or otherwise have, in each case, pursuant to a valid Contract, the right to use all other Intellectual Property Rights (the “Licensed Company IP”) as the same are used in or, to the knowledge of the Company, necessary for the conduct of the Company’s and the Company Subsidiaries’ businesses as currently conducted and as currently contemplated to be conducted, including with respect to any contemplated commercialization of any Company Product, in each case, without payments to third parties (other than payments for non-exclusive licenses for generally commercially available off-the-shelf software) and free and clear of any Encumbrances (other than Permitted Encumbrances). All Company Registered IP is subsisting, and to the knowledge of the Company, valid and enforceable.

(b)	To the knowledge of the Company, other than as set forth in Section 20(b) of the Company Disclosure Schedule, none of the Company or any Company Subsidiary, the operation of the business of the Company or any Company Subsidiary, or any Company Product (i) has infringed, misappropriated (or resulted from the misappropriation of) or otherwise violated, (ii) is infringing, misappropriating (or resulting from the misappropriation of) or otherwise violating, or (iii) will infringe, misappropriate (or result from the misappropriation of) or otherwise violate through the commercialization or use of any Company Products as such Company Products currently exist or are contemplated to exist, in each case (i), (ii) and (iii), any Intellectual Property Rights of any Person. To the knowledge of the Company, other than as set forth in Section 20(b) of the Company Disclosure Schedule, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Company IP. There is currently no, and there has not been during the three (3) years immediately prior to the date of this Agreement, any Legal Proceeding pending (or, to the knowledge of the Company, threatened) alleging that: (x) the Company or any Company Subsidiary or the operation of the businesses of the Company or any Company Subsidiary infringes, misappropriates or otherwise violates any Intellectual Property Right of another Person; or (y) any issued Patents or registered Trademarks (in each case, included in the Company IP) are invalid or unenforceable or that any Patent or Trademark applications (in each case, included in the Company IP) will, upon issuance, be invalid or unenforceable, including any opposition, cancellation, post-grant review, inter partes review or other similar proceeding.

(c)	The Company and the Company Subsidiaries have taken commercially reasonable measures to protect and maintain the confidentiality of all Trade Secrets included in the Company IP or with respect to which the Company owes another Person a duty of confidentiality, and no such Trade Secrets have been disclosed by or on behalf of the Company or any Company Subsidiary to any person except pursuant to written non-disclosure agreements or other binding confidentiality obligations.

(d)	The Company and each Company Subsidiary has diligently prosecuted, and is diligently prosecuting, all Patent applications it has filed or of which it otherwise possesses the right to control prosecution, other than with respect to any Patent applications that do not relate to or cover any Company Product and that the Company, in the exercise of its commercially reasonable business judgment, decided not to continue prosecuting. The Company and each Company Subsidiary has taken commercially reasonable measures to diligently prepare and is diligently preparing, to file Patent applications for all material inventions, and in a manner and within a sufficient time period to avoid statutory disqualifications of any Patent application. All issuance, renewal, maintenance and other payments and all documents or other materials required to be paid or filed with the applicable Intellectual Property Rights office or other Governmental Body with respect to any Patents or Patent applications included in the Company IP have been timely paid in full or filed in a timely manner, as applicable. The Company and each Company Subsidiary has complied with all applicable Laws, including any duties of candor to applicable patent offices, in connection with the filing, prosecution and maintenance of all Patents and, to the extent applicable, Patent applications included in the Company IP and all other material Company IP. Each Patent and Patent application included in the Company IP properly identifies each inventor of the claims thereof as determined in accordance with the applicable Law of the jurisdiction in which such Patent or Patent application is issued or is pending. The Company and each Company Subsidiary has made available to Parent, as of the date of this Agreement, copies of all technical reports and data (including comparative data) required for, or otherwise relevant to, the filing or prosecution of all Patents and Patent applications included in the Company Registered IP.

(e)	None of the Company IP is subject to any pending or outstanding injunction, directive, order, judgment, or other disposition of a dispute that adversely restricts the use of any such Company IP.

(f)	The Company and each Company Subsidiary has obtained from all parties (including current or former employees, officers, advisors, directors, consultants and contractors) who have created or developed (or are creating or developing) Intellectual Property Rights for or on behalf of the Company or any Company Subsidiary, written, and to the knowledge of the Company, valid and enforceable assignment-of-rights agreements, for the benefit of the Company or the applicable Company Subsidiary pursuant to which each such party effectively assigns to the Company or the applicable Company Subsidiary all rights, in and to such Intellectual Property Rights created by such party in connection with such party’s employment with or engagement by the Company or any Company Subsidiary, and no such Person has any right to further remuneration or consideration with respect to any such Intellectual Property Rights.

(g)	Neither the Company nor any Company Subsidiary is a member or promoter of, or a contributor to, or has made any written or binding commitments to or agreements with or regarding, any patent pool, industry standards body, standard-setting organization or other similar organization, in each case that requires or obligates the Company or any of its Affiliates to grant or offer to any other person any license or other right to any Company IP. The Company and the Company Subsidiaries have complied with any and all obligations to the extent applicable pursuant to the Bayh-Dole Act, 35 U.S.C. §200-212, or other similar obligations under the Laws of any jurisdiction, including with respect to any Patents included in the Company IP.

(h)	No Company IP was developed with funding from, or using the facilities, personnel or other resources of, any university, college, other educational institution, research center or Governmental Body as a result of which (i) the applicable university, college, other educational institution, research center or Governmental Body (or any person working for or on behalf of any of the foregoing) has, or will be entitled to have, any right, title or interest (including any “march in” or co-ownership rights) in or to any Company IP or, to the knowledge of the Company, in or to any Licensed Company IP that is material to the Company or any Company Subsidiary (including any claim or option to any of the foregoing) or (ii) any repayment obligations are imposed that will be triggered as a result of the Transactions.

(i)	Neither this Agreement nor the Transactions will result (whether directly or indirectly) in, by virtue of any contract, agreement, order or judgment binding upon the Company or any Company Subsidiary: (i) Parent or its Subsidiaries granting to any third party any right to or with respect to any Intellectual Property Rights owned by or licensed to Parent or its Subsidiaries; or (ii) Parent or its Subsidiaries being bound by, or subject to, any non-compete or other restriction on the operation or scope of its businesses.

21.	IT Systems; Privacy; Data Protection and Data Security.

(a)	Since January 1, 2020, neither the Company nor any Company Subsidiary has experienced any unauthorized access to or other breach of security with respect to the information technology systems owned, operated or controlled by or on behalf of, or that are otherwise used to store or process any data (including any Personal information) in the possession, custody or control of, the Company or any Company Subsidiary (the “IT Systems”). The IT Systems: (i) are adequate and sufficient for the conduct of the businesses of the Company and each Company Subsidiary as currently conducted; (ii) since January 1, 2020, have not malfunctioned or failed (except for malfunctions or failures that have been fully remedied as of the date of this Agreement); and (iii) to the knowledge of the Company, are free from all bugs and other defects and do not contain any “virus”, “worm”, “malware”, “spyware”, “ransomware” or other malicious software or code. Each of the Company and the Company Subsidiaries has implemented and maintained industry standard security controls, incident response plans and disaster recovery plans and procedures for the IT Systems. Each of the Company and the Company Subsidiaries acts in compliance with its incident response plans and disaster recovery plans and tests such plans and procedures on a regular basis, and such plans and procedures have been proven to be effective upon such testing. The Company and the Company Subsidiaries take appropriate and at least industry standard actions to protect, maintain, audit, monitor and test the confidentiality, integrity, availability, redundancy, backup, continuous operation and security of the IT Systems, and to correct any problems that are identified.

(b)	Since January 1, 2020: (i) each of the Company and the Company Subsidiaries has complied with: (A) all Privacy Laws, (B) all external and internal privacy and information security policies; and (C) the provisions of any Contract to which the Company or any Company Subsidiary is a party concerning information security, data privacy, or data breach notification; (ii) each of the Company and the Company Subsidiaries has implemented and maintained industry standard physical, technical, organizational, and administrative security measures and policies to protect all Personal Information in their custody or control; (iii) each of the Company and the Company Subsidiaries has not experienced a data breach or incident resulting in any loss, damage, or unauthorized access to, or disclosure or use of, any Personal Information in its custody or control, or that is otherwise held or processed on its behalf; and (iv) neither the Company nor any of the Company Subsidiaries has been the subject of any complaint, claim, or investigation related to its collection, use, storage, or processing of Personal Information in its custody or control, or that is otherwise held or processed on its behalf.

(c)	The execution, delivery and performance of this Agreement and the consummation of the contemplated Transactions will not violate any applicable Privacy Laws. Immediately following the Closing, each of the Company and the Company Subsidiaries will have the same rights to use the Personal Information currently in its possession or control that the Company or the Company Subsidiary, as applicable, had prior to the Closing.

(d)	Each of the Company and the Company Subsidiaries is and has at all times been in compliance with applicable Anti-Spam Laws. Each of the Company and the Company Subsidiaries has implemented policies and procedures in compliance with applicable Anti-Spam Laws, and has operated in compliance with such policies and procedures at all times. The Company and the Company Subsidiaries have not been the subject of any complaint, claim or investigation regarding to their compliance with Anti-Spam Laws.

22.	Contracts.

(a)	Section 22 of the Company Disclosure Schedule identifies each of the following Company Contracts to which the Company is a party as of the date of this Agreement (each of the following Company Contracts shall be deemed to constitute a “Material Contract”):

(i)	any Company Contract that limits the freedom or right of the Company or any Company Subsidiary (or that, following the Effective Time, would limit the right or the ability of Parent or its Affiliates) to sell, distribute, produce or manufacture any Company Product or any other product, project or service, acquire or obtain any material products or services from any other Person or to otherwise conduct it business, including by (A) materially limiting the freedom or right of the Company or a Company Subsidiary (or following the Effective Time, Parent or its Affiliates) to engage in any line of business or to compete with any other Person in any location or line of business or (B) containing any “most favoured nation” terms and conditions (including with respect to pricing) or exclusivity obligations or restrictions, granted by the Company or any Company Subsidiary;

(ii)	any Company Contract (other than any Employee Plan) that, following the consummation of the Transactions would bind or purport to bind any Affiliate of the Company (other than the Company or any Company Subsidiary) or apply to the assets or business thereof;

(iii)	any Company Contract that requires by its terms or is reasonably likely to require, during the remaining term of such Company Contract, the payment or delivery of cash or other consideration by or to the Company in an amount having an expected value in excess of $100,000 in the fiscal year ending March 31, 2023 or in any single fiscal year thereafter;

(iv)	any Company Contract pursuant to which the Company or any Company Subsidiary is granted any license, covenant-not-to-assert or other right (including any right to receive royalties or other payments) with respect to any Intellectual Property Rights, other than non-exclusive licenses entered into in the ordinary course of business for non-customized, commercially available off-the-shelf software at a cost of no more than $100,000 in the aggregate;

(v)	any Company Contract: (A) granting any third party any license, covenant-not-to-assert or other right (including any right to receive royalties or other payments) with respect to any Company IP or any other Intellectual Property Rights that are material to the Company or any Company Subsidiary; or (B) that would purport, after the Effective Time, to grant any third party any license, covenant-not-to-assert or other right (including any right to receive royalties or other payments) with respect to any Intellectual Property Rights owned by or licensed to Parent or its Subsidiaries;

(vi)	any Company Contract (A) that relates to any material Research Program (including the generation or collection of data from any material Research Program), or any research, development, distribution, sale, supply, license, importation, exportation, marketing, co-promotion or manufacturing activities that are material to the business of the Company or any Company Subsidiary as currently conducted or as contemplated to be conducted or (B) under which clinical, pre-clinical or non-clinical data is or may be generated, for use in connection with or relating to any Company Product or Research Program;

(vii)	any Company Contract relating to Indebtedness in excess of $100,000 (whether incurred, assumed, guaranteed, or secured by any asset) of the Company or any Company Subsidiary;

(viii)	any Company Contract (A) constituting or providing for the formation, creation, operation, management or control of a joint venture, partnership, limited liability company, strategic alliance, or similar arrangement that includes the sharing of profits and losses with another Person or (B) pursuant to which the Company has made or is obligated to make a material investment in any Person or project;

(ix)	any Company Contract requiring the Company to perform or conduct research, clinical trials or development for the benefit of any Person other than the Company;

(x)	any material Company Contract that is a supply or manufacturing Contract;

(xi)	any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company, the pledging of the capital stock or other equity interests of the Company, or prohibits the issuance of any guarantee by the Company;

(xii)	any Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company pursuant to the Securities Laws;

(xiii)	any Company Contract with any Affiliate, director, executive officer (as such term is defined in the U.S. Exchange Act), holder of 5% or more of the Shares or, to the knowledge of the Company, any of their Affiliates (other than the Company) or immediate family members (other than (A) offer letters that do not contain contractual severance obligations and (B) Company Contracts pursuant to Company Options);

(xiv)	any Company Contract relating to a Company Related Party Transaction (other than (A) offer letters that do not contain contractual severance obligations and (B) Company Contracts pursuant to Company Options);

(xv)	any Company Contract for the license, lease, or sublease of any material real property;

(xvi)	any Company Contract that relates to the acquisition or disposition by the Company or any Company Subsidiary, involving consideration in excess of $100,000, of any Person or other business organization, division, or business of any Person (whether by merger or consolidation, by the purchase of a controlling equity interest in or substantially all of the assets of such Person, or by any other manner);

(xvii)	any Company Contract that relates to the acquisition or disposition of (a) Intellectual Property Rights relating to any Company Product or the research, development, distribution, sale, supply, license, importation, exportation, marketing, co-promotion or manufacturing thereof or (b) other Intellectual Property Rights material to the Company or any Company Subsidiary;

(xviii)	any Company Contract with an academic institution, research center or Governmental Body that (A) relates to (or is reasonably likely to involve) the development or creation of any Intellectual Property Rights or (B) grants any academic institution, research center or Governmental Body any right or option with respect to any Intellectual Property Rights;

(xix)	Any Company Contract that constitutes a Collective Bargaining Agreement;

(xx)	any Company Contract pursuant to which the Company or any Company Subsidiary (A) has continuing guarantee, “earn-out,” or similar contingent payment obligations, including (x) milestone or similar payments, including upon the achievement of regulatory or commercial milestones or (y) payment of royalties or other amounts calculated based upon any revenue or income of the Company, or (B) grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to exclusively license, or any other similar rights with respect to any product or service of the Company or any Intellectual Property Rights;

(xxi)	any Company Contract since January 1, 2020, the primary purpose of which is to provide for indemnification or guarantee of the obligations of any other Person that would be material to the business of the Company and the Company Subsidiaries, taken as a whole;

(xxii)	any settlement, conciliation or similar agreement (A) pursuant to which the Company or any Company Subsidiary is obligated after January 1, 2020 to pay consideration in excess of $100,000 or (B) that would otherwise materially limit the operation of the Company and the Company Subsidiaries, taken as a whole, as currently operated; and

(xxiii)	any hedging, swap, derivative, or similar Company Contract.

(b)	As of the date of this Agreement, the Company has made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) neither the Company nor, to the knowledge of the Company, the other party is in material breach of or material default under any Material Contract and, neither the Company, nor, to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time, or both would constitute a material breach of or material default under any Material Contract, (ii) each Material Contract is, with respect to the Company and, to the knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect, (iii) to the knowledge of the Company, each Material Contract is enforceable by the Company in accordance with its terms, subject to the Enforceability Exceptions, and (iv) since January 1, 2020, through the date of this Agreement, the Company has not received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured. To the Company’s knowledge, since January 1, 2020, no counterparty to any Material Contract has (a) canceled or otherwise terminated, or threatened in writing to cancel or otherwise terminate, its relationship with the Company or any Company Subsidiary or (b) decreased materially or threatened to decrease materially or limit materially, the amount of business that any such counterparty presently engages in or presently conducts with the Company and its Subsidiaries. As of the date of this Agreement, the Company has not waived in writing any rights under any Material Contract, the waiver of which would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2020, through the date of this Agreement, the Company has not received any written notice alleging any material violation or breach or default under any Material Contract that has not since been cured.

23.	Liabilities. As of the date of this Agreement, neither the Company nor any Company Subsidiary has any current, non-current or contingent liability, except for: (i) liabilities disclosed on the Balance Sheet; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; and (iii) liabilities incurred in the ordinary course of business since December 31, 2022.

24.	Compliance with Laws. The Company, the Company Subsidiaries, each Entity under their control and their respective officers, directors, employees, and agents have each been, since January 1, 2018, in compliance with all applicable Laws in all material respects with respect to the conduct of the Company’s and the Company Subsidiaries’ business. To the knowledge of the Company, since January 1, 2018, neither the Company nor any Company Subsidiary has been given written or oral notice of, or been charged with, any unresolved material violation of any Law. To the knowledge of the Company, no material investigation or review by any Governmental Body with respect to the Company, any Company Subsidiary, any Entity under their control or, with respect to the Company’s business, any of their respective officers, directors, employees, and agents is pending or, as of the date of this Agreement, threatened, nor has any Governmental Body indicated an intention to conduct the same. The Company and its Subsidiaries are, and have been since January 1, 2018, in material compliance with applicable Sanctions or applicable export control Laws or U.S., European Union or United Kingdom anti-boycott requirements (the “Trade Control Laws”). Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, managers, employees, nor, to the knowledge of the Company, agents or third party representatives, is or has been: (i) a Sanctioned Person; (ii) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country in connection with the business of the Company or any of the Company Subsidiaries

25.	Regulatory Matters.

(a)	The Company and each Company Subsidiary, and, to the knowledge of the Company, each contractor or other Person (including any contract manufacturing organization or contract research organization) acting on behalf of the Company or any Company Subsidiary in relation to a Company Product or Research Program (together with the Company and the Company Subsidiaries, the "Regulated Persons") possesses all material approvals, authorizations, certificates, registrations, licenses, exemptions, permits, clearances, and consents (including all applicable investigational new drug applications (as defined in 21 C.F.R. § 312.20 et seq. and all supplements or amendments thereto), and all comparable approvals, authorizations, certificates, registrations, licenses, exemptions, permits, clearances, and consents provided for in other applicable Laws) (“Regulatory Authorizations”) from the U.S. Food and Drug Administration (the “FDA”), DEA, Health Canada, and all other applicable Regulatory Authorities, that relate to the Company, the Company Subsidiaries, all other Regulated Persons, each Company Product, and each Research Program, or that are necessary for the Company or any Company Subsidiary to conduct its business in all material respects as presently conducted. Except as would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, (i) all such Regulatory Authorizations are (A) in full force and effect, (B) validly registered and on file with applicable Regulatory Authorities and (C) in compliance with all formal filing and maintenance requirements and (ii) each Regulated Person is in compliance with and has fulfilled and performed all of its material obligations with respect to such Regulatory Authorizations, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof. Except as would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, (1) each Regulated Person has filed, maintained or furnished to the FDA, Health Canada, or other applicable Governmental Bodies or other applicable Regulatory Authorities all required filings, declarations, listings, registrations, submissions, amendments, modifications, notices and responses to notices, applications and supplemental applications, reports (including all adverse event/experience reports) and (2) all such submissions were complete and accurate and in compliance in all material respects with applicable Laws and guidelines when filed (or were corrected or completed in a subsequent filing).

(b)	(i) The Company and each Company Subsidiary has not marketed, promoted or advertised in contravention of applicable Laws, and has never sold or distributed, any pharmaceutical products, biological products, active ingredients, vaccines, radiopharmaceutical drugs, or controlled substances (including the Company Products) and (ii) the Company and each Company Subsidiary is, and since January 1, 2018 has been, in material compliance with applicable Laws and all Regulatory Authorizations, including applicable Healthcare Laws, relating to the development, fabrication, testing, manufacturing, holding, marketing, selling, distributing, packaging, labeling, promoting, advertising, importing or exporting of pharmaceutical products, biological products, active ingredients, vaccines, radiopharmaceutical drugs, or controlled substances, including without limitation, (A) requirements for obtaining Regulatory Authorizations, (B) label and labeling requirements, and (C) applicable promotion and advertising requirements.

(c)	All clinical, pre-clinical, and non-clinical studies, trials, investigations, and tests sponsored or conducted by or on behalf of the Company or any Company Subsidiary are being conducted in material compliance with applicable Laws and guidelines, including Good Laboratory Practices, Good Clinical Practices, Good Manufacturing Practices, the FDCA, and all other Laws and guidelines applicable to a Research Program or to developing, testing, labeling, manufacturing, storage, marketing, promotion, sale, commercialization, safety, quality, shipment, import, export, or distribution of a Company Product. None of the FDA, Health Canada, any other Regulatory Authority, or any institutional review board has sent any written notices or other written correspondence with respect to any proposed, ongoing or completed clinical, pre-clinical or non-clinical trials, studies or tests requiring the termination, suspension or material modification of such trials, studies or tests. With respect to each Company Product, the Company has made available to Parent complete and accurate copies of all material clinical, pre-clinical and non-clinical data in the possession of and reasonably available to the Company or any Company Subsidiary and all material written correspondence that exists as of the date of this Agreement between the Company or any Company Subsidiary and the FDA, Health Canada, or any other Regulatory Authority performing functions similar to those performed by the FDA.

(d)	Neither the Company nor any Company Subsidiary has (i) made an untrue statement of a material fact or fraudulent statement to the FDA, Health Canada, or any other Regulatory Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA, Health Canada, or any other Regulatory Authority, or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. As of the date of this Agreement, neither the Company nor any Company Subsidiary is the subject of any pending or, to the Company’s knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. Neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any officers, employees, agents or clinical investigators of the Company or any Company Subsidiary has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. section 335a or any similar Law or (B) exclusion under 42 U.S.C. section 1320a-7 or any similar Law.

(e)	Except as would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, (i) the Company, each Company Subsidiary, and each other Regulated Person is obtaining and, since January 1, 2018, has obtained (or caused to be obtained) informed consent by or on behalf of each human subject who participated in any clinical trial or study conducted by or on behalf of the Company or any Company Subsidiary; (ii) in using or disclosing patient information in connection with any clinical trial or study conducted by or on behalf of the Company or any Company Subsidiary, the Company, Company Subsidiaries, and all other Regulated Persons have complied with all Laws and guidelines, in each case to the extent applicable, including, without limitation, the Health Insurance Portability and Accountability Act of 1996, and the rules and regulations thereunder, and comparable foreign Laws, guidelines, and regulatory rules and requirements.

(f)	To the extent required by applicable Laws, all manufacturing operations conducted by or on behalf of the Company or a Company Subsidiary with respect to any Company Product have been conducted in accordance with the FDCA, applicable Healthcare Laws and related guidelines, and Good Manufacturing Practices, except where the failure to comply would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole. No manufacturing operation conducted by or on behalf of the Company or a Company Subsidiary has been subject to a Regulatory Authority shutdown or import or export prohibition, nor received and not closed out any FDA Form 483 or any other Regulatory Authority notice of inspectional observations, “warning letters,” “untitled letters” or similar correspondence or notice from the FDA, Health Canada or other Regulatory Authority asserting noncompliance with applicable Laws with respect to the manufacture of any Company Products.

(g)	Since January 1, 2018, no Company Product has been recalled, suspended, discontinued, or subject to a market withdrawal.

(h)	Since January 1, 2018, no clinical or pre-clinical trials or studies sponsored or conducted by or on behalf of the Company or a Company Subsidiary for the purpose of supporting a regulatory filing have had any material adverse safety findings that the Company would reasonably expect to have a material adverse impact on clinical studies, and all material clinical or pre-clinical toxicology reports or clinical or pre-clinical toxicology studies conducted by or on behalf of the Company or a Company Subsidiary for the purpose of supporting a regulatory filing have been disclosed to the FDA, Health Canada, and all other applicable Regulatory Authorities to the extent required by applicable Laws.

(i)	The Company and each Company Subsidiary is, and since January 1, 2018 has been, in material compliance with all applicable Healthcare Laws. Neither the Company nor any Company Subsidiary is subject to any enforcement, regulatory or administrative proceedings regarding alleged non-compliance with any Healthcare Laws and, to the knowledge of the Company, no such enforcement, regulatory or administrative proceeding has been threatened. To the knowledge of the Company, there is no event or circumstance, or act or omission on the part of the Company or any Company Subsidiary, that would reasonably be expected to give rise to or form the basis for any civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) against the Company or a Company Subsidiary for failure to comply with any Healthcare Laws.

(j)	The Company and the Company Subsidiaries have adopted and maintain a compliance program that is intended to assist the Company and the Company Subsidiaries to be in material compliance with all Law, standards and guidelines relevant to its business, including all Healthcare Laws, and includes each of the following elements: (i) a code of conduct and other applicable policies and procedures; (ii) training on the code of conduct, policies and procedures for all employees; (iii) an auditing and monitoring function; (iv) an anonymous reporting process for potential violations of Law or the compliance program; (v) designation of a compliance officer; and (vi) a mechanism for ensuring the effectiveness of the compliance program. None of the Company and Company Subsidiaries or, to the knowledge of the Company, any of the Company’s and the Company Subsidiaries’ officers, directors, employees, contractors or agents, has materially violated any such compliance program.

(k)	The Company and the Company Subsidiaries have materially complied with all applicable Laws relating to patient, medical or individual health information, including HIPAA and the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. The Company and the Company Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all business associate Contracts to which the Company or any Subsidiary thereof is a party or otherwise bound. The Company and the Company Subsidiaries where required, have (i) created and maintained written policies and procedures to protect the privacy of any such protected health information in its possession or control.

26.	Certain Business Practices. Within the previous five (5) years, none of the Company, any Company Subsidiary, or, to the knowledge of the Company, any Representative of the Company (each, a “Company Representative”), or any other Person (in each case, acting for or on behalf of the Company or any Company Subsidiary) has violated any provision of any Anti-Corruption Law or any rule or regulation promulgated thereunder, applicable anti-money laundering Law and any rule or regulation promulgated thereunder, or any applicable Law of similar effect, or has, in violation of Anti-Corruption Laws: (a) directly or indirectly paid, offered, or promised to make or offer any contribution, gift, entertainment, or other expense, (b) made, offered, or promised to make or offer any payment, loan, or transfer of anything of value, including any reward, advantage, or benefit of any kind to or for the benefit of foreign or domestic governmental officials or employees, or to foreign or domestic political parties, candidates thereof, or campaigns, (c) paid, offered, or promised to make or offer any bribe, payoff, influence payment, kickback, rebate, or other similar payment of any nature, (d) established or maintained any fund of corporate monies or other properties, (e) created or caused the creation of any false or inaccurate books and records of the Company or any Company Subsidiary related to any of the foregoing, or (f) taken or caused to be taken any other action in connection with the business of the Company or any Company Subsidiary, except, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole. The Company has established and maintains policies and procedures reasonably designed to comply with Anti-Corruption Laws.

27.	Governmental Authorizations. The Company and each of the Company Subsidiaries hold all Governmental Authorizations necessary to enable the Company and each such Company Subsidiary to conduct its respective business in the manner in which its business is currently being conducted, except where the failure to hold such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole. The material Governmental Authorizations held by the Company and the Company Subsidiaries are, in all material respects, valid and in full force and effect. The Company and the Company Subsidiaries are each in compliance with the terms and requirements of such Governmental Authorizations, to the extent applicable to them, except where failure to be in compliance would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole. There are no Legal Proceedings pending or threatened in writing, or to the knowledge of the Company, orally, that seek the revocation, cancellation or adverse modification of any Governmental Authorization, except where such revocation, cancellation or adverse modification would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole. Since January 1, 2018, neither the Company nor any Company Subsidiary has received any written notice of any material noncompliance or alleged material noncompliance with any material Governmental Authorization. The Company does not engage in (a) the design, fabrication, development, testing, production or manufacture of “critical technologies” within the meaning of section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacturing or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) to the Company’s knowledge, the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA.

28.	Tax Matters.

(a)	Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole: (i) all Tax Returns required to be filed by the Company or any Company Subsidiary with any Governmental Body have been filed on or before the applicable due date (taking into account any extension of such due date), and all such Tax Returns are true, correct, accurate, and complete in all respects, (ii) all Taxes due and payable by or required to have been paid by the Company or any Company Subsidiary (whether or not shown as due and owing on such Tax Returns), including instalments on account of Taxes for the current year, have been timely paid by the Company or the Company Subsidiary, as applicable, and no deficiency with respect to the payment of any Taxes or Tax instalments has been asserted against the Company or any Company Subsidiary by any Taxing Authority (iii) the Company and each Company Subsidiary have not received, or been credited with, any COVID-19 Relief to which they were not entitled, (iv) the Company and each Company Subsidiary have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each Company Subsidiary for the period covered by such financial statements that have not been paid, whether or not shown as being due on any Tax Returns, (v) since January 1, 2020 the Company and each Company Subsidiary have only incurred liabilities for Taxes in the ordinary course of business, and (vi) the Company and each Company Subsidiary have deducted, withheld and collected all Taxes that were required by applicable Law to be deducted, withheld or collected and have timely paid or remitted the full amount of any Taxes that have been deducted, withheld or collected, to the applicable Taxing Authority.

(b)	(i) No assessment, reassessment, deficiency or proposed adjustment (other than an assessment, reassessment deficiency or proposed adjustment that is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the consolidated financial statements of the Company to the extent required by IFRS) for any Tax has been asserted or assessed by any Taxing Authority in writing against the Company or any Company Subsidiary, which deficiency has not been paid, settled, or withdrawn, nor is there any matter under discussion with any Taxing Authority relating to Taxes, (ii) no examination or audit of, or other Legal Proceeding with respect to, any Tax Return of the Company or any Company Subsidiary is currently in progress or pending, or, to Company’s or any Company Subsidiary’s knowledge, threatened, (iii) none of the Company or any Company Subsidiary has received any indication from any Taxing Authority that any assessment or reassessment is proposed in respect of any Taxes, (iv) there is no Encumbrance for Taxes (other than Permitted Encumbrances) upon any asset of the Company or any Company Subsidiary, (v) no written claim has been made since January 1, 2020 by any Governmental Body in a jurisdiction in which the Company or any Company Subsidiary, as applicable, does not file Tax Returns (or pay a specified type of Tax) that it is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction, (vi) none of the Company or any Company Subsidiary has received any requirement, demand or request from any Taxing Authority pursuant to section 224 of the Tax Act or any similar provision of an applicable Law of any province or territory of Canada that remains unsatisfied in any respect, and (vii) except in connection with extensions of time to file Tax Returns obtained in the ordinary course of business, there are no outstanding waivers of (A) any limitation periods or agreements providing for an extension of time for the filing of any Tax Return by the Company or a Company Subsidiary, (B) the payment of any Tax by the Company or a Company Subsidiary, or (C) any reassessment or assessment period of the Company or a Company Subsidiary.

(c)	Neither the Company nor any Company Subsidiary is a party to any Tax sharing, allocation, or indemnification agreement or arrangement that would have a continuing effect after the Closing Date (other than such agreements or arrangements that form part of a commercial agreement or arrangement entered into in the ordinary course of business of the Company and the Company Subsidiaries, the primary subject matter of which is not Tax). Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group (within the meaning of section 1504(a) of the Code) filing a consolidated U.S. federal income Tax Return or (ii) except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, has any liability for the Taxes of another Person (other than the Company or any Company Subsidiary) under Treasury Regulations section 1.1502-6 (or any similar provision of any state, local, or non-U.S. Law, including section 160 of the Tax Act), as a transferee or successor or otherwise, by operation of Laws.

(d)	Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period beginning after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date made prior to the Closing, (ii) any “closing agreement” executed prior to the Closing or any agreement with any Taxing Authority entered into or any ruling received or requested from any Taxing Authority on or prior to the Closing Date, (iii) any prepaid amount received on or prior to the Closing Date, any deferred revenue accrued or existing on or before the Closing Date, or any reserve or deduction claimed by the Company or any Company Subsidiary for purposes of the Tax Act (or for purposes of any applicable Law of any province or territory of Canada), or (iv) any instalment sale or open transaction disposition occurring on or before the Closing Date.

(e)	Neither the Company nor any Company Subsidiary is the beneficiary of any material Tax exemption, Tax holiday or other similar Tax reduction agreement or order of a territorial or non-U.S. Governmental Body.

(f)	Since January 1, 2021, the Company U.S. Subsidiary has not been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify to be governed in whole or in part under section 355 of the Code.

(g)	The Company U.S. Subsidiary has not entered into any “listed transaction” within the meaning of Treasury Regulations section 1.6011-4(b)(2).

(h)	Neither the Company nor any Company Subsidiary has deferred the payment of any material Taxes under any COVID-19 Relief which Taxes have not been paid as of the date of this Agreement.

(i)	The Company and each Company Subsidiary have complied in all material respects with the transfer pricing provisions of all applicable Laws, including the contemporaneous documentation, retention, and filing requirements thereof. The Company U.S. Subsidiary has complied in all material respects with the provisions of section 482 of the Code and the Treasury Regulations promulgated thereunder (and any corresponding provision of state or local Laws). The Company and each Company Subsidiary have made or obtained records or documents that satisfy in all material respects the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(j)	Section 28(j) of the Company Disclosure Schedule sets forth the entity classification of the Company and each Company Subsidiary for U.S. federal income tax purposes.

(k)	There are no circumstances existing which could result in the application of section 17, sections 79 to 80.04 or subsection 90(6) of the Tax Act, or any equivalent provision under provincial Law, to the Company or any Company Subsidiary. Except as in accordance with past practices, the Company and each Company Subsidiary have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company or any Company Subsidiary for any period ending after the Effective Time.

(l)	For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes, (i) the Company is resident in, and is not a non-resident of, Canada, and is a “taxable Canadian corporation” as defined in the Tax Act; and (ii) each Company Subsidiary is resident in the jurisdiction in which it was formed, and is not resident in any other country.

(m)	All research and development investment tax credits and other tax credits (“ITCs”) claimed by the Company and each Company Subsidiary were claimed in material accordance with the Tax Act (any corresponding provisions of any other applicable Tax Laws) and the Company and each Company Subsidiary have materially satisfied at all times the relevant criteria and conditions entitling them to such ITCs. All refunds of ITCs received or receivable by the Company and each Company Subsidiary in any taxation year were claimed in material accordance with the Tax Act (any corresponding provisions of any other applicable Tax Laws) and the Company and each Company Subsidiary materially satisfied at all times the relevant criteria and conditions entitling them to claim a refund of such ITCs.

(n)	None of the Company or any of the Company Subsidiaries has made any payment, or is obligated to make any payment, and is a party to any agreement under which it could be obligated to make any payment, that may not be deductible by virtue of section 67 or 78 of the Tax Act or any similar provision of an applicable Law of any province or territory of Canada.

(o)	None of the shares of the Company or any of the Company Subsidiaries constitute “taxable Canadian property” for purposes of the Tax Act.

(p)	The Company and each of the Company Subsidiaries have complied with all information reporting and record keeping requirements under applicable Laws, including retention and maintenance of required records with respect thereto.

(q)	The income Tax liability of the Company and each of the Company Subsidiaries has been assessed by the relevant Taxing Authority in respect of all taxation years of the Company and each of the Company Subsidiaries ending before the date hereof.

(r)	The Company and each Company Subsidiary, as required in accordance with applicable Laws, is duly registered with the Canada Revenue Agency under Subdivision d of Division V of Part IX of the ETA for purposes of goods and services sales tax and the harmonized sales tax (“GST/HST”). All input tax credits, rebates and similar refunds claimed by the Company and each Company Subsidiary for GST/HST and provincial or other sales or value-added tax purposes were calculated in accordance with applicable Laws. The Company and each Company Subsidiary has complied with all registration, reporting, payment, collection and remittance requirements in respect of GST/HST and provincial or other sales or value-added tax in accordance with applicable Laws.

29.	Employee Matters; Employee Plans.

(a)	The Company has provided, as of the date hereof, a complete, correct and up-to-date list of (i) all current employees of the Company and the Company Subsidiaries, indicating each individual’s (A) identification number, (B) title or position, (C) full time, part time or temporary status, (D) hire date, (E) work location, (F) employing entity, (G) classification as exempt or non-exempt (eligible for overtime or not), (H) total annual remuneration, including a breakdown of (x) hourly rate of pay or base annual salary and (y) bonus or other incentive compensation, if any, (I) whether the employee is on leave, the expected return to work date, if known and (J) the Employee Plans that each employee participates in or is eligible to participate in, and (ii) all current individual consultants and independent contractors who provide services to the Company or any of the Company Subsidiaries, including each individual’s (A) job title, if applicable, (B) start date, (C) work location, (D) nature of services, (E) current compensation, including hourly fee and the annual fees paid to the consultant for the preceding calendar year, (F) whether the consultant is providing services pursuant to a written consulting contract and the term of such contract, (G) notice, if any, required for the Company or any of the Company Subsidiaries to terminate the consulting or contractor relationship, and (H) the Employee Plans, if any, that the individual participates in or is eligible to participate in.

(b)	Neither the Company nor any Company Subsidiary is a party to any Collective Bargaining Agreement, is currently negotiating a Collective Bargaining Agreement or has an obligation to bargain with any union, labor organization or employee association. Since January 1, 2020, (i) there has not been any unfair labor practice charge, labor arbitration, grievance, strike, slowdown, work stoppage, lockout, picketing, question concerning labor representation or union organizing activity, or any threat thereof, or any similar activity or dispute, affecting the Company, any Company Subsidiary or any of their respective employees; and (ii) there is not now pending, and, to the knowledge of the Company, no Person has threatened to commence, any such unfair labor practice charge, labor arbitration, grievance, strike, slowdown, work stoppage, lockout, picketing, question concerning labor representation or union organizing activity, or any similar activity or dispute.

(c)	There is no, and has been no, Legal Proceeding pending or threatened arising out of or relating to the employment or engagement of any Company Associate, including arising out of or relating to any Employee Plan, except as would not be reasonably expected to result in a material liability or obligation for the Company. Each of the Company and its Subsidiaries is, and has been, in compliance in all respects with all Laws related to labor and employment, including, without limitation, employment practices, employment standards, classification (including classification of employees vs. independent contractors and classification of employees as “exempt” vs. “non-exempt”), payment of wages and hours of work, vacation pay, overtime, collective bargaining, background checks, leaves of absence, plant closing notification, pay equity, French language, privacy rights, labor disputes, termination of employment, workers’ compensation, workplace health and safety, retaliation, immigration, human rights, accessibility, harassment and discrimination matters, in each case except as would not be reasonably expected to result in a material liability for the Company. Each current Company Associate has all work permits, immigration permits, visas or other authorizations required by applicable Law for such Company Associate given the duties and nature of such Company Associate’s services, except as would not be reasonably expected to result in material liability for the Company. Each of the Company and the Company Subsidiaries has met all requirements under Laws relating to employment and termination of employment, and neither the Company nor any of the Company Subsidiaries currently employs any Person who is not permitted to work in the jurisdiction in which such person is employed, in each case except as would not be reasonably expected to result in a material liability for the Company.

(d)	All vacation pay for Company Associates is properly reflected and accrued in the books and records of the Company and the Company Subsidiaries.

(e)	The Company has no material liability to or in respect of, and there are no claims, actions, suits, proceedings, arbitrations, complaints, charges or investigations by or relating to, any former Company Associate whose employment or engagement was terminated by the Company. Except as set forth in Section 29(e) of the Company Disclosure Schedule, there have been no claims of constructive or wrongful dismissal, or complaints, inquiries, or claims made against the Company or any Company Subsidiary resulting from the violation or alleged violation of any applicable employment Law or regulation, including any employment equity, employment standards, human rights, or health and safety Law or regulation.

(f)	Since December 31, 2022, except in the ordinary course of business, or as required by Law, there have been no increases or decreases in staffing levels of the Company and the Company Subsidiaries and there have been no changes in the terms and conditions of employment or engagement of any Company Associate, including their salaries, remuneration and any other payments to them, and neither the Company nor the Company Subsidiaries have agreed or otherwise become committed to change any of the foregoing since that date.

(g)	Except as set forth in Section 29(g) of the Company Disclosure Schedule, there are no Contracts or verbal agreements providing for the payment of cash or other compensation or benefits (including any increase in or any acceleration in the vesting or funding of such benefits) by the Company or the Company Subsidiaries to any Company Associate upon or as a result of the execution and delivery of this Agreement or the consummation of the Transactions contemplated by this Agreement either alone or in combination with any other event, and the Company (A) has not paid nor will be required to pay any retention, bonus, fee, termination, severance, change-in-control, distribution, remuneration or other compensation to any Company Associate (other than salaries, wages or bonuses paid or payable in the ordinary course) in connection with the Transactions or upon cessation of employment for any reason, (B) has not forgiven nor will be required to forgive any indebtedness of any Company Associate, and (C) has not increased nor will be required to increase any benefits otherwise payable as a result of the execution and delivery of this Agreement or the consummation of the Transactions contemplated by this Agreement.

(h)	Since January 1, 2020, no Company Associate has been improperly included or excluded from any Employee Plan.

(i)	In the last five (5) years, no allegations of sexual, psychological or other unlawful harassment or discrimination have been made against any Company Associate at the level of Vice President or above, except as would not be reasonably expected to result in a material liability for the Company. During such period, neither the Company nor any Company Subsidiary has been involved in any Legal Proceedings or settlements involving such matters or persons.

(j)	There are no charges or orders pending under occupational health and safety Laws (“OHSA”) in respect of the Company or any Company Subsidiary, and there are no appeals of any orders under OHSA applicable to the Company or any Company Subsidiary currently outstanding, in each case, except as would not be reasonably expected to result in a material liability for the Company.

(k)	Section 29(k) of the Company Disclosure Schedule contains a complete, correct and current list of each Employee Plan and separately identifies each Employee Plan by jurisdiction (with any such Employee Plan that is subject to the Laws of Canada, a “Canadian Plan”).

(l)	With respect to each Employee Plan, the Company has provided to Parent complete, correct and current copies of the following (or, to the extent no such copy exists, an accurate description thereof), to the extent applicable: (i) all current plan documents, trust agreements, insurance Contracts or other funding documents, and all material amendments thereto; (ii) all current benefit administration Contracts, financial administration Contracts, service agreements, and all other related Contracts; (iii) all legal opinions, consultants’ reports and material or substantive correspondence with administrators relating to the administration or funding of such Employee Plan, or the use of funds held under such Employee Plan; (iv) any currently effective determination letter or opinion letter received from the IRS or the Taxing Authority; (v) the most recent annual actuarial valuation and the most recent annual information return (including Form 5500 or any other applicable form, and all schedules thereto); (vi) the most recent summary plan description or member booklet (in English and French where prepared in both languages) and any material modifications thereto; and (vii) since January 1, 2020, all material or substantive non-routine correspondence from any Governmental Body regarding any Employee Plan. No fact, condition or circumstances exists that would affect the information contained in the documents provided pursuant to this Section 29(l).

(m)	Neither the Company nor any ERISA Affiliate has during the past six years maintained, sponsored, contributed to or been required to maintain, sponsor or contribute to or otherwise had any liability, whether absolute or contingent, with respect to (i) a plan subject to Title IV of ERISA or Code section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in section 4001 of ERISA, (ii) a “multiple employer plan” as defined in section 413(c) of the Code or section 210 of ERISA, or (iii) a “multiple employer welfare arrangement” within the meaning of section 3(40) of ERISA.

(n)	Except as set forth in Section 29(n) of the Company Disclosure Schedule, no Employee Plan (i) is subject to federal or provincial pension standards legislation in Canada, (ii) is a “deferred profit sharing plan” as defined under subsection 147(1) of the Tax Act, (iii) is an “employee life and health trust” as such term is defined in subsection 248(1) of the Tax Act, (iv) is a “health and welfare trust” within the meaning of Canada Revenue Agency Income Tax Folio S2-F1-C1, (v) is a “retirement compensation arrangement” as defined in section 248(1) of the Tax Act, (vi) is a “profit sharing plan,” as defined under subsection 147(1) of the Tax Act, or (vii) is or has been determined to be a “salary deferral arrangement” as defined in section 248(1) of the Tax Act.

(o)	Each of the Employee Plans that is intended to be qualified under section 401(a) of the Code is so qualified and has obtained a favourable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and there are no facts or circumstances that could reasonably be expected to cause the loss of such qualification. Each of the Employee Plans is now, and has since January 1, 2020, been operated in compliance with its terms and all applicable Laws, including but not limited to ERISA and the Code, except as would not be reasonably expected to result in a material liability for the Company.

(p)	Each Canadian Plan (i) has, as applicable, been established, maintained, documented, funded, invested, administered and operated in compliance with its terms and applicable Law, including the Tax Act, and no act or omission has occurred and no condition exists with respect to any Employee Plan that could subject the Company or any Company Subsidiary to any Legal Proceeding, penalty, excise tax or other liability or obligation being imposed under any applicable Law, (ii) that is required to be filed, registered or approved by a Governmental Body has been so filed, registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Canadian Plan that could reasonably be expected to affect any such approval relating thereto or increase the costs relating thereto, (iii) that is required to be funded under applicable Law is fully funded or fully insured on a termination basis (determined using reasonable actuarial assumptions), and (iv) that is intended to qualify for Tax-preferred or Tax-exempt treatment has been duly registered (where registration is required for such treatment) in accordance with applicable Law, and, to the knowledge of the Company, no event has occurred with respect to any such Employee Plan that could result in the revocation of such registration of such Employee Plan or which could otherwise reasonably be expected to adversely affect the Tax status of such Employee Plan.

(q)	All benefits, contributions, premiums, reimbursements and payments required to have been made or withheld by the Company or any Company Subsidiary to each Employee Plan have been made or withheld at or before becoming due in accordance with applicable Law, the terms of such Employee Plan, and any related Contract, and all amounts that are accrued or payable but not yet due under the Employee Plans as of the Closing Date are fully and accurately reflected in the consolidated financial statements of the Company.

(r)	Except to the extent required under section 601 et seq. of ERISA or section 4980B of the Code (or any other similar state or local Law), neither the Company nor any Employee Plan, or other Canadian Plans has any present or future obligation to provide post-employment or post-retirement health or welfare coverage (including any disability, hospitalization, medical, dental, drug, accidental death and dismemberment, critical illness, travel, or life insurance benefits) to or make any payment to, or with respect to, any former Company Associate pursuant to any Employee Plan, except to the extent required by applicable employment standards legislation. No Canadian Plan provides or promises Company Associates health and welfare benefit beyond their retirement or other termination of service (including pursuant to individual contracts of employment or severance), except to the extent required by applicable employment standards legislation.

(s)	Neither the Company nor any Company Subsidiary maintains any obligations (whether pursuant to an Employee Plan or otherwise) to (i) gross-up or reimburse any individual for any Taxes incurred by such individual, including those payable under sections 409A or 4999 of the Code, or (ii) indemnify or hold another Person harmless for any losses, damages, liabilities, costs, fines, penalties, fees or expenses attributable to any acts or omissions by such Person with respect to any Employee Plan.

(t)	Except as set forth in the Plan of Arrangement with respect to the treatment of Company Options, none of the execution and delivery of this Agreement, the performance of this Agreement or the consummation of the Transactions could (either alone or in combination with another event) result in (i) the Company or any Company Subsidiary becoming liable for any of the following: (A) severance or termination pay owed to a Company Associate upon any termination of employment or service after the date of this Agreement, or any increase thereof, (B) any payment, compensation or benefit becoming due, or any increase thereof, including any bonus, retention, change in control, retirement or job security payment or benefit, (C) the acceleration of the time of payment or vesting of any payment, compensation or benefit and (D) any funding (through a grantor trust or otherwise) of any compensation or benefit, (ii) any other liability or obligation pursuant to any of the Employee Plans or (iii) the payment of any amount that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of section 280G of the Code or result in the payment of an excise tax by any Person under section 4999 of the Code.

(u)	Neither the Company nor any Company Subsidiary has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state, provincial, local, or foreign Law (the “WARN Act”) that remains unsatisfied except as would not be reasonably expected to result in a material liability for the Company. Since January 1, 2023, there has not been any plant closing or mass layoff, or term of similar import under any applicable similar Law.

(v)	No Legal Proceedings (other than routine claims for benefits in the ordinary course) are pending or threatened against any Employee Plan, the assets of any of the trusts under any such plan or the plan sponsor or administrator, or against any fiduciary of any Employee Plan with respect to the operation thereof, and no fact or circumstance exists that would reasonably be expected to give rise to any such Legal Proceeding except as would not be reasonably expected to result in a material liability for the Company.

(w)	No event has occurred and no condition or circumstance exists that has resulted or, to the knowledge of the Company, could reasonably result in any Employee Plan (i) being ordered or required to be terminated or wound-up in whole or in part; (ii) having its registration under any applicable Laws refused or revoked; (iii) being placed under the administration of any trustee or any Governmental Body; or (iv) being required to pay any Taxes, fines or penalties under any applicable Laws.

(x)	All data necessary to administer each Employee Plan in accordance with its terms and conditions and all Laws is in possession of the of the Company or the Company Subsidiaries and such data is complete, correct, and in a form which is sufficient for the proper administration of each Employee Plan.

(y)	The Company has the right under the terms of each Employee Plan and under applicable Law, without the need to provide more than 30 days’ notice to any affected Person, to (i) amend, revise, merge or terminate such Employee Plan (or its participation in such Employee Plan), or (ii) transfer the assets of such Employee Plan to another arrangement, plan or fund, at the sole discretion of the Company, as applicable and without liability.

(z)	Each Employee Plan providing health and welfare coverage (including any disability, hospitalization, medical, dental, drug, accidental death and dismemberment, critical illness, travel, life or other similar benefits) is fully-insured with one or more licensed insurance carriers pursuant to a Contract of insurance. No insurance policy or any other agreement affecting any Employee Plan requires or permits a retroactive increase in contributions, premiums or other payments due under such insurance policy or agreement. All Contracts in respect of the Employee Plans are valid and the Company or any Company Subsidiary can enforce such Contracts or cause such Contracts to be enforced, and, to the knowledge of the Company, nothing has been done or omitted to be done by the Company or any Company Subsidiary which could make any policy or insurance Contract void or voidable.

(aa)	There are no outstanding improvements, increases or change that have been promised or announced in respect of any Employee Plan, and neither the Company nor any Company Subsidiary has made any plan, promise, commitment or undertaking to create any additional benefit plan, contracts, practices, policies, agreements, undertakings, programs, funds or arrangements that would be an Employee Plan if in existence as of the date hereof.

(bb)	Each employee benefit plan, policy, program, practice, agreement, arrangement or undertaking that has been terminated or wound up prior to the date hereof that would have been an Employee Plan if in existence as of the date hereof, has been wound-up or terminated in accordance with its terms and applicable Law applicable. There exists no liabilities or unpaid Taxes in connection with any such employee benefit plan, policy, program, practice, agreement, arrangement or undertaking that has been terminated or wound up.

(cc)	No Employee Plan provides benefits to, or allows participation by, any Person that is not a Company Associate, or any spouse, common-law partner, dependent, survivor or beneficiary, thereof.

30.	Environmental Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole: (a) the Company and each Company Subsidiary is, and has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of its business; (b) as of the date of this Agreement, there is no investigation, suit, claim, action or Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or, to the knowledge of the Company, the Leased Real Property; (c) as of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice, report, or other information of or entered into any legally binding agreement, order, settlement, judgment, injunction, or decree involving uncompleted, outstanding, or unresolved violations, liabilities, or requirements on the part of the Company or any Company Subsidiary relating to or arising under Environmental Laws; (d) to the knowledge of the Company: (i) no Person has been exposed to any Hazardous Material at a property or facility of the Company or any Company Subsidiary at levels in excess of applicable permissible exposure levels; and (ii) there is and has been no Hazardous Material present or Released on, at, under, or from any property or facility, including the Leased Real Property, in a manner and concentration contrary to applicable Environmental Laws that would reasonably be expected to result in any claim against or liability of the Company or any Company Subsidiary under any Environmental Law; and (e) neither the Company nor any Company Subsidiary has assumed, undertaken, or otherwise become subject to any known liability of another Person arising under Environmental Laws.

31.	Insurance. All material insurance policies with respect to the business and assets of the Company and the Company Subsidiaries (a) are set forth in Section 31 of the Company Disclosure Schedule and (b) the Company has delivered or made available to Parent accurate and complete copies of all such insurance policies and a description of all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and the Company Subsidiaries existing as of the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, (a) the Company and its Subsidiaries maintain or are otherwise covered by insurance in such amounts and against such risks as is sufficient to comply with applicable Law and Contracts to which the Company or any Company Subsidiary is bound; and (b) as of the date of this Agreement, all insurance policies with respect to the business and assets of the Company and the Company Subsidiaries are in full force and effect, all premiums due thereon have been paid in full, no written notice of cancellation or modification has been received, and there is no existing default or event that, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder.

32.	Legal Proceedings; Orders.

(a)	As of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of the Company, threatened in writing, against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, or to the knowledge of the Company, against any present or former officer, director or employee of the Company or any Company Subsidiary in such individual’s capacity as such, other than any Legal Proceeding that would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, or to prevent or materially delay the ability of the Company to consummate the Arrangement by the Outside Date.

(b)	Since January 1, 2018, neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any of its contract manufacturers for any Company Products, have received any material FDA Form 483 or other notices of violations, inspectional observations, warning letters, untitled letters or other written administrative, regulatory or enforcement notice from any Regulatory Authority.

(c)	As of the date of this Agreement, there is no order, writ, injunction, or judgment to which the Company or any Company Subsidiary is subject that would, individually or in the aggregate, reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.

(d)	To the knowledge of the Company, as of the date of this Agreement, no investigation or review by any Governmental Body with respect to the Company is pending or is being threatened, other than any investigations or reviews that would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.

33.	Opinion of Financial Advisor. The Company Board (in such capacity) has received the Fairness Opinion of PI Financial Corp. (the “Company Financial Advisor”), on or prior to the date of this Agreement, that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Arrangement Consideration to be paid to the Shareholders (other than any Shares held by Dissenting Holders) pursuant to this Agreement is fair from a financial point of view to such holders, which opinion has not been withdrawn or modified as of the dated of this Agreement. The Company has provided or shall provide a copy of such written opinion to Parent promptly after receipt thereof by the Company Board.

34.	Financial Advisors. Except for the Company Financial Advisor pursuant to the Company Financial Advisor Engagement Letter, no broker, finder, investment banker, financial advisor, intermediary or other Person is retained by or authorized to act on behalf of the Company or any Company Subsidiary or is entitled to any brokerage, finder’s, or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has, prior to the execution and delivery of this Agreement, made available to Parent true, correct, and complete copies of the Company’s engagement letters with the Company Financial Advisor (the “Company Advisor Engagement Letter”) relating to the Transactions as in effect on the date of this Agreement and shall not have been amended as of the Effective Time.

35.	Related Party Transactions. Except as disclosed in Section 35 of the Company Disclosure Schedule or Contracts made solely among the Company and the Company Subsidiaries, there are no Contracts between the Company or any of its Subsidiaries and any Person with whom Company or its Subsidiaries is not dealing, as of the date of this Agreement, at arm’s length (within the meaning of the Tax Act) (each of the foregoing, a “Company Related Party Transaction”). To the knowledge of the Company, except as disclosed in Section 35 of the Company Disclosure Schedule, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

36.	Major Suppliers. Section 36 of the Company Disclosure Schedule sets forth an accurate and complete list of (i) each supplier who was one (1) of the ten (10) largest suppliers of the Company and its Subsidiaries related to the drug development business for the period of March 31, 2022 to the date of this Agreement, based on amounts paid or payable to such suppliers as of the date of this Agreement and (ii) each supplier involved in the conduct of any clinical trials operated by the Company or any of the Company Subsidiaries ((i) and (ii) each, a “Major Supplier”). Neither the Company nor any Company Subsidiary has any pending material dispute with any Major Supplier. Since January 1, 2020, neither the Company nor any Company Subsidiary has received any written notice or, to the knowledge of the Company, other communication from any Major Supplier to the effect that such Major Supplier will likely not continue as a supplier of any of the Company or any Company Subsidiary or to the effect that such Major Supplier intends to terminate or materially modify any existing Contract with the Company or any of its Subsidiaries in any manner materially adverse to the Company and the Company Subsidiaries, including by materially reducing the scale of the business conducted with, the Company or any of the Company Subsidiaries. To the Company’s knowledge, each Major Supplier conducts its business in respect of the Company in material compliance with all applicable Laws (including Healthcare Laws) and the Company exercises appropriate oversight of all Major Suppliers’ compliance with such Laws. The Company has not subjected any Major Suppliers to, and to the Company’s knowledge no Major Supplier has been subjected by any Regulatory Authority to, any corrective or preventative actions.

37.	No Allegations. In the last five years, no allegations of sexual or psychological harassment, assault or misconduct have been made to the Company or any Company Subsidiary against, nor has the Company or any Company Subsidiary entered into any settlement, consent decree or other agreement resolving such allegations with, any individual in his or her capacity as (i) a current or former officer of the Company, (ii) a current or former member of the Company Board; or (iii) a current or former employee of the Company or any Company Subsidiary at a level of vice president or above.

38.	Funds Available. The Company has sufficient funds available to pay the Termination Payment and the Expenses Reimbursement Payment.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

1.	Due Organization. Parent is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization and has the requisite power and authority to (a) conduct its business in the manner in which its business is currently being conducted, and (b) own and use its assets in the manner in which its assets are currently owned and used, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company accurate and complete copies of the certificate of the Constating Documents of Parent and Purchaser, including all amendments thereto. None of Parent or Purchaser is in violation of any provision of its Constating Documents.

2.	Purchaser. Purchaser is a corporation duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization and has the requisite power and authority to (a) conduct its business in the manner in which its business is currently being conducted, and (b) own and use its assets in the manner in which its assets are currently owned and used, except as has not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and prior to the Effective Time, Purchaser will not have engaged in any business activity or conducted any operation other than in connection with the Transactions or as contemplated by this Agreement and those incident to its formation. Parent, as of the date of this Agreement and as of the Effective Time will directly or indirectly be, the sole beneficial stockholder of Purchaser.

3.	Authority; Execution and Binding Obligation. Each of Parent and Purchaser has the requisite power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by each of the Purchaser and the Parent, and constitutes a legal, valid and binding agreement of each of the Purchaser and the Parent enforceable against each of the Purchaser and the Parent in accordance with its terms subject only to the Enforceability Exceptions.

4.	Non-Contravention; Consents.

(a)	The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions will not, (i) conflict with or violate either Parent’s or Purchaser’s Constating Documents, (ii) assuming that all consents, approvals, and other authorizations described in Section 4(b) of Schedule D have been obtained, conflict with or violate any Law applicable to Parent or Purchaser or by which any property or asset of Parent or Purchaser is bound, or (iii) result in any breach or violation of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) by Parent or any Subsidiary of Parent (including Purchaser) under, or give to others any right of termination, amendment, acceleration, or cancellation of, or result in the loss of any benefit to which Parent or Purchaser is entitled under, or the creation of any Encumbrance (other than Permitted Encumbrances) on the properties or assets of the Company or Company Subsidiaries pursuant to, any Contract or other instrument or obligation to which Parent or Purchaser is a party or by which Parent or Purchaser or any property or asset of either of them is bound, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, rights, terminations, amendments, cancellations, accelerations, Encumbrances or other occurrences that would not have a Parent Material Adverse Effect.

(b)	The execution and delivery of this Agreement by each of Parent and Purchaser do not, and the performance by each of Parent and Purchaser of their respective covenants and obligations pursuant to this Agreement and the consummation by Parent and Purchaser of the Transactions will not, require any consent, approval, authorization, or permit of, or filing with or notification to, any Governmental Body on the part of Parent, Purchaser or any of their Affiliates with respect to any of the foregoing except for (i) applicable requirements and any filing required under the rules and regulations of Nasdaq or TSX, as applicable, (ii) filings with the Securities Authorities, (iii) the filing of the Articles of Arrangement with the applicable Governmental Body; (iv) the Interim Order and the Final Order, (v) filings with the Director under the CBCA, and (vi) any other consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration, or filing that, in each case, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.	Absence of Litigation. There is no Legal Proceeding in connection with this Agreement pending or, to the knowledge of Parent, threatened in writing against Parent or Purchaser, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any final and binding continuing order of, consent decree, settlement agreement, or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination, or award of any Governmental Body, in each case, in connection with this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

6.	Funds. Parent has, and will at the Closing have, cash resources in immediately available funds and in an amount sufficient to consummate the Transactions, including payment of the Arrangement Consideration and any fee and expense of, or payable by, Parent or Purchaser in connection with the Transactions.

7.	Ownership of Shares. Neither Parent nor Purchaser holds or beneficially owns any securities of the Company or any of its Affiliates.